As filed with the Securities and Exchange Commission on February 16, 2007
Registration Statement No. 333-138024

SECURITIES AND EXCHANGE COMMISSION

POST-EFFECTIVE
AMENDMENT NO. 1 TO
FORM SB-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ISORAY, INC.
(Name of Small Business Issuer in its Charter)

Minnesota	3841	41-1458152
(State of Incorporation)	(Primary Standard Industrial Classification Code Number)	(IRS Employer ID No.)

350 Hills Street, Suite 106
Richland, WA 99354
(509) 375-1202
(Address and Telephone Number of Principal Executive Offices and Principal Place of Business)

Roger Girard, CEO
350 Hills Street, Suite 106
Richland, WA 99354
(509) 375-1202
(Name, Address and Telephone Number of Agent for Service)

Copies of communications to:

Stephen R. Boatwright, Esq.
Alicia M. Corbett, Esq.
Keller Rohrback, PLC
3101 North Central Avenue, Suite 1400
Phoenix, Arizona 85012
(602) 248-0088
Facsimile Number: (602) 248-2822

Approximate date of commencement of proposed sale to the public: From time to time.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Amount To Be Registered (1)	Proposed Maximum Offering Price Per Unit		Proposed Maximum Aggregate Offering Price	Amount Of Registration Fee

Common stock, $0.001 par value	4,830,940	$3.10	(4)	$14,975,914	$1,602.42	(3)
Common stock, $0.001 par value, issuable upon exercise of warrants	4,233,950	$3.10	(2)	$13,125,245	$1,404.40	(3)

Total	9,064,890			$28,101,159	$3,006.82	(3)

(1)
Includes shares of our common stock, par value $0.001 per share, which may be offered pursuant to this registration statement, a portion of which shares are issuable upon exercise of warrants held by the selling shareholders. In addition to the shares set forth in the table, the amount to be registered includes an indeterminate number of shares, including those issuable upon exercise of the warrants, as such number may be adjusted as a result of stock splits, stock dividends and similar transactions in accordance with Rule 416.

(2)
Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based upon the average of the bid and asked prices of the Registrant's common stock on October 11, 2006.

(3)	Previously paid.

(4)	Represents a combination of (2) and (5).

(5)
Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based upon the average of the bid and asked prices of the Registrant's common stock on October 17, 2006.

ISORAY, INC.
9,064,890 Shares
Common Stock

This prospectus relates to the sale by the selling shareholders of up to 9,064,890 shares of our common stock, $0.001 par value. The 9,064,890 shares being registered consist of the following: up to 4,830,940 shares of common stock and up to 4,233,950 shares of common stock underlying warrants to purchase common stock all currently held by the selling shareholders. The warrants are exercisable at prices ranging from $3.00 to $6.50 with expiration dates ranging from October 28, 2007 to August 17, 2011.

The prices at which the selling shareholders may sell shares will be determined by the prevailing market price for the shares or in negotiated transactions.  We will not receive any proceeds from the sale of our shares by the selling shareholders. The selling shareholders may be deemed underwriters of the shares of common stock which they are offering. We will pay the expenses of registering these shares.

Our common stock is listed on the OTC Bulletin Board under the symbol "ISRY.OB."  On February 13, 2007, the closing price of our common stock was $4.90 per share.

No underwriter or other person has been engaged to facilitate the sale of shares of common stock in this offering.

INVESTING IN OUR SECURITIES INVOLVES RISKS.  SEE "RISK FACTORS"
BEGINNING ON PAGE 4.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE
SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES
OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is February 16, 2007.

350 Hills Street, Suite 106
Richland, WA 99354
(509) 375-1202

TABLE OF CONTENTS

PROSPECTUS SUMMARY	1
RISK FACTORS	4
USE OF PROCEEDS	12
MANAGEMENT'S DISCUSSION AND ANALYSIS	12
MARKET FOR COMMON STOCK	23
DESCRIPTION OF BUSINESS	25
DESCRIPTION OF PROPERTY	43
LEGAL PROCEEDINGS	44
DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS	44
INDEMNIFICATION OF DIRECTORS AND OFFICERS	50
SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	50
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	51
SELLING SHAREHOLDERS	53
PLAN OF DISTRIBUTION	64
DESCRIPTION OF SECURITIES	65
LEGAL MATTERS	70
EXPERTS	70
CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS	70
FURTHER INFORMATION	71

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ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus. We have not, and the selling shareholders have not, authorized anyone to provide you with information that is different from that contained in this prospectus. The selling shareholders are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Except as otherwise indicated, market data and industry statistics used throughout this prospectus are based on independent industry publications and other publicly available information. Although we believe that these data and statistics are reasonable and sound, they have been prepared on the basis of underlying data to which we do not have access, and which we cannot independently verify.

For definitions of many of the technical terms used throughout this prospectus, see page 2.

PROSPECTUS SUMMARY

The following summary highlights selected information contained in this prospectus. This summary does not contain all the information you should consider before investing in our common stock. Before making an investment decision, you should read the entire prospectus carefully, including the "RISK FACTORS" section, the financial statements and the notes to the financial statements. As used throughout this prospectus, the terms "IsoRay," the "Company," "we," "us" and "our" refer to IsoRay, Inc.

Our Business

We are a medical technology company focusing on innovative treatments for prostate cancer and other solid cancer tumors, with a goal of improved patient outcomes. Our wholly-owned subsidiary, IsoRay Medical, Inc., a Delaware corporation ("Medical"), began selling its initial product, the Food and Drug Administration approved IsoRay Cesium-131 brachytherapy seed (the "IsoRay 131Cs seed"), in October 2004 for the treatment of prostate cancer. Cesium-131 or 131Cs is an isotope of the element Cesium that gives off low energy, “soft” x-rays as it decays killing diseased tissue by irradiating it where it is placed. Brachytherapy seeds allow physicians to place 131Cs or another radioactive isotope within the body to kill cancerous tissue. Our management believes that the clinical benefits of Cesium-131 will enable us to capture market share within the existing brachytherapy market, which uses the radioactive isotopes Palladium-103 and Iodine-125.

Our Corporate History

We were incorporated under Minnesota law in 1983. Since 1998 and until our merger with Medical, we had no significant operations. On July 28, 2005, our subsidiary, Century Park Transitory Subsidiary, Inc. merged into IsoRay Medical, Inc., making Medical our wholly-owned subsidiary.

Medical was formed under Delaware law on June 15, 2004 and merged with IsoRay Products LLC and IsoRay, Inc., each formed under Washington law, on October 1, 2004. The first IsoRay company was originally organized in 1998 as a Washington limited liability company, IsoRay, LLC, to develop a medical device using the Cesium-131 seed technology and later transferred its operations to IsoRay, Inc. on May 1, 2002. IsoRay Products LLC was formed in September 2003 to raise capital to fund the operations of IsoRay, Inc. Both IsoRay, Inc. and IsoRay Products LLC merged with IsoRay Medical, Inc. on October 1, 2004.

Our independent auditors have expressed doubt about our ability to continue as a going concern due to ongoing operating losses, which our management expects to continue for the foreseeable future. Because our revenues from sales of our 131Cs seed are insufficient to find our operations at this time, we will need to obtain financing or grow our revenues in the near future to continue our operations. Management expects our independent auditors will continue to express doubt about our ability to continue as a going concern for the foreseeable future.

Our principal office is located at 350 Hills Street, Suite 106, Richland, Washington 99354. Our general office phone number is (509) 375-1202. Our website is www.isoray.com. Information on our website is not part of this prospectus.

The Offering

Common Stock Offered	9,064,890 shares by selling shareholders

Offering Price	Market price or negotiated price

Common Stock Outstanding Before the Offering	16,815,360 shares as of February 7, 2007

Use of Proceeds	We will not receive any proceeds from the resale of the shares offered hereby, all of which proceeds will be paid to the selling shareholders.

Risk Factors	The purchase of our common stock involves a high degree of risk. You should carefully review and consider the "RISK FACTORS" section beginning on page 4.

OTC Bulletin Board Symbol	ISRY.OB

Certain Defined Terms

The technical terms defined below are important to understand as they are used throughout this prospectus. When used in this prospectus, unless the context requires otherwise:

“Brachytherapy” refers to the process of placing therapeutic radiation sources in, or near, diseased tissue. Brachytherapy is derived from a Greek term meaning “short distance” therapy.

“Cesium-131”, “131Cs” or“Cs-131” is an isotope of the element Cesium that gives off low energy, “soft” x-rays as it decays. Cesium-131 decays to 50% of its original activity every 9.7 days, becoming essentially inert after 100 days.

“EBRT” (external beam radiation therapy) is the external treatment of prostate cancer using an x-ray-like machine that targets a beam of radiation at the cancer site. The treatment damages genetic material within the cancer cells, which prevents the cells from growing and the affected cells eventually die. Treatments are generally performed at an outpatient center five days a week for seven or eight weeks.

“Half-life” means the time required for a radioisotope to decay to one-half of its previous activity. The amount of radiation emitted thus decreases to 25% of original activity in two half-lives, 12.5% in three half-lives, and so on.

“Isotope” refers to atoms of the same element that have different atomic masses. The word “isotope” means “same place,” referring to the fact that isotopes of a given element have the same atomic number and hence occupy the same place in the Periodic Table of the Elements. Thus, they are very similar in their chemical behavior.

“131Cs seed” is the name by which IsoRay’s first product, the Cesium-131-based brachytherapy seed, is currently known.

“Pure-beta particle emitter” is a radioisotope whose only emissions during radioactive decay are beta particles (electrons). Beta particles can travel several millimeters in tissue.

“RP” (radical prostatectomy or prostatectomy) is the complete surgical removal of the prostate, under significant anesthesia. Two main types of surgery have evolved: nerve-sparing and non nerve-sparing. The nerve-sparing surgery is designed to minimize damage to the nerves that control penile erection.

“Radiobiologic” is characteristic of the effects of radiation on organisms or tissues, most commonly the effectiveness of therapeutic radiation in interrupting cell growth and replication.

“Radioisotope” is a natural or man-made isotope of an element that spontaneously decays while emitting ionizing radiation.

“Seed” is a common term for small radiation sources consisting of a radioisotope sealed within a biocompatible capsule such as gold or titanium, suitable for temporary or permanent brachytherapy implantation.

“Therapeutic radiation” refers to ionizing radiation with sufficient energy to disrupt basic biological processes of cells.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus and any other filings we may make with the United States Securities and Exchange Commission in the future before investing in our common stock. There may also be risks of which were are currently unaware, or that we currently regard as immaterial based on the information available to us that later prove to be material. If any of these risks occur, our business, operating results and financial condition could be seriously harmed, the trading price of our common stock could decline, and you could lose some or all of your investment.

Risks Related To Our Business

Our Independent Accountants Have Expressed Doubt About Our Ability To Continue As A Going Concern. IsoRay, Inc. (“IsoRay” or the “Company”) has generated material operating losses since inception. We expect to continue to experience net operating losses. Our ability to continue as a going concern is subject to our ability to obtain necessary funding from outside sources, including obtaining additional funding from the sale of our securities, the exercise of our warrants, or obtaining loans and grants from various financial institutions where possible. The substantial doubt expressed by our auditors about our ability to continue as a going concern increases the difficulty in meeting such goals. We have limited historical, operating or financial information upon which to evaluate our performance. There can be no assurance that the Company will attain profitability.

Our Revenues Depend Upon One Product. Until such time as we develop additional products, our revenues depend upon the successful production, marketing, and sales of the IsoRay 131Cs seed. The rate and level of market acceptance of this product may vary depending on the perception by physicians and other members of the healthcare community of its safety and efficacy as compared to that of competing products, if any; the clinical outcomes of the patients treated; the effectiveness of our sales and marketing efforts in the United States and Europe; any unfavorable publicity concerning our product or similar products; our product’s price relative to other products or competing treatments; any decrease in current reimbursement rates from the Centers for Medicare and Medicaid Services or third-party payers; regulatory developments related to the manufacture or continued use of the product; availability of sufficient supplies of enriched barium for 131Cs seed production; ability to produce sufficient quantities of this product; and the ability of physicians to properly utilize the device and avoid excessive levels of radiation to patients. Because of our reliance on this product as the sole source of our revenue, any material adverse developments with respect to the commercialization of this product may cause us to continue to incur losses rather than profits in the future.

Although Approved To Treat Any Malignant Tissue, Our Sole Product Is Currently Used To Treat One Type Of Cancer. As of the date of this Prospectus, the IsoRay 131Cs seed is used exclusively for the treatment of prostate cancer. We believe the 131Cs seed will be used to treat cancers of other sites as well, as is currently the case with our competitors’ 125I and 103Pd seeds. However, we believe that clinical data gathered by select groups of physicians under treatment protocols specific to other organs will be needed prior to widespread acceptance of our product for treating other cancer sites. If our current and future products do not become accepted in treating cancers of other sites, our sales will depend solely on treatment of prostate cancer and we will require ever increasing market share to increase revenues.

The Lease On Our Production Facility Ends In October 2007. The Company’s current production facility lease ends in October 2007. While the landlord has agreed to work with the Company to minimize production disruptions, the landlord has indicated that it does not intend to enter into a long-term leasing agreement with the Company. Management is in the final stages of negotiation to lease space for a new production facility. Once the new lease is signed, the Company will begin to obtain the necessary permits and licenses and to make the necessary leasehold improvements. Management believes that the Company will be able to obtain the necessary permits for the new facility in a timely manner that will not cause delays in the leasehold improvements construction schedule. This new facility is expected to be operational at the end of calendar year 2007. Management believes that the new production facility lease currently being negotiated will be able to accommodate the Company’s anticipated future growth for several years. The Company continues to use PNNL to provide third-party assay of its products, but has otherwise vacated PNNL facilities. Management believes that if the Company is unable to obtain the new lease, the necessary permits, or finish the leasehold improvements before having to vacate the present manufacturing facility, that a temporary manufacturing facility is available and could be used although production capacity and scheduling flexibility would be limited.

We Have Limited Data On The Clinical Performance Of 131Cs. As of February 15, 2007, the IsoRay 131Cs seed had been implanted in over 900 patients. While this number of patients may prevent us from drawing statistically significant conclusions, the side effects experienced by these patients were less severe than side effects observed in seed brachytherapy with 125I and 103Pd and in other forms of treatment such as radical prostatectomy These early results indicate that the onset of side effects generally occurs between one and three weeks post-implant, and the side effects are resolved between five and eight weeks post-implant, indicating that, at least for these initial patients, side effects resolved more quickly than the side effects that occur with competing seeds or with other forms of treatment. These limited findings support management’s belief that the 131Cs seed will result in less severe side effects than competing treatments, but we may have to gather data on outcomes from additional patients before we can establish statistically valid conclusions regarding the incidence of side effects from our seeds.

We Will Need To Raise Additional Capital. The hiring of upper level executives and increasing production requirements significantly increased IsoRay’s monthly cash requirements since August 2005. Monthly operating cash requirements as of February 1, 2007 were approximately $700,000, excluding capitalized items. Capital expenditures typically include the purchase or capital lease of equipment, with a life-expectancy of more than 12 months, costing in excess of $2,500, which would include among other things: analytical systems, improved packaging for final products and, new production systems which increase manufacturing throughput. Ongoing requirements to meet greater payroll obligations coupled with legal and accounting fees associated with our public reporting status have resulted in greater amounts of short-term cash demands. We will need to continue to raise capital.

We will also need substantial funds to complete the development, manufacturing, and marketing of our current and future products. Consequently, we will seek to raise additional capital through not only warrant solicitation, public and private offerings of equity and debt securities, but also collaborative arrangements, strategic alliances, or from other sources. Management is now in discussions to raise up to $20 million of equity financing through a Form S-3 Registration Statement declared effective on February 15, 2007 but there is no assurance that this funding will be closed and if closed, at prices which do not dilute existing investors.

We may be unable to raise additional capital on commercially acceptable terms, if at all, and if we raise capital through additional equity financing, existing shareholders may have their ownership interests diluted. Our failure to be able to generate adequate funds from operations or from additional sources would harm our business.

The Passage Of Initiative 297 In Washington May Result In The Relocation Of Our Manufacturing Operations. Washington voters approved Initiative 297 in late 2004, which may impose restrictions on sites at which mixed radioactive and hazardous wastes are generated and stored. IsoRay has been assured by the Attorney General’s office of the State of Washington that medical isotopes are not included in Initiative 297 and that manufacturing in IsoRay’s new production facility would not be interrupted, but there is no assurance that this interpretation of Initiative 297 by the Attorney General’s Office will continue to exclude medical isotopes. In June 2006, a U.S. District Court judge ruled that Initiative 297 was unconstitutional in its entirety. However, the State of Washington has indicated that it may appeal the decision. If this decision is overturned and Initiative 297 is enforced it could impact our ability to manufacture our seeds in the State of Washington.

Management believes that we will be able to continue our manufacturing operations in the State of Washington for the foreseeable future. In the event Initiative 297 is enforced against us, management may consider establishing an alternate manufacturing facility outside of Washington, and we may consider moving all or part of our operations to another state even if Initiative 297 is not enforced against us.

We Have Limited Manufacturing Experience And May Not Be Able To Meet Demand. The existing management team and staff of IsoRay have experience primarily in research and development of products and our experience in commercial-scale manufacturing is limited. We began commercial production of the 131Cs seed in the fourth quarter of 2004. Although our management team has significant radiochemistry experience, there is a possibility that production demands may result in challenges that may be too difficult or expensive to overcome. We have developed and deployed semi-automated laser welding equipment that can produce seeds faster than fully-automated equipment the Company has reviewed that would cost several million dollars to design and fabricate. We believe we will continually find more efficient means of welding the titanium seeds; however, there is a possibility that future demand will outstrip our ability to produce seeds using the semi-automated process. Management believes that the new production facility lease currently being negotiated will be able to accommodate the Company’s anticipated future growth for several years. The Company continues to use PNNL to provide third-party assay of its products, but has otherwise vacated PNNL facilities.

We Are Subject To The Risk That Certain Third Parties May Mishandle Our Product. We rely on third parties, such as Federal Express, to deliver our 131Cs seed, and on other third parties, including various radiopharmacies, to package our 131Cs seed in certain specialized packaging forms that, as of the date of this Prospectus, we do not provide at our own facilities. We are subject to the risk that these third parties may mishandle our product, which could result in adverse effects, particularly given the radioactive nature of our product. As an example, on January 5, 2006, we were notified by one of our primary customers, Chicago Prostate Cancer Center (“CPCC”), that it would no longer accept 131Cs products from the radiopharmacy exclusively used by us at that time due to quality control concerns. The role of the radiopharmacy is to provide third-party assay, preloading, and sterilization of the 131Cs seeds which are then shipped directly to customers for use in patient implants. We immediately began working to bring these functions in house. On March 28, 2006, CPCC resumed ordering from us.

Our Operating Results Will Be Subject To Significant Fluctuations. Our quarterly revenues, expenses, and operating results are likely to fluctuate significantly in the future. Fluctuation may result from a variety of factors, which are discussed in detail throughout this “RISK FACTORS” section, including:

•	our achievement of product development objectives and milestones;
•	demand and pricing for the Company’s products;
•	effects of aggressive competitors;
•	hospital, clinic and physician buying decisions;
•	research and development and manufacturing expenses;
•	patient outcomes from our therapy;
•	physician acceptance of our products;
•	government or private healthcare reimbursement policies;
•	our manufacturing performance and capacity;
•	incidents, if any, that could cause temporary shutdown of our manufacturing facilities;
•	the amount and timing of sales orders;
•	rate and success of future product approvals;
•	timing of FDA clearance, if any, of competitive products and the rate of market penetration of competing products;
•	seasonality of purchasing behavior in our market;
•	overall economic conditions; and
•	the successful introduction or market penetration of alternative therapies.

We Rely Heavily On A Limited Number Of Suppliers. Some materials used in our products are currently available only from a limited number of suppliers. For example, virtually all titanium tubing used in brachytherapy seed manufacture comes from a single source, Accellent Corporation. We currently obtain a key component of our seed core from a single supplier. We do not have formal written agreements with either this key supplier or with Accellent Corporation. Any interruption or delay in the supply of materials required to produce our products could harm our business if we were unable to obtain an alternative supplier or substitute equivalent materials in a cost-effective and timely manner. Over sixty percent (60%) of our cesium is now supplied through the Institute of Nuclear Materials (“INM”) located in the former Soviet Union. This percentage will continue to increase as demand for our products increases. Management expects that we will be able to supplement our supply of cesium with deliveries under our recent contract with the Russian Research Institute of Atomic Reactors (“RIAR”), although deliveries have not yet begun under this contract and are now not expected until October 2007. Failure to obtain deliveries of cesium from these sources would have a material adverse effect on seed production and there may be a delay before we could locate alternative suppliers. Additional factors that could cause interruptions or delays in our source of materials include limitations on the availability of raw materials or manufacturing performance experienced by our suppliers and a breakdown in our commercial relations with one or more suppliers. Some of these factors may be completely out of our and our suppliers’ control.

Future Production Increases Will Depend on Our Ability to Acquire Larger Quantities of 131Cs and Hire More Employees. IsoRay currently obtains 131Cs through its contract with INM and through reactor irradiation of natural barium and subsequent separation of cesium from the irradiated barium targets. The amount of 131Cs that can be produced from a given reactor source is limited by the power level and volume available within the reactor for irradiating targets. This limitation can be overcome by utilizing barium feedstock that is enriched in the stable isotope 130Ba. However, the number of suppliers of enriched barium is limited and they may be unable to produce this material in sufficient quantities at a reasonable price.

IsoRay has entered into exclusive agreements with the Institute of Nuclear Materials and the Russian Research Institute of Atomic Reactors in Russia to provide 131Cs in quantities sufficient to supply a significant percentage of future demand for this isotope. Delivery of the isotope from the Institute of Nuclear Materials began in January 2006 and delivery of initial quantities of the isotope from RIAR are expected to begin during October 2007. IsoRay believes these suppliers may also provide access to sufficient quantities of enriched barium that may be recycled for use in other reactors to increase the production of 131Cs. Although the agreements provide for supplying 131Cs in significant quantities, there is no assurance that this will result in IsoRay gaining access to a sufficient supply of enriched barium feedstock and if sufficient supplies are attained we will need to increase our manufacturing staff. If we were unable to obtain supplies of isotopes from Russia in the future, our overall supply of cesium and barium would be reduced significantly.

We Are Subject To Uncertainties Regarding Reimbursement For Use Of Our Products. Hospitals and freestanding clinics may be less likely to purchase our products if they cannot be assured of receiving favorable reimbursement for treatments using our products from third-party payers, such as Medicare, Medicaid and private health insurance plans. Currently, Medicare reimburses hospitals, clinics and physicians for the cost of seeds used in brachytherapy procedures on a per seed basis. Historically, private insurers have followed Medicare guidelines in establishing reimbursement rates. However, third-party payers are increasingly challenging the pricing of certain medical services or devices, and we cannot be sure that they will reimburse our customers at levels sufficient for us to maintain favorable sales and price levels for our products. There is no uniform policy on reimbursement among third-party payers, and we can provide no assurance that our products will continue to qualify for reimbursement from all third-party payers or that reimbursement rates will not be reduced. A reduction in or elimination of third-party reimbursement for treatments using our products would likely have a material adverse effect on our revenues.

In 2003, we applied to the Centers for Medicare and Medicaid Services (CMS) and received reimbursement codes for use of our 131Cs seed (HCPCS code C2633 and APC code 2633). Reimbursement amounts are reviewed and revised periodically on an ad hoc basis. Adjustments could be made to these reimbursement amounts or policies, which could result in reduced reimbursement for brachytherapy services, which could negatively affect market demand for our products.

Furthermore, any federal and state efforts to reform government and private healthcare insurance programs could significantly affect the purchase of healthcare services and products in general and demand for our products in particular. We are unable to predict whether potential healthcare reforms will be enacted, whether other healthcare legislation or regulations affecting the business may be proposed or enacted in the future or what effect any such legislation or regulations would have on our business, financial condition or results of operations.

It Is Possible That Other Treatments May Be Deemed Superior To Brachytherapy. Our 131Cs seed faces competition not only from companies that sell other radiation therapy products, but also from companies that are developing alternative therapies for the treatment of cancers. It is possible that advances in the pharmaceutical, biomedical, or gene therapy fields could render some or all radiation therapies, whether conventional or brachytherapy, obsolete. If alternative therapies are proven or even perceived to offer treatment options that are superior to brachytherapy, physician adoption of our product could be negatively affected and our revenues from our product could decline.

Our Industry Is Intensely Competitive. The medical products industry is intensely competitive. We compete with both public and private medical device, biotechnology and pharmaceutical companies that have been established longer than we have, have a greater number of products on the market, have greater financial and other resources, and have other technological or competitive advantages. In addition, centers that wish to offer the 131Cs seed must comply with licensing requirements specific to the state in which they do business and these licensing requirements may take a considerable amount of time to comply with. Certain centers may choose to not offer our 131Cs seed due to the time required to obtain necessary license amendments. We also compete with academic institutions, government agencies, and private research organizations in the development of technologies and processes and in acquiring key personnel. Although we have patents granted and patents applied for to protect our isotope separation processes and 131Cs seed manufacturing technology, we cannot be certain that one or more of our competitors will not attempt to obtain patent protection that blocks or adversely affects our product development efforts. To minimize this potential, we have entered into exclusive agreements with key suppliers of isotopes and isotope precursors.

We May Be Unable To Adequately Protect Or Enforce Our Intellectual Property Rights Or Secure Rights To Third-Party Patents. Our ability and the abilities of our partners to obtain and maintain patent and other protection for our products will affect our success. We are assigned, have rights to, or have exclusive licenses to patents and patents pending in the U.S. and numerous foreign countries. The patent positions of medical device companies can be highly uncertain and involve complex legal and factual questions. Our patent rights may not be upheld in a court of law if challenged. Our patent rights may not provide competitive advantages for our products and may be challenged, infringed upon or circumvented by our competitors. We cannot patent our products in all countries or afford to litigate every potential violation worldwide.

Because of the large number of patent filings in the medical device and biotechnology field, our competitors may have filed applications or been issued patents and may obtain additional patents and proprietary rights relating to products or processes competitive with or similar to ours. We cannot be certain that U.S. or foreign patents do not exist or will not be issued that would harm our ability to commercialize our products and product candidates.

One Of Our Licensed Patents May Be Terminated Under Certain Conditions. Our 131Cs separation patent is essential for the production of Cesium-131. The owner of the patent, Lane Bray, a shareholder of the Company and Chief Chemist of Medical, has the right to terminate the license agreement that allows the Company to use this patent if we discontinue production for any consecutive 18 month period. The Company has no plans to discontinue production, and management considers it highly unlikely that production will be discontinued for any significant period at any time in the future.

Failure To Comply With Government Regulations Could Harm Our Business. As a medical device and medical isotope manufacturer, we are subject to extensive, complex, costly, and evolving governmental rules, regulations and restrictions administered by the FDA, by other federal and state agencies, and by governmental authorities in other countries. Compliance with these laws and regulations is expensive and time-consuming, and changes to or failure to comply with these laws and regulations, or adoption of new laws and regulations, could adversely affect our business.

In the United States, as a manufacturer of medical devices and devices utilizing radioactive by-product material, we are subject to extensive regulation by federal, state, and local governmental authorities, such as the FDA and the Washington State Department of Health, to ensure such devices are safe and effective. Regulations promulgated by the FDA under the U.S. Food, Drug and Cosmetic Act, or the FDC Act, govern the design, development, testing, manufacturing, packaging, labeling, distribution, marketing and sale, post-market surveillance, repairs, replacements, and recalls of medical devices. In Washington State, the Department of Health, by agreement with the federal Nuclear Regulatory Commission ("NRC"), regulates the possession, use, and disposal of radioactive byproduct material as well as the manufacture of radioactive sealed sources to ensure compliance with state and federal laws and regulations. Our 131Cs brachytherapy seeds constitute both medical devices and radioactive sealed sources and are subject to these regulations.

Under the FDC Act, medical devices are classified into three different categories, over which the FDA applies increasing levels of regulation: Class I, Class II, and Class III. Our 131Cs seed has been classified as a Class II device and has received clearance from the FDA through the 510(k) pre-market notification process. Although not anticipated, any modifications to the device that would significantly affect safety or effectiveness, or constitute a major change in intended use, would require a new 510(k) submission. As with any submittal to the FDA, there is no assurance that a 510(k) clearance would be granted to the Company.

In addition to FDA-required market clearances and approvals for our products, our manufacturing operations are required to comply with the FDA's Quality System Regulation, or QSR, which addresses requirements for a company's quality program such as management responsibility, good manufacturing practices, product and process design controls, and quality controls used in manufacturing. Compliance with applicable regulatory requirements is monitored through periodic inspections by the FDA Office of Regulatory Affairs ("ORA"). We anticipate both announced and unannounced inspections by the FDA. Such inspections could result in non-compliance reports (Form 483) which, if not adequately responded to, could lead to enforcement actions. The FDA can institute a wide variety of enforcement actions, ranging from public warning letters to more severe sanctions such as fines, injunctions, civil penalties, recall of our products, operating restrictions, suspension of production, non-approval or withdrawal of pre-market clearances for new products or existing products, and criminal prosecution. There can be no assurance that we will not incur significant costs to comply with these regulations in the future or that the regulations will not have a material adverse effect on our business, financial condition and results of operations.

The marketing of our products in foreign countries will, in general, be regulated by foreign governmental agencies similar to the FDA. Foreign regulatory requirements vary from country to country. The time and cost required to obtain regulatory approvals could be longer than that required for FDA clearance in the United States and the requirements for licensing a product in another country may differ significantly from FDA requirements. We will rely, in part, on foreign distributors to assist us in complying with foreign regulatory requirements. We may not be able to obtain these approvals without incurring significant expenses or at all, and the failure to obtain these approvals would prevent us from selling our products in the applicable countries. This could limit our sales and growth.

Our Business Exposes Us To Product Liability Claims. Our design, testing, development, manufacture, and marketing of products involve an inherent risk of exposure to product liability claims and related adverse publicity. Insurance coverage is expensive and difficult to obtain, and, although we currently have a five million dollar policy, in the future we may be unable to obtain or renew coverage on acceptable terms, if at all. If we are unable to obtain or renew sufficient insurance at an acceptable cost or if a successful product liability claim is made against us, whether fully covered by insurance or not, our business could be harmed.

Our Business Involves Environmental Risks. Our business involves the controlled use of hazardous materials, chemicals, biologics, and radioactive compounds. Manufacturing is extremely susceptible to product loss due to radioactive, microbial, or viral contamination; material or equipment failure; vendor or operator error; or due to the very nature of the product’s short half-life. Although we believe that our safety procedures for handling and disposing of such materials comply with state and federal standards there will always be the risk of accidental contamination or injury. In addition, radioactive, microbial, or viral contamination may cause the closure of the respective manufacturing facility for an extended period of time. By law, radioactive materials may only be disposed of at state-approved facilities. At our leased facility we use commercial disposal contractors. We may incur substantial costs related to the disposal of these materials. If we were to become liable for an accident, or if we were to suffer an extended facility shutdown, we could incur significant costs, damages, and penalties that could harm our business.

We Rely Upon Key Personnel. Our success will depend, to a great extent, upon the experience, abilities and continued services of our executive officers and key scientific personnel. IsoRay has an employment agreement with Roger Girard, its Chief Executive Officer, and Lori Woods, its Vice President, and its subsidiary has employment agreements with most of its executive officers and key scientific personnel. If we lose the services of several of these officers or key scientific personnel, our business could be harmed. Our success also will depend upon our ability to attract and retain other highly qualified scientific, managerial, sales, and manufacturing personnel and their ability to develop and maintain relationships with key individuals in the industry. Competition for these personnel and relationships is intense and we compete with numerous pharmaceutical and biotechnology companies as well as with universities and non-profit research organizations. We may not be able to continue to attract and retain qualified personnel.

The Value Of Our Granted Patent, and Our Patents Pending, Is Uncertain. Although our management strongly believes that our patent on the process for producing 131Cs, our patent pending on the manufacture of the brachytherapy seed, our patent applications on additional methods for producing 131Cs and other isotopes which have been filed, and anticipated future patent applications, which have not yet been filed, have significant value, we cannot be certain that other like-kind processes may not exist or be discovered, that any of these patents is enforceable, or that any of our patent applications will result in issued patents.

Our Ability To Expand Into Foreign Markets Is Uncertain. Our future growth will depend in part on our ability to establish, grow and maintain product sales in foreign markets, particularly in Europe and Asia. However, we have limited experience in marketing and distributing products in other countries. Any foreign operations would subject us to additional risks and uncertainties, including our customers’ ability to obtain reimbursement for procedures using our products in foreign markets; the burden of complying with complex and changing foreign regulatory requirements; language barriers and other difficulties in providing long-range customer service; potentially longer accounts receivable collection times; significant currency fluctuations, which could cause third-party distributors to reduce the number of products they purchase from us because the cost of our products to them could fluctuate relative to the price they can charge their customers; reduced protection of intellectual property rights in some foreign countries; and the possibility that contractual provisions governed by foreign laws would be interpreted differently than intended in the event of a contract dispute. Any future foreign sales of our products could also be adversely affected by export license requirements, the imposition of governmental controls, political and economic instability, trade restrictions, changes in tariffs and difficulties in staffing and managing foreign operations. Many of these factors may also affect our ability to import enriched barium from Russia under our contracts with the INM and RIAR.

Our Ability To Initiate Operations And Manage Growth Is Uncertain. Our efforts to commercialize our medical products will result in new and increased responsibilities for management personnel and will place a strain upon the entire company. To compete effectively and to accommodate growth, if any, we may be required to continue to implement and to improve our management, manufacturing, sales and marketing, operating and financial systems, procedures and controls on a timely basis and to expand, train, motivate and manage our employees. There can be no assurance that our personnel, systems, procedures, and controls will be adequate to support our future operations. If the IsoRay 131Cs seed were to rapidly become the “seed of choice,” it is unlikely that we could meet demand. We could experience significant cash flow difficulties and may have difficulty obtaining the working capital required to manufacture our products and meet demand. This would cause customer discontent and invite competition.

Our Reporting Obligations As A Public Company Are Costly. Operating a public company involves substantial costs to comply with reporting obligations under federal securities laws that are continuing to increase as provisions of the Sarbanes Oxley Act of 2002 are implemented. These reporting obligations increase our operating costs. We may not reach sufficient business volume to justify our public reporting status.

Risks Related To This Offering

There Is A Limited Market For Our Common Stock. Currently only a limited trading market exists for our common stock. Our common stock currently trades on the Over-The-Counter Bulletin Board, a market with limited liquidity and minimal listing standards, under the symbol “ISRY.OB.” While management has applied for listing on the American Stock Exchange, the Company is uncertain as to when its application will be approved assuming it continues to meet the applicable listing requirements. Any broker/dealer that makes a market in our stock or other person that buys or sells our stock could have a significant influence over its price at any given time. Shareholders may experience more difficulty in attempting to sell their shares than if the shares were listed on a national stock exchange or quoted on the NASDAQ Stock Market. We cannot assure our shareholders that a market of our stock will be sustained. There is no assurance that our shares will have any greater liquidity than shares that do not trade on a public market.

Our Stock Price Is Likely To Be Volatile. There is generally significant volatility in the market prices and limited liquidity of securities of early stage companies, and particularly of early stage medical product companies. Contributing to this volatility are various events that can affect our stock price in a positive or negative manner. These events include, but are not limited to: governmental approvals, refusals to approve, regulations or actions; market acceptance and sales growth of our products; litigation involving the Company or our industry; developments or disputes concerning our patents or other proprietary rights; changes in the structure of healthcare payment systems; departure of key personnel; future sales of our securities; fluctuations in our financial results or those of companies that are perceived to be similar to us; investors’ general perception of us; and general economic, industry and market conditions. If any of these events occur, it could cause our stock price to fall.

Our Common Stock May be Subject To Penny Stock Regulation. So long as our shares’ market price is below $5.00 per share, our shares are subject to the provisions of Section 15(g) and Rule 15g-9 of the Securities Exchange Act of 1934, as amended, commonly referred to as the “penny stock” rule. Section 15(g) sets forth certain requirements for transactions in penny stocks and Rule 15g-9(d)(1) incorporates the definition of penny stock as that used in Rule 3a51-1 of the Exchange Act. The SEC generally defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. Rule 3a51-1 provides that any equity security is considered to be penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the SEC; authorized for quotation on The NASDAQ Stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the Company’s net tangible assets; or exempted from the definition by the SEC. As our shares may be deemed to be “penny stocks”, trading in the shares may be subject to additional sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors. This classification also could make our shares ineligible for market coverage by many established brokerage firms.

Future Sales By Shareholders, Or The Perception That Such Sales May Occur, May Depress The Price Of Our Common Stock. The sale or availability for sale of substantial amounts of our shares in the public market, including shares covered by this prospectus and shares issuable upon exercise or conversion of outstanding preferred stock and derivative securities, or the perception that such sales could occur, could adversely affect the market price of our common stock and also could impair our ability to raise capital through future offerings of our shares. As of February 7, 2007, we had 16,815,360 outstanding shares of common stock, and the following additional shares were reserved for issuance: 3,089,639 shares upon exercise of outstanding options, 4,300,831 shares upon exercise of outstanding warrants, 59,065 shares upon conversion of preferred stock, 28,614 shares upon conversion of warrants to purchase preferred stock, and 109,639 shares upon conversion of convertible debentures. On the effective date of this prospectus, a total of 17,978,763 shares of common stock (including 4,233,950 shares issuable upon exercise of warrants registered hereunder and including not only shares registered through this prospectus but also the 4,637,100 shares registered through our Form SB-2 registration statement initially filed on November 10, 2005, the 3,418,498 shares registered through our Form S-8 registration statement filed on August 19, 2005, the 250,000 shares registered through our Form S-8 registration statement filed on August 18, 2006 and 604,769 shares eligible for resale under Rule 144(k)) to be offered and sold by selling shareholders will be eligible for sale in the public market, collectively constituting approximately 74% of our shares of common stock on a fully diluted basis.

In addition to the shares available for resale by selling shareholders, the Company has filed a Form S-3 registration statement on January 26, 2007 (declared effective on February 15, 2007) providing for the shelf registration of a primary offering of up to $20,000,000 of common stock, warrants to purchase common stock, or a combination of the two. The terms of this future primary offering have not been determined and will be provided in supplements to the prospectus.

As additional shares of our common stock become available for resale in the public market, the price of our common stock may decrease due to the additional shares in the market. Any decline in the price of our common stock may encourage short sales, which could place further downward pressure on the price of our common stock and may impair our ability to raise additional capital through the sale of equity securities.

The Issuance Of Shares Upon Conversion Or Exercise Of The Preferred Stock And Derivative Securities May Cause Immediate And Substantial Dilution To Our Existing Shareholders. The issuance of shares upon conversion of the preferred stock and convertible debentures and the exercise of warrants and options may result in substantial dilution to the interests of other shareholders since the selling shareholders may ultimately convert or exercise and sell all or a portion of the full amount issuable upon conversion or exercise. If all derivative securities being registered through this prospectus and through our other currently effective registration statements were converted or exercised into shares of common stock, there would be an additional 8,335,284 shares of common stock outstanding as a result. The issuance of these shares will have the effect of further diluting the proportionate equity interest and voting power of holders of our common stock, including investors in this offering.

We Do Not Expect To Pay Any Dividends For The Foreseeable Future. We do not anticipate paying any dividends to our shareholders for the foreseeable future. The terms of certain of our and Medical's outstanding indebtedness substantially restrict the ability of either company to pay dividends. Accordingly, investors must be prepared to rely on sales of their common stock after price appreciation to earn an investment return, which may never occur. Investors seeking cash dividends should not purchase our common stock. Any determination to pay dividends in the future will be made at the discretion of our Board of Directors and will depend on our results of operations, financial conditions, contractual restrictions, restrictions imposed by applicable law and other factors our Board deems relevant.

Certain Provisions Of Minnesota Law And Our Charter Documents Have An Anti-Takeover Effect. There exist certain mechanisms under Minnesota law and our charter documents that may delay, defer or prevent a change of control. Anti-takeover provisions of our articles of incorporation, bylaws and Minnesota law could diminish the opportunity for shareholders to participate in acquisition proposals at a price above the then-current market price of our common stock. For example, while we have no present plans to issue any preferred stock, our Board of Directors, without further shareholder approval, may issue shares of undesignated preferred stock and fix the powers, preferences, rights and limitations of such class or series, which could adversely affect the voting power of your shares. In addition, our bylaws provide for an advance notice procedure for nomination of candidates to our Board of Directors that could have the effect of delaying, deterring or preventing a change in control. Further, as a Minnesota corporation, we are subject to provisions of the Minnesota Business Corporation Act, or MBCA, regarding “business combinations,” which can deter attempted takeovers in certain situations. Pursuant to the terms of a shareholder rights plan adopted in February 2007, each outstanding share of common stock has one attached right. The rights will cause substantial dilution of the ownership of a person or group that attempts to acquire the Company on terms not approved by the Board of Directors and may have the effect of deterring hostile takeover attempts. The effect of these anti-takeover provisions may be to deter business combination transactions not approved by our Board of Directors, including acquisitions that may offer a premium over the market price to some or all stockholders. We may, in the future, consider adopting additional anti-takeover measures. The authority of our Board to issue undesignated preferred or other capital stock and the anti-takeover provisions of the MBCA, as well as other current and any future anti-takeover measures adopted by us, may, in certain circumstances, delay, deter or prevent takeover attempts and other changes in control of the company not approved by our Board of Directors.

Cautionary Note Regarding Forward-looking Statements and Risk Factors

This prospectus, the Company's Form 10-KSB, any Form 10-QSB or any Form 8-K of the Company or any other written or oral statements made by or on behalf of the Company may contain "forward-looking statements", which reflect the Company's current views with respect to future events and financial performance. The words "believe," "expect," "anticipate," "intends," "estimate," "forecast," "project," and similar expressions identify forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any statements of the plans, strategies and objectives of management for future operations; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief; any statements regarding the validity of our intellectual property and patent protection; and any statements of assumptions underlying any of the foregoing. Such "forward-looking statements" are subject to risks and uncertainties set forth from time to time in the Company's SEC reports and include, among others, the Risk Factors set forth above.

Readers are cautioned not to place undue reliance on such forward-looking statements as they speak only of the Company's views as of the date the statement was made. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

This prospectus relates to shares of our common stock that may be offered and sold from time to time by selling shareholders. We will receive no proceeds from the sale of shares of common stock in this offering. Certain of the selling shareholders will receive shares of our common stock upon conversion of outstanding warrants that they own.  If all of the warrants owned by the selling shareholders are exercised in full, we would receive $18,690,439 in proceeds.  Any proceeds received upon exercise of the warrants will be used for working capital.

MANAGEMENT'S DISCUSSION AND ANALYSIS

You should read the following discussion in conjunction with our financial statements, including the notes thereto, at the end of this prospectus. Some of the information contained in this discussion, or set forth elsewhere in this prospectus contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a variety of certain factors, including those set forth under "Risk Factors" and elsewhere in this prospectus.

Critical Accounting Policies and Estimates

The discussion and analysis of the Company’s financial condition and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent liabilities. On an on-going basis, management evaluates past judgments and estimates, including those related to bad debts, inventories, accrued liabilities, and contingencies. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The accounting policies and related risks described in the Company’s annual report on Form 10-KSB as filed with the Securities and Exchange Commission on September 28, 2006 are those that depend most heavily on these judgments and estimates. As of December 31, 2006, there have been no material changes to any of the critical accounting policies contained therein except for the adoption of SFAS No. 123R as noted below.

Share-Based Compensation

As part of our adoption of SFAS No. 123R as of July 1, 2006, we were required to recognize the fair value of share-based compensation awards as an expense. We apply the Black-Scholes option-pricing model in order to determine the fair value of stock options on the date of grant, and we apply judgment in estimating key assumptions that are important elements in the model such as the expected stock-price volatility, expected stock option life and expected forfeiture ratios. Our estimates of these important assumptions are based on historical data and judgment regarding market trends and factors. If actual results are not consistent with our assumptions and judgments used in estimating these factors, we may be required to record additional share-based compensation expense, which could be material to our results of operations.

Adoption of SFAS No. 123R

During December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123R, which requires companies to measure and recognize compensation expense for all share-based payments at fair value. Share-based payments include stock option and nonvested share grants. We grant options to purchase common stock to some of our employees and directors under various plans at prices equal to the market value of the stock on the dates the options were granted. We historically have accounted for stock options using the method prescribed in APB 25 whereby if stock options are granted at market price then no compensation cost is recognized, and disclosed the pro forma effect on net earnings assuming compensation cost had been recognized in accordance with SFAS No. 123. SFAS No. 123R, which was effective for us beginning on July 1, 2006, eliminates the ability to account for share-based compensation transactions using APB 25, and generally requires that such transactions be accounted for using prescribed fair-value-based methods. SFAS No. 123R permits public companies to adopt its requirements using one of two methods: (a) a “modified prospective” method in which compensation costs are recognized beginning with the effective date based on the requirements of SFAS No. 123R for all share-based payments granted or modified after the effective date, and based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123R that remain unvested on the effective date or (b) a “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits companies to restate based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures either for all periods presented or for prior interim periods of the year of adoption. We have decided to adopt SFAS No. 123R using the modified prospective method.

The following table presents the share-based compensation expense recognized in accordance with SFAS No. 123R during the three and six months ended December 31, 2006 and in accordance with APB 25 during the three and six months ended December 31, 2005:

	Three months		Six months
	ended December 31,		ended December 31,
	2006	2005	2006	2005
Cost of product sales	$20,492	$—	$71,325	$—
Research and development	7,879	—	19,714	—
Sales and marketing	52,456	—	99,237	—
General and administrative	35,617	—	707,611	—

Total share-based compensation	$116,444	$—	$897,887	$—

As of December 31, 2006, total unrecognized compensation cost related to stock-based options and awards was $1,041,962 and the related weighted-average period over which it is expected to be recognized is approximately 1.16 years.

Results of Operations

Three months ended December 31, 2006 and 2005

Revenues. The Company generated sales of $1,414,155 during the three months ended December 31, 2006, compared to sales of $486,247 during the three months ended December 31, 2005. The increase of $927,908 or 191% is due to increased sales volume of the Company’s 131Cs seed. During the three months ended December 31, 2006, the Company sold its 131Cs seed to 33 different medical centers as compared to 15 centers during the corresponding period of 2005.

Cost of product sales. Cost of product sales was $1,387,394 for the three months ended December 31, 2006 compared to cost of product sales of $916,274 during the three months ended December 31, 2005. The increase of $471,120 or 51% was due to the higher production levels during the three months ended December 31, 2006 which were related to the increase in sales volume over the corresponding period from 2005. The major components of the increase were wages, benefits and related taxes, materials, depreciation, preload expenses, and share-based compensation. Wages, benefits, and related taxes increased about $211,000 to approximately $412,000 for the three months ended December 31, 2006 due to the hiring of additional production employees to support the higher production levels. Materials costs increased about $137,000 to approximately $478,000 in 2006, due to increased sales volumes. Material costs in 2005 included payments to Pacific Northwest National Laboratory (“PNNL”) for facilities and personnel to manufacture the seeds. The Company no longer uses PNNL to produce the seeds but continues to use PNNL for certain analytical support functions. During the three months ended December 31, 2006, the Company expensed payments of about $55,000 to PNNL for these support functions. Depreciation expense increased about $69,000 to approximately $87,000 in 2006 due to the addition of equipment that was placed in service during the second half of the fiscal year ended June 30, 2006. Preload expenses also increased by about $52,000 to approximately $98,000 for the three months ended December 31, 2006 due to the higher volume of sales. Share-based compensation expense was approximately $20,000 and $0 for the three months ended December 31, 2006 and 2005, respectively, as the Company implemented SFAS No. 123R on July 1, 2006. These increases were offset by a decrease in small tools expense of about $90,000 to approximately $16,000 as the prior year expense included start-up costs of the Company’s production facility.

Gross margin / loss. Gross margin was $26,761 for the three month period ended December 31, 2006. This represents an improvement of $456,788 or 106% over the corresponding period of 2005’s gross loss of $430,027. The improvement in gross margin is due to higher revenues and greater production efficiency.

Research and development. Research and development expenses for the three month period ended December 31, 2006 were $216,254 which represents an increase of $119,417 or 123% over the research and development expenses of $96,837 for the corresponding period of 2005. The major components of the increase were wages, benefits and related taxes, patent legal expenses, consulting, and share-based compensation. Wages, benefits and related taxes were approximately $79,000 and $0 for the three months ended December 31, 2006 and 2005, respectively, as the Company hired research scientists. During the three months ended December 31, 2006, the Company incurred about $19,000 of legal expenses related to patents and trademarks that were expensed. Consulting expenses increased about $65,000 to approximately $80,000 as the Company continues to increase the efficiency of production. Share-based compensation expense was approximately $8,000 and $0 for the three months ended December 31, 2006 and 2005, respectively, as the Company implemented SFAS No. 123R on July 1, 2006. Clinical study protocol expenses decreased about $69,000 to approximately $14,000 for the three months ended December 31, 2006 as the Company is near the end of its initial protocol study.

Sales and marketing expenses. Sales and marketing expenses were $890,018 for the three months ended December 31, 2006. This represents an increase of $549,486 or 161% compared to the three months ended December 31, 2005’s expenditures of $340,532 for sales and marketing. Wages, including payroll-related taxes, travel, office and other support expenses on behalf of our sales and marketing and customer service staff increased by approximately $270,000 to approximately $509,000 for the three months ended December 31, 2006 due to hiring additional sales and marketing personnel as the Company continues to expand market share. Conventions and tradeshows increased by approximately $169,000 to approximately $254,000 due to the Company’s continued efforts to expand its market share. Consulting expenses increased by $34,000 to approximately $38,000 for consultants hired to increase brand and market awareness. Also included in sales and marketing expenses is share-based compensation expense of approximately $52,000 due to the Company’s implementation of SFAS No. 123R on July 1, 2006.

General and administrative expenses. General and administrative expenses for the three months ended December 31, 2006 were $821,529 compared to general and administrative expenses of $675,444 for the corresponding period of 2005. The increase of $146,085 or 22% is primarily due to approximately $36,000 of share-based compensation expense related to the implementation of SFAS No. 123R on July 1, 2006, approximately $145,000 of increased payroll costs due to a higher headcount, and approximately $64,000 relating to investor relations and other public company expenses. These increased expenses were partially offset by a reduction in consulting fees of approximately $19,000 as the Company has hired more internal staff, a decrease in audit related fees of $24,000 as the Company had more regulatory and other filings in 2005 following the merger, and a reduction in the bad debt expense of $14,000 as the Company reduced its allowance for doubtful accounts during the three months ended December 31, 2006.

Operating loss. Due to our rapid structural growth, significant research and development expenditures, and additional responsibilities as a reporting company, we have not been profitable, and have generated operating losses since our inception. In the three months ended December 31, 2006, the Company had an operating loss of $1,901,040 which is an increase of $358,200 or 23% over the operating loss of $1,542,840 for the three months ended December 31, 2005. Included in the operating loss for the three months ended December 31, 2006 is share-based compensation expense of $116,444 due to the implementation of SFAS No. 123R on July 1, 2006.

Interest income. Interest income increased by $46,811 or 1,466% to $50,004 for the three months ended December 31, 2006. Interest income is mainly derived from excess funds held in certain near-liquid accounts.

Financing expense. Financing expense for the three months ended December 31, 2006 was $67,413 or a decrease of $128,067 or 66% from financing expense of $195,480 for the corresponding period in 2005. Included in financing expense is interest expense of approximately $46,000 and $144,000 for the three months ended December 31, 2006 and 2005, respectively. The decrease in interest expense is due to the conversion of debentures to common stock during the fiscal year ended June 30, 2006 partially offset by interest expense related to the Hanford Area Economic Investment Fund Committee (HAEIFC) loan that was entered into in June 2006. The remaining balance of financing expense represents the amortization of deferred financing costs which decreased due to the write-off in fiscal year 2006 of the deferred financing costs relating to the debentures that were converted to common stock partially offset by the amortization of the HAEIFC deferred financing costs.

Debt conversion expense. Debt conversion expense for the three months ended December 31, 2005 relates to the one-time recognition of $244,097 expense in short-term inducement to convert debentures.

Six months ended December 31, 2006 and 2005

Revenues. Sales for the six months ended December 31, 2006 were $2,439,599 compared to sales of $697,162 for the six months ended December 31, 2005. The increase of $1,742,437 or 250% is due to increased sales volume of the Company’s 131Cs seed. During the six months ended December 31, 2006 the Company sold its 131Cs seed to 35 different medical centers as compared to 15 centers during the corresponding period of 2005.

Cost of product sales. Cost of product sales was $2,675,539 for the six months ended December 31, 2006 compared to cost of product sales of $1,636,440 during the six months ended December 31, 2005. The increase of $1,039,099 or 63% was due to the higher production levels during the six months ended December 31, 2006 which were related to the increase in sales volume over the corresponding period from 2005. The major components of the increase were wages, benefits and related taxes, materials, depreciation, preload expenses, share-based compensation, and rent and occupancy expenses.  Wages, benefits, and related taxes increased about $412,000 to approximately $786,000 for the six months ended December 31, 2006 due to the hiring of additional production employees to support the higher production levels. Materials costs increased about $263,000 to approximately $879,000 in 2006, due to increased sales volumes. Material costs in 2005 included payments to Pacific Northwest National Laboratory (“PNNL”) for facilities and personnel to manufacture the seeds. The Company no longer uses PNNL to produce the seeds but continues to use PNNL for certain analytical support functions. During the six months ended December 31, 2006, the Company expensed payments of about $135,000 to PNNL for these support functions. Depreciation and amortization expense increased about $110,000 to approximately $169,000 in 2006 due to the addition of equipment that was placed in service during the second half of the fiscal year ended June 30, 2006. Preload expenses also increased by about $129,000 to approximately $192,000 for the six months ended December 31, 2006 due to the higher volume of sales. Share-based compensation expense was approximately $71,000 and $0 for the six months ended December 31, 2006 and 2005, respectively, as the Company implemented SFAS No. 123R on July 1, 2006. Rent and occupancy expenses were approximately $73,000 and $40,000 for the six months ended December 31, 2006 and 2005, respectively, as the Company moved into its independent production facility during the second quarter of fiscal year 2005. These increases were offset by a decrease in small tools expense of $172,000 to approximately $48,000 as the prior year expense included start-up costs of the Company’s production facility.

Gross margin / loss. Gross loss was $235,940 for the six month period ended December 31, 2006. This represents an improvement of $703,338 or 75% over the corresponding period of 2005’s gross loss of $939,278. The improvement in gross loss is due to higher revenues and greater production efficiency.

Research and development. Research and development expenses for the six months ended December 31, 2006 were $461,852 which represents an increase of $339,233 or 277% over the research and development expenses of $122,619 for the corresponding period of 2005. The major components of the increase were wages, benefits and related taxes, consulting, and share-based compensation. Wages, benefits and related taxes were approximately $143,000 and $0 for the six months ended December 31, 2006 and 2005, respectively, as the Company hired research scientists. Consulting expenses increased about $130,000 to approximately $168,000 as the Company continues to increase the efficiency of production. Share-based compensation expense was approximately $20,000 and $0 for the six months ended December 31, 2006 and 2005, respectively, as the Company implemented SFAS No. 123R on July 1, 2006.

Sales and marketing expenses. Sales and marketing expenses were $1,562,948 for the six months ended December 31, 2006. This represents an increase of $907,377 or 138% compared to the six months ended December 31, 2005’s expenditures of $655,571 for sales and marketing. Wages, including payroll-related taxes, travel, office and other support expenses on behalf of our sales and marketing and customer service staff increased about $268,000 to approximately $353,000 due to the hiring of additional sales and marketing personnel as the Company continues to expand market share. Conventions and tradeshows increased by about $254,000 to approximately $441,000 due to the Company’s continued efforts to expand its market share. Consulting expenses increased by $54,000 to approximately $58,000 related to consultants hired to increase brand and market awareness. Also included in sales and marketing expenses is share-based compensation expense of about $99,000 due to the implementation of SFAS No. 123R on July 1, 2006.

General and administrative expenses. General and administrative expenses for the six months ended December 31, 2006 were $2,554,661 compared to general and administrative expenses of $1,636,393 for the corresponding period of 2005. The increase of $918,268 or 56% is primarily due to approximately $708,000 of share-based compensation expense related to the implementation of SFAS No. 123R on July 1, 2006, a one-time severance accrual of $288,000, approximately $238,000 of increased payroll costs due to a higher headcount, and approximately $97,000 relating to investor relations and other public company expenses. These increased expenses were partially offset by a reduction in consulting fees of approximately $330,000 which represents merger consulting fees incurred in the three months ended September 30, 2005. Other consulting expenses also decreased approximately $25,000 as the Company hired more internal resources. In addition, audit related fees decreased approximately $24,000 as the Company had more regulatory and other filings in 2005 following the merger and bad debt expense was reduced by approximately $36,000 as the Company reduced its allowance for doubtful accounts during the six months ended December 31, 2006.

Operating loss. Due to our rapid structural growth, product revenues not covering production costs, significant research and development expenditures, and additional responsibilities as a reporting company, we have not been profitable, and have generated operating losses since our inception. In the six months ended December 31, 2006, the Company had an operating loss of $4,815,401 which is an increase of $1,461,540 or 44% over the operating loss of $3,353,861 for the six months ended December 31, 2005. Included in the operating loss for the six months ended December 31, 2006 is share-based compensation expense of $897,887 due to the implementation of SFAS No. 123R during the period and a one-time severance accrual of $288,000. Without these two expense items, our operating loss would have only increased by $275,653 or 8%.

Interest income. Interest income increased by $80,035 or 788% to $90,187 for the six months ended December 31, 2006. Interest income is mainly derived from excess funds held in certain near-liquid accounts.

Financing expense. Financing expense for the six months ended December 31, 2006 was $120,670 or a decrease of $230,438 or 66% from financing expense of $351,108 for the corresponding period in 2005. Included in financing expense is interest expense of approximately $77,000 and $248,000 for the six months ended December 31, 2006 and 2005, respectively. The decrease in interest expense is due to the conversion of debentures to common stock during the fiscal year ended June 30, 2006 partially offset by interest expense related to the Hanford Area Economic Investment Fund Committee (HAEIFC) loan that was entered into in June 2006. The remaining balance of financing expense represents the amortization of deferred financing costs which decreased due to the write-off in fiscal year 2006 of the deferred financing costs relating to the debentures that were converted to common stock partially offset by the amortization of the HAEIFC deferred financing costs.

Debt conversion expense. Debt conversion expense for the six months ended December 31, 2005 relates to the one-time recognition of $244,097 expense in short-term inducement to convert debentures.

Liquidity and capital resources. At December 31, 2006, cash and cash equivalents amounted to $3,700,108. During the six months ended December 31, 2006, the Company issued 2,063,000 shares of common stock at a price of $2.50 per share and 2,269,300 common stock warrants (including broker warrant commissions) with an exercise price of $3.00 per share pursuant to a round of institutional funding. This funding provided approximately $4.7 million, net of offering costs. Additionally, the Company issued 755,829 shares of common stock pursuant to the exercise of common stock options and warrants and preferred stock warrants, which were exchanged for common stock immediately upon exercise. The Company received approximately $1.2 million in cash pursuant to these exercises.

During January 2007, two warrant holders exercised warrants issued in connection with the August 2006 Stock Purchase Agreement. The Company received $1,218,900 in cash and issued 406,300 common shares pursuant to these exercises. The Company had approximately $3.7 million cash on hand as of February 2, 2007. As of that date management believes that the Company’s monthly required cash operating expenditures were approximately $630,000. Management believes that assuming expenditures continue at approximately the same monthly rate and that it is able to fund a portion of its equipment purchases with the HAEIFC loan, that the Company’s cash on hand will fund operating expenditures through the beginning of June 2007. This is based on the Company attaining its current revenue targets and the ability to continue to efficiently manufacture our product. If we should experience disruptions in our revenues then our monthly cash requirements would increase and necessitate that we obtain additional funding prior to May 2007.

Our growth plans for fiscal 2007 include expanding sales to new customers, growing sales volume with existing customers, and developing additional therapies. Additional production capability, including new equipment and additional employees, will be needed to meet our anticipated growth. The Company has also begun a review of its current facilities and future needs based on current forecasts. The Company’s current production facility lease ends in October 2007. While the landlord has agreed to work with the Company to minimize production disruptions, the landlord has indicated that it does not intend to enter into a long-term leasing agreement with the Company. Management is in the final stages of negotiation to lease space for a new production facility. Once the new lease is signed, the Company will begin to obtain the necessary permits and licenses and to make the necessary leasehold improvements. Management believes that the Company will be able to obtain the necessary permits for the new facility in a timely manner that will not cause delays in the leasehold improvements construction schedule. This new facility is expected to be operational at the end of calendar year 2007. Management believes that the new production facility lease currently being negotiated will be able to accommodate the Company’s anticipated future growth for several years. The Company continues to use PNNL to provide third-party assay of its products, but has otherwise vacated PNNL facilities. Management believes that if the Company is unable to obtain the new lease, the necessary permits, or finish the leasehold improvements before having to vacate the present manufacturing facility, that a temporary manufacturing facility is available and could be used although production capacity and scheduling flexibility would be limited.

IsoRay has three loan facilities in place as of December 31, 2006. The first loan is from the Benton-Franklin Economic Development District (“BFEDD”) in an original principal amount of $230,000 and was funded in December 2004. It bears interest at eight percent and has a sixty month term with a final balloon payment. As of December 31, 2006, the principal balance owed was $193,720. This loan is secured by certain equipment, materials and inventory of IsoRay, and also required personal guarantees, for which the guarantors were issued approximately 70,455 shares of common stock. The second loan is a line of credit from Columbia River Bank, which provides credit in the amount of $375,000. It bears interest at a floating prime plus two percent rate, and is secured by certain accounts receivable and inventory and personal guarantees, for which the guarantors were issued approximately 107,401 shares of common stock. As of December 31, 2006, no balance was outstanding on the line of credit. The line of credit expires on March 1, 2007. Management believes the line of credit will be renewed. The third loan is from the Hanford Area Economic Investment Fund Committee and was originated in June 2006. The loan has a total facility of $1,400,000 and bears interest at nine percent. As of December 31, 2006, the Company has taken only a partial draw of $418,670 on the facility and the remaining facility of $981,330 is available to use to purchase equipment. The principal balance owed on the loan as of December 31, 2006 was $405,443. This loan is secured by receivables, equipment, materials and inventory of IsoRay, and certain life insurance policies.

The Company has certain capital leases for production and office equipment that expire at various times from March 2008 to April 2009. These leases currently call for total monthly payments of $19,361. The total of all capital lease obligations at December 31, 2006 was $315,485.

At December 31, 2006, the Company had outstanding $455,000 of convertible debentures. These debentures could be converted into 109,639 shares of common stock at a conversion rate of $4.15 per share. Each debenture bears interest at an annual rate of eight percent (not compounded) with accrued interest paid quarterly. The debentures mature at various times from February 2007 to June 2007.

In February 2006, the Company signed a license agreement with International Brachytherapy s.a. (“IBt”) covering North America and providing the Company with access to IBt’s Ink Jet production process and its proprietary polymer seed technology for use in brachytherapy procedures using Cesium-131. The Company paid license fees of $275,000 during 2006 and another payment of $225,000 was to be made in August 2006 pursuant to the license agreement. Royalty payments based on net sales revenue are also required, with minimum quarterly royalties ranging from $100,000 to $200,000 and minimum annual royalties ranging from $400,000 to $800,000 over the term of the agreement. Management is engaged in further negotiations with IBt and may ultimately terminate this agreement, although management has not yet decided on a course of action.

As of the date of this report, the payment due in August 2006 has not been made as the Company has been in continued negotiations with IBt concerning the amount and timing of future royalty payments due to the low market acceptance of the polymer seed technology.

In September 2006, the Company entered into a settlement agreement with a former executive. As part of the settlement the Company agreed to pay the former executive $100,000 in September 2006 and $215,000 in January 2007.

The Company finalized the settlement agreement with its former Chief Financial Officer in December 2006. An initial payment of $50,000 and the cashless exercise of 50,000 options at $1.00 per share in lieu of another cash payment of $50,000 were recorded in December 2006. A final payment of $93,000 and a cashless exercise of 95,000 options at $1.00 per share in lieu of an additional cash payment of $95,000 were recorded in January 2007.

The industry that the Company operates in is subject to product liability litigation. Through its production and quality assurance procedures, the Company works to mitigate the risk of any lawsuits concerning its product. The Company also carries product liability insurance to help protect it from this risk.

The Company expects to finance its future cash needs through the sale of equity securities, solicitation to warrant holders to exercise their warrants, and possibly strategic collaborations or debt financing or through other sources that may be dilutive to existing shareholders. If the Company needs to raise additional money to fund its operations, funding may not be available to it on acceptable terms, or at all. If the Company is unable to raise additional funds when needed, it may not be able to market its products as planned or continue development and regulatory approval of its future products. If the Company raises additional funds through equity sales, these sales may be dilutive to existing investors.

The Company has no off-balance sheet arrangements.

Going Concern Issues

Our financial statements have been prepared assuming we will continue as a going concern. We had net losses of $8,218,130 and $4,269,188 for the years ended June 30, 2006 and 2005 and an accumulated deficit of $13,546,261 at June 30, 2006. Our accumulated deficit at December 31, 2006 was $18,392,145. These factors, among others, raise substantial doubt about our ability to continue as a going concern. Our financial statements do not include any adjustment that might result from the outcome of this uncertainty. Management plans to obtain the necessary financing and to continue to grow revenues in order to achieve profitability but no assurances can be given that management will be able to obtain additional financing or grow revenues to a profitable level.

If we are unable to generate profits and unable to obtain additional financing to meet our working capital requirements, we may have to curtail our business or cease operations. Our continuation as a going concern is dependent upon our ability to generate sufficient cash flow to meet our obligations on a timely basis, to obtain additional financing, and, ultimately, to attain profitability. Should any of these events not occur, the accompanying financial statements will be adversely effected and we may have to cease operations.

Critical Accounting Policies and Estimates

The discussion and analysis of the Company’s financial condition and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent liabilities. On an on-going basis, management evaluates past judgments and estimates, including those related to bad debts, inventories, accrued liabilities, and contingencies. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Accounts Receivable

Accounts receivable are stated at the amount that management of the Company expects to collect from outstanding balances. Management provides for probable uncollectible amounts through an allowance for doubtful accounts. Additions to the allowance for doubtful accounts are based on management’s judgment, considering historical write-offs, collections and current credit conditions. Balances which remain outstanding after management has used reasonable collection efforts are written off through a charge to the allowance for doubtful accounts and a credit to the applicable accounts receivable. Payments received subsequent to the time that an account is written off are considered bad debt recoveries.

Inventory

Inventory is reported at the lower of cost, determined using the weighted average method, or net realizable value.

Asset Retirement Obligation

SFAS No. 143, Asset Retirement Obligations, establishes standards for the recognition, measurement and disclosure of legal obligations associated with the costs to retire long-lived assets. Accordingly, under SFAS No. 143, the fair value of the future retirement costs of the Company’s leased assets are recorded as a liability on a discounted basis when it is incurred and an equivalent amount is capitalized to property and equipment. The initial recorded obligation, which has been discounted using the Company’s credit-adjusted risk free-rate, will be reviewed periodically to reflect the passage of time and changes in the estimated future costs underlying the obligation. The Company amortizes the initial amount capitalized to property and equipment and recognizes accretion expense in connection with the discounted liability over the estimated remaining useful life of the leased assets.

Revenue Recognition

The Company applies the provisions of SEC Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition. SAB No. 104, which supersedes SAB No. 101, Revenue Recognition in Financial Statements, provides guidance on the recognition, presentation and disclosure of revenue in financial statements. SAB No. 104 outlines the basic criteria that must be met to recognize revenue and provides guidance for the disclosure of revenue recognition policies. The Company recognizes revenue related to product sales when (i) persuasive evidence of an arrangement exists, (ii) shipment has occurred, (iii) the fee is fixed or determinable, and (iv) collectibility is reasonably assured.

Revenue for the fiscal years ended June 30, 2006 and 2005 was derived solely from sales of the 131Cs brachytherapy seed, which is used in the treatment of cancer. The Company recognizes revenue once an order has been received and shipped to the customer. Prepayments, if any, received from customers prior to the time that products are shipped are recorded as deferred revenue. In these cases, when the related products are shipped, the amount recorded as deferred revenue is recognized as revenue. The Company accrues for sales returns and other allowances at the time of shipment.

Legal Contingencies

In the ordinary course of business, the Company is involved in legal proceedings involving contractual and employment relationships, product liability claims, patent rights, and a variety of other matters. The Company records contingent liabilities resulting from asserted and unasserted claims against it, when it is probable that a liability has been incurred and the amount of the loss is reasonably estimable. The Company discloses contingent liabilities when there is a reasonable possibility that the ultimate loss will exceed the recorded liability. Estimating probable losses requires analysis of multiple factors, in some cases including judgments about the potential actions of third-party claimants and courts. Therefore, actual losses in any future period are inherently uncertain. Currently, the Company does not believe any of its pending legal proceedings or claims will have a material impact on its financial position or results of operations. However, if actual or estimated probable future losses exceed the Company’s recorded liability for such claims, it would record additional charges as other expense during the period in which the actual loss or change in estimate occurred.

Results of Operations

Financial Presentation

Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations, requires that following a merger the accounting acquirer’s financial statements should be used for historical comparisons. Although the legal acquirer was Century Park Pictures Corporation (“Century”), for accounting purposes Medical was the acquirer and as such Medical’s historical financial statements are shown for comparative purposes. Also for accounting purposes, the merger was accounted for as though it happened on July 1, 2005.

The following sets forth a discussion and analysis of the Company’s financial condition and results of operations for the two years ended June 30, 2006. This discussion and analysis should be read in conjunction with our consolidated financial statements appearing elsewhere in this Prospectus. The following discussion contains forward-looking statements. Our actual results may differ significantly from the results discussed in such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in “Risk Factors” of this Prospectus.

Year ended June 30, 2006 compared to year ended June 30, 2005

Product sales. Revenues for the year ended June 30, 2006 were $1,994,306, an increase of $1,792,575 over sales for the year ended June 30, 2005 of $201,731. All of the Company’s revenues were generated through sales of its 131Cs seeds. IsoRay began sales of its 131Cs seed on October 26, 2004 with one medical center customer. By June 30, 2006 the number of medical center customers who had ordered the 131Cs seed had grown to 26.

Gross loss. Gross loss was $1,820,816 for the year ended June 30, 2006 or an increase of $548,296 as compared to a gross loss of $1,272,520 for the year ended June 30, 2005.  Cost of products sold was $3,815,122 for the year ended June 30, 2006 or an increase of $2,340,871 over the $1,474,251 incurred for the year ended June 30, 2005. During the year ended June 30, 2006, the Company paid $868,650 to Pacific Northwest National Laboratory (PNNL) under our contract with them for use of their facilities and personnel to support production. During the fourth quarter of fiscal year 2006, we paid approximately $110,000 for quality assurance support and as a deposit to extend our contract through December 31, 2007. The Company is currently using PNNL for certain research and development and quality assurance activities. Also during fiscal 2006, the Company paid approximately $1 million in wages, benefits, and related taxes for production personnel and approximately $1.6 million in direct and indirect material costs. These costs increased due to a larger staff and material and supply costs related to an increase in sales during fiscal year 2006.

Also included in cost of products sold during 2006 were over $109,000 for production and small tools, none of which individually exceeded the $2,500 threshold we use in determining whether to capitalize production equipment. These materials and small tools were needed to commence production in our independent production facility, the PEcoS-IsoRay Radioisotope Laboratory (“PIRL”). Most are long-lived items and will not need replacing in the next fiscal year. The Company has moved essentially all of its Cs-131 production operations to PIRL.

Research and development. Research and development expenses for the year ended June 30, 2006 were $450,425, an increase of $312,893 over research and development expenses of $137,532 for the year ended June 30, 2005. During 2006, $116,200 was spent on protocol studies of patients that have been implanted with the Company’s 131Cs brachytherapy seeds. Also during 2006, $144,588 was spent on research to improve Cs-131 production.

Sales and marketing expenses. Sales and marketing expenses were $1,420,500 for the year ended June 30, 2006. This represents an increase of $718,678 over the expense of $701,822 for the year ended June 30, 2005. During fiscal 2006, approximately $994,000 was spent on wages, travel, office, and other support expenses on behalf of the sales and marketing and customer service staff. The balance was spent on advertising, market research and trade shows and conferences. The increases are due to increased marketing of the Company’s 131Cs seed since introduction of our product to the market in October 2004.

General and administrative expenses. General and administrative expenses were $3,503,522 for the year ended June 30, 2006 or an increase of $1,632,197 as compared to $1,871,325 for the year ended June 30, 2005. Included in general and administrative expenses in 2006 is $330,000 relating to consulting fees for the reverse acquisition that was paid with the issuance of common stock (see “Description of Business”). The increases over the prior periods are due to supporting the Company’s increased manufacturing and sales activities. These activities have increased as the Company has only been manufacturing and selling its product since October 2004. Additionally, increased expenses in the 2006 fiscal year were due to compliance with SEC regulations following the July 28, 2005 merger. Significant components of general and administrative expenses include $838,797 in consulting expense, payroll and related expenses of $866,863 and professional fees, including accounting and legal fees of $522,318. Consulting services increased in connection with the establishment of the independent PIRL production facilities, which commenced production in the late Fall of 2005, and associated equipment installation, customization and validation; review and advice on business and capital strategies, and the addition of a medical director who serves as a consultant. Professional fees increased due to the Company’s July 28, 2005 merger, SEC compliance activities including the Company’s registration statement on Form SB-2 filed that was effective in June 2006, and other general business activities.

Operating loss. Due to the Company’s significant research and develop expenditures, additional responsibilities as a reporting company, rapid structural growth, and nominal product revenues, the Company has not been profitable, and has generated operating losses since inception. For the year ended June 30, 2006, the Company had an operating loss of $7,195,263. This represents an increased loss of $3,212,064 in comparison with the year ended June 30, 2005 operating loss of $3,983,199.

Interest income. Interest income increased by $49,350 to $51,744 for the year ended June 30, 2006. Interest income is mainly derived from excess funds held in certain near-liquid accounts.

Financing expense. Financing expense for the year ended June 30, 2006 includes $332,493 of interest expense incurred on long-term debt and convertible debentures outstanding. The interest expense increased over the prior year due to interest payments on the convertible debentures that were sold as part of the January 1, 2005 PPM, computed interest expense on the capital leases entered into during fiscal 2006, and interest expense on other loans that were initiated in January 2005. The remaining balance of financing expense represents amortization of deferred financing costs primarily related to the January 2005 issuance of common stock to guarantors of certain loans made to the Company, commissions and legal costs paid in conjunction with the issuance of convertible debentures, issuance of warrants as an inducement for a note payable, and costs associated with the initiation of the Hanford Area Economic Investment Fund Committee (HAEIFC) note payable. During 2006, $89,516 of deferred financing costs were expensed relating to debentures that were converted to common stock.

Debt conversion expense. This amount of approximately $385,000 relates to the one-time, non-cash expense resulting from the short-term inducement offered to debenture holders to their convert debentures to common stock (see Note 11). This expense was recognized in accordance with Statement of Financial Accounting Standard No. 84, Induced Conversions of Convertible Debt.

Year ended June 30, 2005 compared to year ended June 30, 2004

Product sales. Revenues for the year ended June 30, 2005 were $201,731. The Company did not have any revenues for the year ended June 30, 2004. IsoRay began sales of its 131Cs seed on October 26, 2004 with one medical center customer. All of the Company’s sales in 2005 were generated through sales of its 131Cs seeds.

Gross loss. Gross loss was $1,272,520 and cost of products sold was $1,474,251 for the year ended June 30, 2005. The Company did not have any gross loss or cost of products sold for the year ended June 30, 2004. During the year ended June 30, 2005, the Company paid $574,225 to Pacific Northwest National Laboratory (PNNL) under our contract with them for use of their facilities and personnel to support production. The Company was using PNNL for production of its seeds and other activities.

Research and development. Research and development expenses for the year ended June 30, 2005 were $137,532 an increase of $95,206 over research and development expenses of $42,326 for the year ended June 30, 2004. The change is due to research to improve production of Cs-131 and other isotopes.

Sales and marketing expenses. Sales and marketing expenses were $701,822 for the year ended June 30, 2005. This represents an increase of $620,336 over the expense of $81,486 for the year ended June 30, 2004. Most of the 2005 expenses were spent on wages, travel, office, and other support expenses on behalf of the sales and marketing and customer service staff. The increases are due to hiring sales personnel during 2005 to market the Company’s 131Cs seed which was only introduced to the market in October 2004.

General and administrative expenses. General and administrative expenses were $1,871,325 for the year ended June 30, 2005 as compared to $650,161 for the year ended June 30, 2004. The increase is due to increased salaries for officers who were foregoing salaries or were paid under market and the hiring of additional staff as the Company began manufacturing and selling its product. Approximately $870,000 was spent on payroll, benefits, and related employment costs during fiscal year 2005. Other significant components of general and administrative expenses included about $178,000 in consulting services and $269,000 of professional fees. Consulting expenses increased as the Company hired advisors for operations, business and capital strategies. Professional fees increased due to the merger of the two predecessor companies into IsoRay Medical, Inc. as well as the Company’s private placements and other general business matters.

Operating loss. Due to the Company’s significant research and development expenditures, large general and administrative expenses and payroll related to properly staffing the Company for anticipated further growth coupled with nominal product revenues, the Company generated operating losses. For the year ended June 30, 2005, the Company had an operating loss of $3,983,199. This represents an increased loss of $3,209,226 in comparison with the year ended June 30, 2004 operating loss of $773,973.

Interest income. Interest income was $2,394 for the year ended June 30, 2005 which was an increase of $496 over interest income of $1,898 for the year ended June 30, 2004.

Financing expense. Financing expense for the year ended June 30, 2005 includes amortization of deferred financing costs and interest expense incurred on long-term debt and convertible debentures outstanding. The deferred financing costs relate primarily to the January 2005 issuance of common stock to guarantors of certain loans made to the Company and commissions and legal costs paid in conjunction with the issuance of convertible debentures. Amortization of these costs amounted to $76,746 during 2005. The remaining balance relates to interest expense which increased due to the issuance of the convertible debentures in 2005.

Loss on disposal of fixed assets. This loss in 2005 relates to the write-off of certain rudimentary production equipment that was replaced by complex production equipment that improves the manufacturing process.

MARKET FOR COMMON STOCK

The Company’s Articles of Incorporation provide that the Company has the authority to issue 200,000,000 shares of capital stock, which are currently divided into two classes as follows: 194,000,000 shares of common stock, par value of $0.001 per share; and 6,000,000 shares of preferred stock, par value of $0.001 per share. As of February 7, 2007, we had 16,815,360 outstanding shares of Common Stock and 59,065 outstanding shares of Preferred Stock.

Our common stock is quoted on the OTC Bulletin Board under the symbol “ISRY.OB” and on the Pink Sheets under the symbol “ISRY.PK.” There is limited trading activity in our securities, and there can be no assurance a regular trading market for our common stock will be sustained. We resumed trading on the Pink Sheets on August 18, 2005, after a period of no trading activity from February 18, 2005 until August 18, 2005. We also had a period of no trading activity from July 2003 until February 7, 2005. On November 2, 2005, we began trading on the OTC Bulletin Board. The following table sets forth, for the calendar periods indicated, the range of the high and low last reported bid prices of our common stock from October 1, 2004 through December 31, 2006, as reported by the Pink Sheets and the OTC Bulletin Board.  The quotations represent inter-dealer prices without retail mark-ups, mark-downs or commissions, and may not necessarily represent actual transactions.  The quotations may be rounded for presentation. There is an absence of an established trading market for the Company’s common stock, as the market is limited, sporadic and highly volatile, which may affect the prices listed below.

The following table sets forth, for the fiscal quarters indicated, the high and low sales prices for our common stock as reported on the OTC Bulletin Board and the Pink Sheets.

Year ended June 30, 2007	High	Low
First quarter	$3.50	$2.50
Second quarter	$6.00	$3.00

Year ended June 30, 2006	High	Low
First quarter	$5.95	$1.00
Second quarter	8.25	4.50
Third quarter	7.25	6.20
Fourth quarter	6.40	3.25

Year ended June 30, 2005	High		Low
First quarter	$	N/A	$	N/A
Second quarter		*		*
Third quarter(1)		N/A		N/A

* Less than $0.01.

(1) Due to our change of fiscal year end from September 30 to June 30, our 2005 fiscal year was only nine months long.

The Company has never paid any cash dividends on its Common Stock and does not plan to pay any cash dividends in the foreseeable future.

As of February 13, 2007, we had approximately 902 shareholders of record, exclusive of shares held in street name.

Equity Compensation Plans

On May 27, 2005, the Company adopted the 2005 Stock Option Plan, as subsequently amended and restated (the “Option Plan”), and the 2005 Employee Stock Option Plan, as subsequently amended and restated (the “Employee Plan”), pursuant to which it may grant equity awards to eligible persons. On August 15, 2006, the Company adopted the 2006 Director Stock Option Plan, as subsequently amended and restated (the “Director Plan”), pursuant to which it may grant equity awards to eligible persons. The Option Plan allows the Board of Directors to grant options to purchase up to 1,800,000 shares of common stock to directors, officers, key employees and service providers of the Company, and the Employee Plan allows the Board of Directors to grant options to purchase up to 2,000,000 shares of common stock to officers and key employees of the Company. The Director Plan allows the Board of Directors to grant options to purchase up to 1,000,000 shares of common stock to directors of the Company. Options granted under all of the Plans have a ten year maximum term, an exercise price equal to at least the fair market value of the Company’s common stock (based on the trading price on the OTC Bulletin Board) on the date of the grant, and with varying vesting periods as determined by the Board.

As of June 30, 2006, the following options had been granted under the option plans.

Plan Category	Number of securities to be issued on exercise of outstanding options, warrants and rights #	Weighted-average exercise price of outstanding options, warrants, and rights $	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by shareholders	N/A	N/A	N/A
Equity compensation plans not approved by shareholders	3,257,592	$2.11	333,982
Total	3,257,592	$2.11	333,982

DESCRIPTION OF BUSINESS

General

Century was organized under Minnesota law in 1983. Century had no operations since its fiscal year ended September 30, 1999 through June 30, 2005.

On July 28, 2005, IsoRay Medical, Inc. became a wholly-owned subsidiary of Century pursuant to a merger. Century changed its name to IsoRay, Inc. In the merger, the Medical stockholders received approximately 82% of the then outstanding securities of the Company.

Medical, a Delaware corporation, was incorporated effective June 15, 2004 to develop, manufacture and sell isotope-based medical products and devices for the treatment of cancer and other diseases. Medical is headquartered in Richland, Washington.

Medical was formed for the purpose of combining the operations of IsoRay, Inc. (a former Washington corporation) (“IsoRay (WA)”) and its subsidiary, IsoRay Products LLC, two companies that shared common ownership and management with Medical. Medical’s management initiated a merger transaction effective October 1, 2004, to combine operations.

Business Operations

Overview

IsoRay is utilizing its patented radioisotope technology, experienced chemists and engineers, and management team to create a major therapeutic medical isotope and medical device company with a goal of providing improved patient outcomes in the treatment of prostate cancer and other solid tumor cancers. IsoRay began production and sales of its Food and Drug Administration (“FDA”) cleared product, the IsoRay 131Cs brachytherapy seed, in October 2004 for the treatment of prostate cancer. Management believes its technology will allow it to capture a leadership position in an expanded brachytherapy market. The more clinically beneficial characteristics of the Cesium-131 (Cs-131 or 131Cs) isotope are expected to decrease radiation exposure to the patient and reduce the severity and duration of side effects, while treating cancer cells as effectively, if not more so than other isotopes used in seed brachytherapy. Cesium-131 could also enable meaningful penetration in other solid tumor applications such as breast, lung, liver, brain and pancreatic cancer, expanding the total available market opportunity.

Brachytherapy seeds are small devices used in an internal radiation therapy procedure. In recent years the procedure has become one of the primary treatments for prostate cancer and is now used more often than surgical removal of the prostate. The brachytherapy procedure places radioactive seeds as close as possible to (in or near) the cancer tumor (the word “brachytherapy” means close therapy). The seeds deliver therapeutic radiation by killing the tumor cells and cells located in the immediate vicinity of the tumor while minimizing exposure to adjacent healthy tissue. This allows doctors to administer a higher dose of radiation at one time than is possible with external beam radiation. Each seed contains a radioisotope sealed within a welded titanium capsule. Approximately 85 to 135 seeds are permanently implanted in the prostate in a 45-minute outpatient procedure. The isotope decays over time and the seeds become inert. The seeds may be used as a primary treatment or, in conjunction with other treatment modalities such as external beam radiation therapy, chemotherapy, or as treatment for residual disease after excision of primary tumors.

Management believes that the IsoRay 131Cs seed represents the first major advancement in brachytherapy technology in over 18 years with attributes that could make it the long term “seed of choice” for internal radiation procedures. The 131Cs seed has FDA clearance for treatment of malignant disease (e.g. cancers of the head and neck, brain, liver, lung, breast, prostate, etc.) and may be used in surface, interstitial, and intracavity applications for tumors with known radiosensitivity.

The 131Cs isotope appears to have specific advantages for treating cancer over Iodine-125 (I-125 or 125I) and Palladium-103 (Pd-103 or 103Pd), the other isotopes commonly used in brachytherapy procedures. IsoRay believes that the short half-life and higher dose rate characteristics of 131Cs will expand industry applications and facilitate meaningful penetration into the treatment of other forms of cancer such as breast cancer. The shorter half-life of 9.7 days for 131Cs (versus 17 days for 103Pd and 60 days for 125I) mitigates negative effects of long radiation periods on healthy tissue and is believed to reduce the duration of certain side effects. The higher initial dose rate is believed to be more effective on fast growing cancers by aggressively attacking cancer cells and disrupting cancer cell re-population cycles. The characteristics of 131Cs may result in the use of 10-30% fewer seeds per procedure compared to Pd-103, thereby reducing the total physical radiation dose to the patient and reducing the costs of the procedure for both third-party payers and the patient.

IsoRay and its predecessor companies have accomplished the following key milestones:

•	Treated 900th patient (February 2007);

•	Raised over $25.0 M in debt and equity funding (September 2003 - January 2007)

•	Opened a new manufacturing and production facility (October 2005);

•	Deployed a direct sales force to the market (July 2004 - July 2005);

•	Developed a treatment protocol for prostate cancer with a leading oncologist (January 2005);

•	Treated the first patient (October 2004);

•	Commenced production of the 131Cs seed (August 2004);

•	Filed five additional patent applications for the 131Cs process (November 2003 - August 2004);

•	Obtained a Nuclear Regulatory Commission Sealed Source and Device Registration required by the Washington State Department of Health and the FDA (September 2004);

•	Received a Radioactive Materials License from the Washington State Department of Health (July 2004);

•	Implemented an ISO-9000 Quality Management System and production operating procedures (under continuing development);

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Signed a Commercial Work for Others Agreement between Battelle (manager of the Pacific Northwest National Laboratory or PNNL) and IsoRay, allowing initial production of seeds through 2006  at PNNL (April 2004);

•	Obtained favorable Medicare reimbursement codes for the Cs-131 brachytherapy seed (November 2003);

•	Obtained FDA 510(k) clearance to market the first product: the 131Cs brachytherapy seed (March 2003);

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Completed initial radioactive seed production, design verification, computer modeling of the radiation profile, and actual dosimetric data compiled by the National Institute of Standards and Technology and PNNL (October 2002); and

•	Obtained initial patent for 131Cs isotope separation and purification (May 2000).

Industry Information

Incidence of Prostate Cancer

Excluding skin cancer, prostate cancer is the most common form of cancer, and the second leading cause of cancer deaths in men. The American Cancer Society estimated there would be about 234,460 new cases of prostate cancer diagnosed and an estimated 27,350 deaths associated with the disease in the United States during 2006. Because of early detection techniques (e.g., screening for prostate specific antigen, or PSA) approximately 70% (164,100) of these cases are potentially treatable with monotherapy seed brachytherapy, when the cancers are still locally confined within the prostate. A substantial majority of these cases are potentially treatable with dual therapy using seed brachytherapy in combination with different variations of external beam radiation.

The prostate is a walnut-sized gland surrounding the male urethra, located below the bladder and adjacent to the rectum. The two most prevalent prostate diseases are benign prostatic hyperplasia (BPH) and prostate cancer. BPH is a non-cancerous enlargement of the innermost part of the prostate. Prostate cancer is a malignant tumor that begins most often in the periphery of the gland and, like other forms of cancer, may spread beyond the prostate to other parts of the body.

Prostate cancer incidence and mortality increase with age. Prostate cancer is found most often in men who are over the age of 50. More than seven out of ten men diagnosed with prostate cancer are over the age of 65. According to the American Cancer Society, approximately one man in six will be diagnosed with prostate cancer during his lifetime.

In addition to age, other risk factors are linked to prostate cancer, such as genetics. Men who have relatives that have been affected, especially if the relatives were young at the time of diagnosis, have an even higher risk of contracting the disease. Researchers have discovered that changes in certain genes, influenced by DNA mutations inherited from a parent, may cause some men to be more inclined to develop prostate cancer. It has also been suggested that environmental factors such as exposure to cancer-causing chemicals or radiation may cause DNA mutations in many organs. Another factor that may contribute to prostate cancer is diet, with diets high in fat and high in calcium possibly increasing the risk of prostate cancer.

The American Cancer Society recommends that men without symptoms, risk factors and who have a life expectancy of at least ten years, should begin regular annual medical exams at the age of 50, and believes that health care providers should offer as part of the exam the prostate-specific antigen (PSA) blood test and a digital rectal examination. The PSA blood test determines the amount of prostate specific antigen present in the blood. PSA is found in a protein secreted by the prostate, and elevated levels of PSA can be associated with either prostatitis (a noncancerous inflammatory condition) or a proliferation of cancer cells in the prostate. Transrectal ultrasound tests and biopsies are typically performed on patients with elevated PSA readings to confirm the existence of cancer.

A tumor found by a prostate biopsy is usually assigned a grade by a pathologist. The most common prostate cancer grading system is called the Gleason grading system. A Gleason score, which ranges from 2 to 10, usually is used to estimate the tumor’s growth rate. Typically, the lower the score, the slower the cancer grows. Most localized cancers of the prostate gland are associated with an intermediate score ranging from Gleason scores 4 through 6.

Staging is the process of determining how far the cancer has spread. The treatment and recovery outlook depend on the stage of the cancer. The TNM system is the staging process used most often. The TNM system describes the extent of the primary tumor (T stage), whether the cancer has spread to nearby lymph nodes (N stage), and the absence or presence of distant metastasis (M stage). The TNM descriptions can be grouped together with stages labeled 0 through IV (0-4). The higher the number, the further the cancer has spread. The following table summarizes the various stages of prostate cancer.

Stages	Characteristics of Prostate Cancer
T1 or T2	Localized in the prostate
T3 or T4	Locally advanced
N+ or M+	Spread to pelvic lymph nodes (N+) or distant organs (M+)

Treatment Options and Protocol

In addition to brachytherapy, localized prostate cancer is commonly treated with radical prostatectomy (RP) and external beam radiation therapy (EBRT). Recently, intensity modulated radiation therapy (IMRT) has seen increased application, particularly in combination with brachytherapy for cancers that have begun to spread beyond the prostate. Other treatments include cryosurgery, hormone therapy, watchful waiting, and finasteride, a drug commonly prescribed to treat benign enlargement of the prostate and male baldness. Some of these therapies may be combined in special cases to address a specific cancer stage or patient need. When the cancerous tissue is not completely eliminated, the cancer typically returns to the primary site, often with metastases to other areas.

Radical Prostatectomy. Historically the most common treatment option for prostate cancer, radical prostatectomy is an invasive surgical procedure in which the entire prostate gland is removed. RP is performed under general anesthesia and typically involves a hospital stay of several days for patient observation and recovery. This procedure is often associated with relatively high rates of impotence and incontinence. For instance, a study published in the Journal of the American Medical Association in January 2000 reported that approximately 60% of men who had received RP reported erectile dysfunction as a result of surgery. The same report found that approximately 40% of the patients studied reported at least occasional incontinence. New bilateral nerve-sparing techniques are currently being used more frequently in order to address these side effects, but these techniques require a high degree of surgical skill. RP is typically more expensive than other common treatment modalities.

External Beam Radiation Therapy. EBRT allows patients to receive treatment on an outpatient basis and at a lower cost than RP. EBRT involves directing a beam of radiation from outside the body at the prostate gland in order to destroy cancerous tissue. The course of treatment usually takes seven to eight weeks to deliver the total dose of radiation prescribed to kill the tumor. Studies have shown, however, that the ten-year disease free survival rates with treatment through EBRT are less than the disease free survival rates after RP or brachytherapy treatment. In addition, because the radiation beam travels through the body to reach the prostate, normal tissue lying in the path of the radiation beam is also damaged. Other side effects are associated with EBRT. For instance, rectal wall damage caused by the radiation beam is a noted negative side effect. Data suggests that between 30% and 40% of the patients who undergo EBRT suffer problems with erectile dysfunction after treatment.

Intensity Modulated Radiation Therapy. IMRT is a newer, more advanced form of EBRT in which sophisticated computer control is used to aim the beam at the target volume from multiple different angles and to vary the intensity of the beam. Thus, damage to normal tissue and critical structures is minimized by distributing the unwanted radiation over a larger geometric area. The course of treatment is similar to EBRT and requires daily doses over a period of seven to eight weeks to deliver the total dose of radiation prescribed to kill the tumor. IMRT is relatively new and thus not widely available for use as a treatment modality. As a result fewer clinical data regarding treatment effectiveness and the incidence of side effects are available. One advantage of IMRT, and to some extent EBRT, is the ability to treat cancers that have begun to spread from the tumor site. An increasingly popular therapy for patients with more advanced prostate cancer is a combination of IMRT with seed implant brachytherapy.

Cryosurgery. Cryosurgery, a procedure in which tissue is frozen to destroy tumors, is another treatment option for prostate cancer. Currently, this procedure is less widely used, although promising treatment outcomes have been reported. Cryosurgery typically requires a one to two day hospital stay and is associated with higher rates of impotence and other side effects than seed implant brachytherapy.

Other Treatments. Other treatments include hormone therapy and chemotherapy, which may be used to reduce the size of cancerous tumors. However, these treatments are not intended to ultimately cure a patient of prostate cancer. Instead, such treatment choices are made by physicians in an attempt to extend patients’ lives if the cancer has reached an advanced stage or as ancillary treatment methods used in conjunction with other treatment modalities. Common side effects of hormone therapy are impotence, decreased libido and breast enlargement. Common side effects of chemotherapy are nausea, hair loss and fatigue.

“Watchful waiting” or “active surveillance”, while not a treatment, is recommended by some physicians in extreme circumstances based on the severity and growth rate of the disease, as well as the age and life expectancy of the patient. Physicians and patients who choose watchful waiting are frequently seeking to avoid the negative side effects associated with RP or other treatment modalities. Through careful monitoring of PSA levels and close examination for advancing symptoms of prostate cancer, physicians may choose active treatments at a later date.

Treatment Protocol. Prostate cancer patients electing seed therapy first undergo an ultrasound test or CT scan, which generates a two-dimensional image of the prostate. With the assistance of a computer program, a three-dimensional treatment plan is created that calculates the number and placement of the seeds required for the best possible distribution of radiation to the prostate. Once the implant model has been constructed, the procedure is scheduled and the seeds are ordered. The number of seeds implanted normally ranges from 85 to 135, with the number of seeds varying with the size of the prostate. The procedure is usually performed under local anesthesia in an outpatient setting. The seeds are implanted using needles inserted into the prostate. When all seeds have been inserted, seed placement is verified through an ultrasound image, CT scan, fluoroscope or MRI. An experienced practitioner typically performs the procedure in approximately 45 minutes, with the patient normally returning home the same day. Most patients are able to return to their normal activities within one or two days following the procedure.

Origin of Brachytherapy seeds

One of the first reports in the medical literature regarding brachytherapy seeds that deliver “soft x-ray” radiation directly to tumors by permanent implantation appeared in 1965, authored by Donald C. Lawrence and Dr. Ulrich K. Henschke. Don Lawrence later developed and patented the titanium-encapsulated I-125 brachytherapy seed. His company, Lawrence Soft Ray Inc., provided the world’s supply of seeds from 1967 to 1978 until the 3M Corporation purchased the technology. Eventually 3M sold the business to Amersham PLC, which spun off this business to its division ONCURA, today the market leader in Iodine-125 seeds. All commercially available seeds trace their origin to Mr. Lawrence’s invention. Don Lawrence was a founder of IsoRay, LLC, the first predecessor company to IsoRay.

Brachytherapy has been used as a treatment for prostate cancer for more than 30 years. Formerly, seeds containing the radioactive isotope Iodine-125 were implanted in prostate tumors through open surgery. However, this technique fell into disfavor because the seeds were often haphazardly arranged resulting in radiation not reaching all of the targeted cancerous tissue. Compounding this was the fact that often an unintended radiation dose was delivered to healthy surrounding tissues, particularly the urethra and rectum. Originally, brachytherapy earned an unfavorable reputation because the early adopters did not have the imaging technologies needed for accurate placement of the seeds. This resulted in poor tumor control and greater damage to surrounding healthy tissue. Since the introduction of the ultrasound-guided, transperineal implantation technique in the late 1980s, brachytherapy has become a treatment that not only provides excellent therapeutic value but is very convenient and economical for the patient. The benefits of the advancements in imaging, computer dose planning, and the actual implant procedure have been validated by the improved clinical results achieved using modern brachytherapy techniques.

The introduction of Palladium-103 in the mid-1980s represented a major technology advancement in brachytherapy and played a significant role in the dramatic increase in the number of brachytherapy procedures performed. Within a relatively short period of time, 103Pd captured 40% of the growing brachytherapy market.

Cesium-131 represents the first major advancement in brachytherapy technology in over 18 years with attributes that management believes could make it the long term “seed of choice” for internal radiation procedures. Management believes that the 131Cs seed has specific clinical advantages for treating cancer over 125I and 103Pd.

There is a large and growing potential market for the Company’s products. Several significant clinical and market factors are contributing to the increasing popularity of the brachytherapy procedure. In Europe brachytherapy is growing in excess of 25% per year and it is expected that market growth in the U.S. will also increase dramatically. In 1996 only 4% of prostate cancer cases were treated with brachytherapy, or about 8,000 procedures. In 2005, it was estimated that over 60,000 brachytherapy procedures were performed for prostate cancer. Brachytherapy as a treatment is now more common than radical prostatectomy and has become the treatment of choice for early-stage prostate cancer. Considerable attention is now being given to high risk and faster growing prostate cancers as well. Brachytherapy has significant advantages over competing treatments including lower cost, better survival data, fewer side effects, a faster recovery time and the convenience of a single outpatient procedure that generally lasts 45 minutes (Merrick, et al., Techniques in Urology, Vol. 7, 2001; Potters, et al., Journal of Urology, May 2005; Sharkey, et al., Current Urology Reports, 2002).

Clinical Results

Long term survival data are now available for brachytherapy with 103Pd and 125I, which support the efficacy of brachytherapy. Clinical data indicate that brachytherapy offers success rates for early-stage prostate cancer treatment that are equal to or better than those of RP or EBRT. While clinical studies of brachytherapy to date have focused on results from brachytherapy with Pd-103 and I-125, management believes that this data will be relevant for brachytherapy with Cs-131, and Cs-131 may offer improved clinical outcomes over Pd-103 and I-125, given its shorter half-life and higher energy.

Improved patient outcomes. A number of published studies on the use of 103Pd and 125I brachytherapy in the treatment of early-stage prostate cancer have been very positive (we have not obtained consent to cite the studies listed below).

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In September 2006 a 5 year prospective study to assess the impact of interstitial brachytherapy on the quality of life of patients with localized prostate cancer was published. The results of the present study confirm that the impact of interstitial brachytherapy on the patients’ quality of life is low despite its transient negative effects on some function, and extend existing knowledge concerning quality of life after interstitial brachytherapy. International Journal of Radiation Oncology; Volume 66; 1;31-37.

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A twelve-year clinical study published in the 2004 Supplement of the International Journal of Radiation Oncology, Biology and Physics, reported relative survival rate of 84% for low risk cancer patients, 78% for intermediate risk cancer patients and 68% for high risk cancer patients. The study was conducted by Dr. Lou Potters, et al. of the New York Prostate Institute and included 1,504 patients treated with brachytherapy between 1992 and 2000.

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A study published in the January 2004 issue of the International Journal of Radiation Oncology, Biology and Physics, reported that brachytherapy, radical prostatectomy, high-dose external beam radiation therapy and combined therapies produced similar cure rates. The study was conducted by Dr. Patrick Kupelian, Dr. Louis Potters, et al. and included 2,991 patients with Stage T1 or T2 prostate cancer. Of these patients, 35% of patients underwent surgery, 16% received low-dose EBRT, 10% received high-dose EBRT, 7% received combination therapy and 32% received brachytherapy. After five years, the biochemical relapse-free survival rate was 83% for brachytherapy, 81% for radical prostatectomy, 81% for high-dose EBRT, 77% for combination therapy and 51% for low-dose EBRT.

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A nine-year clinical study published in the March 2000 issue of the International Journal of Radiation Oncology, Biology and Physics, reported that 83.5% of patients treated with Pd-103 seeds were cancer-free at nine years. The study was conducted by Dr. John Blasko of the Seattle Prostate Institute and included 230 patients with clinical stage T1 and T2 prostate cancer. Only 3% experienced cancer recurrence in the prostate.

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Results from a 10-year study conducted by Dr. Datolli and Dr. Wallner published in the International Journal of Radiation Oncology, Biology and Physics in September 2002, were presented at the October 2002 American Society for Therapeutic Radiology and Oncology (ASTRO) conference confirming the effectiveness of the Pd-103 seed in patients with aggressive cancer who previously were considered poor candidates for brachytherapy. The 10-year study was comprised of 175 patients with Stage T2-T3 prostate cancer treated from 1991 through 1995. Of these patients, 79 percent remained completely free of cancer without the use of hormonal therapy or chemotherapy.

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A study by the Northwest Prostate Institute in Seattle, Washington reported 79% disease-free survival at 12 years for brachytherapy in combination with external beam radiation (Ragde, et al., Cancer, July 2000). The chance of cure from brachytherapy is nearly 50% higher than for other therapies for men with large cancers (PSA 10-20) and over twice as high as other therapies for men with the largest cancers (PSA 20+) (K. Wallner, Prostate Cancer: A Non-Surgical Perspective, Smart Medicine Press, 2000).

Reduced Incidence of Side Effects. Sexual potency and urinary incontinence are two major concerns men face when choosing among various forms of treatment for prostate cancer. Because the IsoRay 131Cs seed delivers a highly concentrated and confined dose of radiation directly to the prostate, healthy surrounding tissues and organs typically experience less radiation exposure. Management believes, and initial results appear to support, that this should result in lower incidence of side effects and complications than may be incurred with other conventional therapies, and when side effects do occur, they should resolve more rapidly than those experienced with I-125 and Pd-103 isotopes.

Favorable Market Factors

Lower Treatment Cost. The total one-time cost of brachytherapy ranges from $10,000 to $17,000 per procedure. This is less than the cost of a radical prostatectomy or RP, which ranges from $17,000 to $20,000, excluding treatment for side effects and post-operative complications. Brachytherapy cost is comparable to the cost of EBRT (external beam radiation), which is approximately $14,000 to $35,000 for a seven to nine week course of treatment.

Favorable Demographics. Prostate cancer incidence and mortality increase with age. Prostate cancer is found most often in men who are over the age of 50. The National Cancer Institute has reported that the incidence of prostate cancer increases dramatically in men over the age of 55. Currently, one out of every six men is at lifetime risk of developing prostate cancer. More than seven out of ten men diagnosed with prostate cancer are over the age of 65. At the age of 70, the chance of having prostate cancer is 12 times greater than at age 50. According to the American Cancer Society, prostate cancer incidence rates increased between 1988 and 1992 due to earlier diagnosis in men who otherwise had no sign of symptoms. Early screening has fostered a decline in the prostate cancer death rate since 1990.

The number of prostate cancer cases in the U.S. is expected to increase due to the expanding population of men over the age of 55. The U.S. Census Bureau estimates this segment of the population will increase from 25.9 million men in 2000 to 32 million men by 2008 - a 24% increase. Extrapolating that data, management believes that the U.S. will provide over 180,000 candidates annually for prostate brachytherapy by 2008.

Increased PSA Screening. Early PSA screening and testing leads to early diagnosis. The American Cancer Society recommends that men without symptoms or risk factors and who have a life expectancy of at least ten years, should begin regular annual medical exams at the age of 50, and believes that health care providers should offer as part of the exam the prostate-specific antigen blood test. The PSA blood test determines the amount of prostate specific antigen present in the blood. PSA is found in a protein secreted by the prostate, and elevated levels of PSA can be associated with either prostatitis (a noncancerous inflammatory condition) or a proliferation of cancer cells in the prostate. Industry studies have shown that the PSA test can detect prostate cancer up to five years earlier than the digital rectal exam. Ultrasound tests and biopsies are typically performed on patients with elevated PSA readings to confirm the existence of cancer.

Our Strategy

The key elements of IsoRay’s strategy include:

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Continue to introduce the IsoRay 131Cs seed into the U.S. brachytherapy market. Utilizing a direct sales organization and selected channel partners, IsoRay intends to capture a leadership position by expanding overall use of the brachytherapy procedure for prostate cancer, capturing much of the incremental market growth and taking market share from existing competitors.

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Create a state-of-the-art manufacturing process. IsoRay has constructed a state-of-the-art manufacturing facility in Richland, Washington in its leased facility, to implement our proprietary manufacturing process which is designed to improve profit margins and provide adequate manufacturing capacity to support future growth and ensure quality control. If Initiative 297 presents a strategic roadblock to the Company, or if attractive financing alternatives are available in another state, IsoRay will construct a permanent manufacturing facility in another state. Working with leading scientists, IsoRay intends to design and create a proprietary separation process to manufacture enriched barium, a key source material for 131Cs, to ensure adequate supply and greater manufacturing efficiencies.

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Introduce Cesium-131 therapies for other cancers. IsoRay intends to partner with other companies to develop the appropriate delivery technology and therapeutic delivery systems for treatment of other solid tumors such as breast, lung, liver, pancreas, neck, and brain cancer. IsoRay’s management believes that the first major opportunities may be for the use of Cesium-131 in adjunct therapy for the treatment of residual lung and breast cancers.

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Support clinical research and sustained product development. The Company plans to structure and support clinical studies on the therapeutic benefits of Cs-131 for the treatment of solid tumors and other patient benefits. We are and will continue to support clinical studies with several leading radiation oncologists to clinically document patient outcomes, provide support for our product claims and compare the performance of our seeds to competing seeds. IsoRay plans to sustain long-term growth by implementing research and development programs with leading medical institutions in the U.S. to identify and develop other applications for IsoRay’s core radioisotope technology.

Management believes there is a large and growing addressable market for IsoRay’s products. Several factors appear to contribute to the increasing popularity of the brachytherapy procedure. Long-term survival data are now available for brachytherapy (other than with respect to treatment from Cs-131 seeds). Brachytherapy has become the treatment of choice for not only early-stage prostate cancer but is now being considered for treatment of fast growing, aggressive tumors. For the treatment of prostate cancer, seed brachytherapy is now more common than surgery (radical prostatectomy). Seed brachytherapy has significant advantages over competing treatments including lower cost, better survival data, fewer side effects, a faster recovery time and the convenience of an outpatient procedure that generally lasts 45 minutes. Over 60,000 procedures were forecasted to occur in the U.S. in 2005. At the February 1, 2007 Cs-131 seed price of $59, this represents a potential $350 million market for seeds that is forecast to grow substantially by 2009 according to a recent market survey performed by Frost & Sullivan, a nationally recognized market research firm. IsoRay’s management believes that the 131Cs seed will add incremental growth to the existing brachytherapy seed market as physicians who are currently reluctant to recommend brachytherapy for their prostate patients due, in part, to side effects caused by longer-lived isotopes, become comfortable with the shorter half-life of 131Cs, and the anticipated reduction of side effects.

Products

IsoRay markets the Cesium-131 seed and intends to market other radioactive isotopes in the future. Additionally, it will attempt to create a market, primarily in clinical trials, for the liquid Cs-131 isotope, which is created in the production of IsoRay’s 131Cs seed.

Cs-131 Seed Product Description and Use in Cancer Treatment

Brachytherapy seeds are small devices that deliver therapeutic radiation directly to tumors. Each seed contains a radioisotope sealed within a welded titanium capsule. In prostate cancer procedures, approximately 85 to 135 seeds are permanently implanted in a 45-minute outpatient procedure. The isotope decays over time, and the seeds become inert. The seeds may be used as a primary treatment or in conjunction with other treatment modalities such as external beam radiation therapy, chemotherapy, or as treatment for residual disease after excision of primary tumors.

Significant advantages of brachytherapy over competing treatments include: fewer side effects (the likelihood of impotence and incontinence is reduced when seeds are used to treat prostate cancer); short, convenient outpatient procedure (typically 45 minutes); faster recovery time (days vs. weeks); lower cost than other treatment modalities; higher cure rates for solid tumors; less pain; and overall considerably better quality of life. The primary disadvantage of brachytherapy is subjecting the human body to radiation and the side effects of radiation. Physician errors in seed placement and the number of seeds implanted may also result in the failure to eradicate the cancer or in negative side effects from over-radiation of certain tissues in the body.

A diagram of the IsoRay seed appears in Figure 1. The seed contains an x-ray opaque marker surrounded by a ceramic substrate to which the isotope is chemically attached. The seed core is placed in a titanium tube and precision laser welded to form a hermetically sealed source of therapeutic radiation suitable for permanent implantation. The x-ray marker allows the physician to accurately determine seed placement within the tumor.

Figure 1: Cross section of 131Cs seed

Competitive Advantages of Cs-131

Management believes that 131Cs has specific clinical advantages for treating cancer over I-125 and Pd-103, the other isotopes currently used in brachytherapy seeds. The table below highlights the key differences of the three seeds. The Company believes that the short half-life, high-energy characteristics of 131Cs will increase industry growth and facilitate meaningful penetration into the treatment of other forms of cancer such as breast cancer.

Brachytherapy Isotope Comparison

	Cesium-131	Palladium-103	Iodine-125
Half Life	9.7 Days	17.5 days	60 days
Avg. Energy	30.4 KeV+	21 KeV+	28.5 KeV+
Dose Delivery	90% in 33 days	90% in 58 days	90% in 204 days
Total Dose	115 Gy	125 Gy	145 Gy
Anisotropy Factor*	.969	.877 (TheraSeed® 2000)	.930 (OncoSeed® 6711)

* Degree of symmetry of therapeutic dose, a factor of 1.00 indicates symmetry.

+ KeV = kiloelectron volt, a standard unit of measurement for electrical energy.

Shorter half-life. The Company believes that Cesium-131’s shorter half-life of 9.7 days will prove to have greater biological effectiveness, will mitigate the negative effects of long radiation periods on healthy tissue and will reduce the duration of any side effects. A shorter half-life produces more intense therapeutic radiation over a shorter period of time and may reduce the potential for cancer cell survival and tumor recurrence. Radiobiological studies indicate that shorter-lived isotopes are more effective against faster growing tumors (Dicker, et. al., Semin. Urol. Onc. 18:2, May 2000). Other researchers conclude that “half-lives in the approximate range 4-17 days are likely to be significantly better for a wide range of tumor types for which the radiobiologic characteristics may not be precisely known in advance.” (Armpilia CI, et. al., Int. J. Rad. Oncol. Biol. Phys. 55:2, February 2003).

Higher energy. The Cs-131 isotope average decay energy of 30.4 KeV (versus 21 KeV for Pd-103 and 28.5 KeV for I-125) generates a therapeutic radiation field that extends beyond the current dosimetry reference point of 1 cm. Pd-103 seeds emit radiation that does not penetrate as far in tissue (up to 40% lower than Cs-131). To compensate for this more Pd-103 seeds are required to attain the equivalent dose as if Cs-131 seeds were used. This increase in the number of seeds implanted increases the time and cost required to perform Pd-103-based procedures. The lower energy from 103Pd seeds may also result in greater non-uniformity of the implant dose as dose rates near the surface of each seed must be higher to compensate for lower doses at greater distances from each seed. The high energy of Cs-131 can result in radiation toxicity if the dosage is not properly calculated by the implanting physician and staff but the higher energy of Cs-131 does make the isotope more “forgiving” for treatment planning purposes.

Reduced side effects. Because the IsoRay 131Cs seed device delivers a highly concentrated and confined dose of radiation directly to the prostate, healthy surrounding tissues and organs are exposed to less radiation than with other treatments. Management believes this should result in fewer and less severe side effects and complications than may be incurred with other conventional therapies.

Figure 2: Cs-131 seed Autoradiograph

Shape of radiation field. The shape of the radiation field generated by a 131Cs seed is more uniform than most brachytherapy seed designs, and this uniformity may result in better radiation dose coverage and improved therapeutic effectiveness. Figure 2 shows an autoradiograph (film exposed by radiation from the seed itself) of an IsoRay seed, which shows this uniformity of the radiation field that is expected to result in better radiation dose coverage. IsoRay has conducted extensive computer modeling and testing of the seed design. The IsoRay seed has passed all Nuclear Regulatory Commission (“NRC”) requirements for sealed radioactive sources. Dose uniformity was tested and the results compared well to those predicted by industry standard computer modeling techniques. In the third quarter of 2002, seeds were sent to the National Institute for Standards and Technology for calibration, and have undergone dosimetry testing according to American Association of Physicists in Medicine (“AAPM”) protocols. The results of these tests were compiled in IsoRay’s 510(k) submission to the FDA and were subsequently published in the June 2004 issue of Medical Physics. The results of these tests showed superior dose characteristics relative to the leading I-125 and Pd-103 seeds.

Reduced costs. The characteristics of 131Cs seeds described above may result in the use of 10%-30% less seeds per procedure, compared to other isotopes, thereby reducing the total physical radiation dose to the patient and reducing the costs of the procedure for the third-party payers and the patient.

Cs-131 Manufacturing Process

Cs-131 is a radioactive isotope that can be produced by the neutron bombardment of Barium-130. When Ba-130 is put into a nuclear reactor it becomes Ba-131, the radioactive material that is the parent isotope of Cs-131. The overall process includes the following:

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Isotope Generation. The radioactive isotope Cs-131 is normally produced by placing a quantity of stable non-radioactive barium (ideally pure Ba-130) into the neutron flux of a nuclear reactor. The irradiation process converts a small fraction of this material into a radioactive form of barium (Ba-131). The Ba-131 decays by electron capture to the radioactive isotope of interest (Cs-131). Due to the short half-life of both the Ba-131 and Cs-131 isotopes, potential suppliers must be capable of removing irradiated materials from the reactor core on a routine basis for subsequent processing to produce ultra-pure Cs-131. The Company has identified more than five reactors facilities in the U.S., Europe and the former Soviet Union that are capable of meeting these requirements. As of November 10, 2006, IsoRay had agreements in place with three suppliers of irradiated Ba-131 or Cs-131. The Company’s agreement with Russia’s Institute of Nuclear Materials (which commenced as of August 25, 2005 and ends August 25, 2012) allows the Company to purchase irradiated Ba-131 for $300.00 per Curie of the isotope. The projected value of the agreement over its term is $30,000,000 with $300,000 worth of isotope projected to be delivered in the first full year of production, although neither of these amounts are obligations to purchase any given quantity of the isotopes in a particular time period. Through September 30, 2006, the Company had paid approximately $202,000 to the Institute of Nuclear Materials. On October 6, 2006, Medical entered into a Contract with FSUE “SSE - Research Institute of Atomic Reactors (“RIAR”) in Russia. The Contract provides for delivery to Medical of purified Cs-131 isotope, which is used by Medical to produce its proprietary Cs-131 brachytherapy seed used in the treatment of prostate cancer. The total value of the Contract over its term, which expires on May 1, 2014, is $6,300,000. Delivery of the isotope is scheduled to commence in October 2007 and continue through December 2013, upon submission of written orders by Medical forty-five days in advance of the planned date of delivery. Medical also entered into an Agreement for Exclusive Rights to Buy on October 6, 2006 with RIAR. This Agreement gives Medical the exclusive right to purchase the Cs-131 isotope produced by RIAR for a period of seven years, or through October 6, 2013. In addition, the Company is engaged in the development of a barium enrichment device that, if successful, should reduce the cost of producing Cs-131 while maintaining the purity and consistency required in the end product.

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Isotope Separation and Purification. Upon irradiation of the barium feedstock, the Ba-131 begins decaying to Cs-131. At pre-determined intervals the Cs-131 produced is separated from the barium feedstock and purified using a proprietary radiochemical separations process (patent applied for). Due to the high-energy decay of Ba-131, this process is performed under stringent radiological controls in a highly shielded isolator or “hot cell” using remote manipulators. After separating Cs-131 from the energetic Ba-131, subsequent seed processing may be performed in locally shielded fume hoods or glove boxes. If enriched barium feedstock is used, the residual barium remaining after subsequent Cs-131 separation cycles (“milkings”) will be recycled back to the reactor facility for re-irradiation. This material will be recycled as many times as economically feasible, which should make the process more cost effective. As an alternative to performing the Cs-131 separation in our own facilities, IsoRay may enter into agreements with other entities to supply “raw” Cs-131 by performing the initial barium/cesium separation at their facilities, followed by final purification at IsoRay’s facility.

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Internal Seed Core Technology. The purified Cs-131 isotope is incorporated into an internal assembly that contains a binder, spacer and a gold X-ray marker. This internal core assembly is subsequently inserted into a titanium case. The dimensional tolerance for each material is extremely important. Several carrier materials and placement methods have been evaluated, and through a process of elimination, we have developed favored materials and methods during our laboratory testing. The equipment necessary to produce the internal core includes accurate cutting and gauging devices, isotope incorporation vessels, reaction condition stabilization and monitoring systems, and tools for placing the core into the titanium tubing prior to seed welding.

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Seed Welding. Following production of the internal core and placement into the titanium capsule, each seed is laser welded to produce a sealed radioactive source and biocompatible medical device. This manufacturing technology requires: accurate placement of seed components with respect to the welding head, accurate control of welding parameters to ensure uniform temperature and depth control of the weld, quality control assessment of the weld integrity, and removal of the finished product for downstream processing or rejection of unacceptable materials to waste. Inspection systems are capable of identifying and classifying these variations for quality control and to ensure low scrap rates. Finally, the rapid placement and removal of components from the welding zone affects overall product throughput.

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Quality Control. We have established procedures and controls to meet all FDA and ISO 9001:2000 Quality Standards. Product quality and reliability will be secured by utilizing multiple sources of irradiation services, feedstock material, and other seed manufacturing components. An intensive production line preventive maintenance and spare parts program will be implemented. Also, an ongoing training program will be established for customer service to ensure that all regulatory requirements for the FDA, DOT and applicable nuclear radiation and health authorities are fulfilled.

The Company has implemented a just-in-time production process that is keenly responsive to customer input and orders to ensure that individual customers receive a higher level of customer service from us than from existing seed suppliers who have the luxury of longer lead times due to longer half-life products. Time from order confirmation to completion of product manufacture can be reduced to several working days, including receipt of irradiated barium (from a supplier’s reactor), separation of Cs-131 (at our facilities), isotope labeling of the core, and loading of cores into pre-welded titanium “cans” for final welding, testing, quality assurance and shipping.

It is up to each physician to determine the dosage necessary for implants and acceptable dosages vary among physicians. Many of the physicians who order our seeds order more seeds than necessary but wish to assure themselves that they have a sufficient amount. Upon receipt of an order, the Company either delivers the seeds from its facility directly to the physician using Federal Express or sends the order to an independent preloading service which delivers the seeds preloaded into needles just prior to implant. If the implant is postponed or rescheduled, the short half-life of the seeds makes them unsuitable for use and therefore they must be re-ordered. In recent months the Company has experienced losses of viable seeds that have increased the Company’s monthly expenditures. The Company is seeking to implement methods to better forecast demand for seeds and reduce unused inventory.

Automated Manufacturing Process

IsoRay has held discussions with leading designers and manufacturers of automated seed manufacturing equipment that have manufactured, installed and deployed automated production lines in Europe and the United States. In addition, IsoRay engaged in preliminary discussions with another seed manufacturer regarding obtaining an existing automated seed production line. Based on technical evaluations and on site reviews of both options, IsoRay elected to automate its current manufacturing process in phases. Current production rates with IsoRay’s semi automated seed welding equipment exceed those attainable with fully automated lines. Phased implementation of automation is expected to be less costly than fully automated production lines and will benefit IsoRay by reducing labor costs and helping to ensure consistent manufacturing quality.

Manufacturing Facility

The initial production of the IsoRay Cs-131 brachytherapy seed commenced at PNNL in 2004. IsoRay signed a lease agreement and completed construction (tenant improvements) of an interim production facility in Richland, Washington that received final regulatory approval on October 6, 2005 and began radioactive production operations shortly thereafter. This lease will expire in October 2007 and the Company is negotiating to lease space for a new production facility. Management believes that the new production facility lease currently being negotiated will be able to accommodate the Company’s anticipated future growth for several years. The Company continues to use PNNL to provide third-party assay of its products, but has otherwise vacated PNNL facilities. The Company is also considering another state as a location for a future facility, either as the Company’s sole manufacturing facility or as a secondary production facility. No agreements have been reached for any possible facilities outside of Washington.

Isotope Testing in Idaho

On December 14, 2005, IsoRay and Idaho’s Advanced Test Reactor (“ATR”) entered into a collaboration and partnership agreement for the design, analysis and fabrication of a capsule containing barium carbonate, to be irradiated at the ATR and then shipped to IsoRay for processing and analysis of the 131Cs product.  As an adjunct to this testing, IsoRay and the Pocatello Development Authority entered into an Economic Development Agreement, dated December 14, 2005, under which the Pocatello Development Authority provided IsoRay with $200,000 (subject to repayment under certain conditions) to use toward the cost of testing at the ATR.  During July 2006, several capsules were irradiated and shipped to IsoRay’s PIRL facility for analysis.  The results of the analyses indicate the capsule performed as designed and that a planned capsule shuttle system will provide adequate conditions for 131Cs production that will enhance IsoRay’s overall production capacity.

Repackaging Services

Most brachytherapy manufacturers offer their seed product to the end user packaged in four principal configurations provided in a sterile or non-sterile package depending on the customer’s preference. These include:

•	Loose seeds

•	Pre-loaded needles (loaded with 3 to 5 seeds and spacers)

•	Strands of seeds (consists of seeds and spacers in a biocompatible “shrink wrap”)

•	Pre-loaded Mick cartridges (fits the Mick applicator - seed manufacturers usually load and sterilize Mick cartridges in their own manufacturing facilities)

No single package configuration dominates the market at this point. Market share estimates, based on internal management studies of the market, for each of the four packaging types are: loose seeds (negligible amount), Mick cartridges (20%), pre-loaded needles (30%) and strands (50%). Market trends indicate significant movement toward the stranded configuration, as there are some clinical data suggesting less potential for post-implant seed migration when a stranded configuration is used.

The role of the preloading service is to package, assay and certify the contents of the final product configuration shipped to the customer. A commonly used method of providing this service is through independent radiopharmacies such as Anazao Healthcare and Advanced Care Medical Inc. Manufacturers send loose seeds along with the physician’s instructions to the radiopharmacy who, in turn, loads needles and/or strands the seeds according to the doctor’s instructions. These pharmacies then sterilize the product and certify the final packaging prior to shipping directly to the end user.

IsoRay has held discussions with the major independent radiopharmacies and determined the additional time required for delivery of loose seeds to an off-site radiopharmacy for subsequent assay, preloading and sterilization creates additional loss of our isotope due to decay and is prohibitive on a long-term basis. However, to increase sales in the near-term we are using these services to supplement our own custom preloading operation. On March 1, 2006, the Company entered into a Service Agreement with Advanced Care Medical, Inc. for preloading services. The term of the Service Agreement is one year, with automatic one year extensions unless terminated, and prices vary from $6-18 per seed depending on how the seeds are packaged. In late March 2006, the Company’s stranding service became operational but stranding activity was suspended pending FDA 510(k) clearance of preloaded seed configurations as devices rather than convenience kits for seeds. The 510(k) clearance has been received. The Company is currently not performing the stranding function due to space limitations in its current production facility and is reviewing space configurations that would allow it to begin performing this function.

The Company currently loads Mick cartridges in our own facility which in recent months accounted for more than 60% of total seed orders. The Company has retained a consultant to assist with implementation of the custom preloading service and expects to begin offering its seed in all four of the commonly used packaging configurations to the rest of its customer base once space limitations are resolved. Providing this service in-house will reduce the current cycle time for any given customer order by three to four days by eliminating the need to ship loose seeds to a third-party provider. This reduction in cycle time will eliminate approximately 25% loss in isotope activity due to radioactive decay. The cost of priority overnight shipment of each order of seeds to a third-party provider is also eliminated. However, we will continue to utilize the independent radiopharmacies in the future both as a backup to our own preloading operation and to handle periodic increases in demand.

Independent radiopharmacies usually provide the final packaging of the product delivered to the end user. This eliminates the opportunity for reinforcing the “branding” of our seed product. By providing its own repackaging service, the Company preserves the product branding opportunity and eliminates any concerns related to the handling of its product by a third party prior to delivery to the end user.

Providing different packaging configurations adds significant value to the product while providing an additional revenue stream and incremental margins to the Company through the pricing premiums that can be charged. The end users of these packaging options are willing to pay a premium because of the savings they realize by eliminating the need for loose seed handling and loading capabilities on site, eliminating the need for additional staffing to load and sterilize seeds and needles, and eliminating the expense of additional assaying of the seeds.

Management estimates the cost of establishing the custom preloading service in its new, leased facility to be approximately $250,000, most of which has already been spent on capital equipment. The custom preloading area has been created in the facility and the necessary equipment has been delivered and installed. Operating procedures are in place, staff members have been trained, and process validation activities have been completed. Technicians have been added to the staff to handle the seed loading and stranding operations. As the Company is not currently performing the stranding function due to space limitations, staff members who will eventually perform the stranding process are currently utilized in our seed production and Mick cartridge preloading processes. PNNL will continue to provide independent third-party assay of the seeds for the foreseeable future. Our customer service staff will provide assistance with shipping, documentation and tracking of all orders from the repackaging service to the end user.

Barium Enrichment Device

Barium-130 is the original source material for Cs-131. When Ba-130 is put into a nuclear reactor it becomes Ba-131, the radioactive material that is the parent isotope of Cs-131. Barium metal found in nature contains only 0.1% of Ba-130 with six other isotopes making up the other 99.9%. As part of its manufacturing process the Company intends to develop a barium enrichment device that should create “enriched barium” with a higher concentration of the Ba-130 isotope than is found in naturally occurring barium. In addition to creating a higher purity Ba-130, which translates into higher purity Cs-131, a successfully completed barium enrichment device would result in higher yields of Cs-131. The Company has identified sources of enriched barium, including in the former Soviet Union, that we are using until the barium enrichment device is developed.

Marketing and Sales

Marketing Strategy

The Company intends to position Cs-131 as the isotope of choice for prostate brachytherapy. Based on preliminary clinical studies, management believes there is no apparent clinical reason to use other isotopes when Cesium-131 is available. The advantages associated with a higher energy and shorter half-life isotope are generally accepted within the clinical community and the Company intends to help educate potential patients about the clinical benefits a patient would experience from the use of Cs-131 for their brachytherapy seed treatment. The potential negative effects of the prolonged radiation times associated with the long half-life of Iodine-125 make this isotope less attractive than Cesium-131.

We target competing isotopes as our principal competition rather than the various manufacturers and distributors of these isotopes. In this way, the choice of brachytherapy isotopes will be less dependent on the name and distribution strengths of the various iodine and palladium manufacturers and distributors and more dependent on the therapeutic benefits of Cs-131. The Company focuses the purchasing decision on the advantages and functionality of the Cs-131 isotope while seeking to educate the cancer patient about these clinical benefits.

The professional and patient market segments each play a role in the ultimate choice of cancer treatment and the specific isotope chosen for seed brachytherapy treatment. The Company is tailoring its marketing message to each audience. IsoRay has retained an advertising agency in the Seattle area to assist with its marketing communication program. The agency is coordinating the creation and distribution of all advertising material and works with the print and visual media.

We are seeking to promote the advantages of Cs-131’s unique combination of high energy and short half-life within the clinical market. Because we believe there is no apparent clinical reason to choose other isotopes over cesium, we have and will continue to target those high volume users of other isotopes as our implant sites. We also emphasize the prolonged radiation times and the high doses of radiation given to the patient by the iodine isotope and the possible negative effects of this prolonged radiation to the adjacent healthy tissues. We believe that this is an important marketing message because clinicians generally agree the radiation given by Iodine has little or no clinical benefit after 120 to 150 days, but Iodine continues to give off non-therapeutic radiation for approximately 600 days.

To promote our products to the clinical and professional audience, we are using a combination of marketing messages to appear in print and visual media. Past and planned marketing activities include: attendance at the major brachytherapy-related clinical conferences to exhibit our products and provide marketing information for annual meetings, conferences and other forums of the various professional societies; print advertising in brachytherapy clinical journals; and promoting clinical presentations by experts in the field at major conferences.

In today’s U.S. health care market patients are more informed and involved in the management of their health and any treatments required. Many physicians relate incidents of their patients coming for consultations armed with articles researched on the Internet and other sources describing new treatments and medications. In many cases, these patients are demanding a certain therapy or drug and the physicians are complying when medically appropriate.

Because of this market factor, we also promote our products directly to the general population. The audience targeted will be the prostate cancer patient, his spouse, family and care givers. The marketing message to this segment of the market emphasizes the specific advantages of Cs-131, including fewer side effects, less total radiation, and shorter period of radiation. The Company is targeting this market through its website, located at www.isoray.com, advertising in magazines read by prostate cancer patients and their care givers, and through patient advocacy efforts.

Another key element of our strategy is to validate and support all product claims with well-designed and executed clinical studies that support the efficacy and positive patient outcomes of our Cs-131 seed. We intend to sponsor physician-directed studies that will compare the performance of our seeds to Pd-103 and I-125 seeds. During the remainder of 2007, IsoRay plans to continue its collaboration with leading physicians to develop clinical data on the efficacy of Cs-131 seeds. Noted contributors from the medical physics community will be consulted regarding the benefits of brachytherapy using shorter half-life, improved dosimetry, and higher decay energy seeds. Articles will be submitted to professional journals such as Medical Physics and the International Journal of Radiation Oncology, Biology, and Physics.

Sales and Distribution

According to a recent industry survey, approximately 2,000 hospitals and free standing clinics are currently offering radiation oncology services in the United States. Not all of these facilities offer seed brachytherapy services. These institutions are staffed with radiation oncologists and medical physicists who provide expertise in radiation therapy treatments and serve as consultants for urologists and prostate cancer patients. We target the radiation oncologists and the medical physicists as well as urologists as key clinical decision makers in the type of radiation therapy offered to prostate cancer patients.

IsoRay has a direct sales organization to introduce Cs-131 to radiation oncologists and medical physicists. During 2006, IsoRay expanded its sales force to ten experienced individuals. By hiring experienced and successful brachytherapy sales people, the Company reduces the risk of delay in penetrating the market due to a lack of knowledge of the industry or unfamiliarity with the key members of the brachytherapy community.

The initial response to our new isotope from prominent radiation oncologists, medical physicists and urologists in the US has been very positive. As of February 1, 2007, the Company had supplied the 131Cs seed to 45 well-known implant centers strategically located throughout the U.S.

The Company will expand its U.S. sales force as it expands the customer base. If the Company implements its plans to expand outside the U.S. market, it plans to use established distributors in the key markets in these other countries. This strategy should reduce the time and expense required to identify, train and penetrate the key implant centers and establish relationships with the key opinion leaders in these markets. Using established distributors also should reduce the time spent acquiring the proper radiation handling licenses and other regulatory requirements of these markets.

Pricing

Payment for IsoRay products comes from third-party payers including Medicare/Medicaid and private insurance groups. These payers reimburse the hospitals and clinics via well-established payment procedures. On October 31, 2003, as a result of IsoRay’s predecessor’s filing for an Additional Device Category, CMS (Centers for Medicare and Medicaid Services) approved a HCPCS/CPT code (2633) for Cs-131 brachytherapy seeds. Reimbursement amounts are periodically reviewed and revised. Medicare is the most significant U.S. payer for prostate brachytherapy services, and is the payer in approximately 70% of all U.S. prostate brachytherapy cases. CMS reviews and adjusts outpatient reimbursement on a periodic and ad hoc basis, but no changes are expected for 2006. As of February 1, 2007, the price for our loose seeds was $59 per seed.

Prostate brachytherapy is typically performed in a hospital outpatient setting, and as such, is covered by the CMS Outpatient Prospective Payment System. Currently in 2007, Medicare is reimbursing hospital’s out patient departments, Ambulatory Surgery Centers, and approved physician office settings based on patient specific invoices sent from the manufacturer to the provider. The provider then sends the invoice to Medicare for reimbursement based on Medicare’s reimbursement methodology for that place of service. Other insurance companies typically have followed CMS’ Outpatient Prospective Payment Systems in determining their reimbursement policies. When charges for the seeds are correctly submitted in the appropriate format to CMS, 100% of the total cost of the seeds is reimbursed to the hospital or clinic by CMS.

Other Information

Customers

Customers representing ten percent or more of total Company sales for the twelve months ended June 30, 2006 were:

Community Hospital of Los Gatos	Los Gatos, CA	20.1% of revenue
Chicago Prostate Cancer Center	Westmont, IL	18.7% of revenue
Mills Peninsula Health Center	San Mateo, CA	10.4% of revenue

The loss of any of these significant customers would have a temporary adverse effect on the Company’s revenues, which would continue until the Company located new customers to replace them.

Proprietary Rights

The Company relies on a combination of patent, copyright and trademark laws, trade secrets, software security measures, license agreements and nondisclosure agreements to protect its proprietary rights. Some of the Company’s proprietary information may not be patentable.

The Company intends to vigorously defend its proprietary technologies, trademarks, and trade secrets. Members of management, employees, and certain equity holders have previously signed non-disclosure, non-compete agreements, and future employees, consultants, advisors, with whom the Company engages, and who are privy to this information, will be required to do the same. A patent for the Cesium separation and purification process was granted on May 23, 2000 by the U.S. Patent and Trademark Office (USPTO) under Patent Number 6,066,302, with an expiration date of May 23, 2020. The process was developed by Lane Bray, a shareholder of the Company, and has been assigned exclusively to IsoRay. IsoRay’s predecessor also filed for patent protection in four European countries under the Patent Cooperation Treaty. Those patents have been assigned to IsoRay.

Our management believes that certain aspects of the IsoRay seed design and construction techniques are patentable innovations. These innovations have been documented in IsoRay laboratory records, and a patent application was filed with the USPTO on November 12, 2003. Certain methodologies regarding isotope production, separation, and seed manufacture are retained as trade secrets and are embodied in IsoRay’s procedures and documentation. In June and July of 2004, three patent applications were filed relating to methods of deriving Cs-131 developed by IsoRay employees. The Company is currently working on developing and patenting additional methods of deriving Cs-131 and other isotopes.

There are specific conditions attached to the assignment of the Cs-131 patent from Lane Bray. In particular, the associated Royalty Agreement provides for 1% of gross profit payment from seed sales (gross seed sales price minus direct production cost) to Lane Bray and 1% of gross profit from any use of the Cs-131 process patent for non-seed products. If IsoRay reassigns the Royalty Agreement to another company, these royalties increase to 2%. The Royalty Agreement has an anti-shelving clause which requires IsoRay to return the patent if IsoRay permanently abandons sales of products using the invention.

Effective August 1, 1998, Pacific Management Associates Corporation (PMAC) transferred its entire right, title and interest in an exclusive license agreement with Donald Lawrence to IsoRay, LLC (a predecessor company) in exchange for a membership interest. The license agreement was transferred to IsoRay through a series of mergers and the reverse acquisition.

The terms of the license agreement require the payment of a royalty based on the Net Factory Sales Price, as defined in the agreement, of licensed product sales. Because the licensor’s patent application was ultimately abandoned, only a 1% “know-how” royalty based on Net Factory Sales Price, as defined, remains applicable. To date, there have been no product sales incorporating the licensed technology and there is no royalty due pursuant to the terms of the agreement. Management believes that because this technology is not presently being used and believes it will not be used in the future that no royalties will be paid under this agreement.

Research And Development

From inception (December 17, 2001) through June 30, 2006, IsoRay and its predecessor companies incurred more than $2.25 million in costs related to research and development activities. The Company expects to continue to have employees working on activities that will be classified as research or development for the foreseeable future.

Government Regulation

The Company’s present and future intended activities in the development, manufacture and sale of cancer therapy products are subject to extensive laws, regulations, regulatory approvals and guidelines. Within the United States, the Company’s therapeutic radiological devices must comply with the U.S. Federal Food, Drug and Cosmetic Act, which is enforced by the FDA. The Company is also required to adhere to applicable FDA regulations for Good Manufacturing Practices, including extensive record keeping and periodic inspections of manufacturing facilities. IsoRay’s predecessor obtained FDA 510(k) clearance in March 2003 to market the IsoRay 131Cs seed for the treatment of localized solid tumors.

Specifically, in the United States, the FDA regulates, among other things, new product clearances and approvals to establish the safety and efficacy of these products. We are also subject to other federal and state laws and regulations, including the Occupational Safety and Health Act and the Environmental Protection Act.

The Federal Food, Drug, and Cosmetic Act and other federal statutes and regulations govern or influence the research, testing, manufacture, safety, labeling, storage, record keeping, approval, distribution, use, reporting, advertising and promotion of such products. Noncompliance with applicable requirements can result in civil penalties, recall, injunction or seizure of products, refusal of the government to approve or clear product approval applications, disqualification from sponsoring, or conducting clinical investigations, prevent us from entering into government supply contracts, withdrawal of previously approved applications and criminal prosecution.

Approval of new medical devices is a lengthy procedure and can take a number of years and the expenditure of significant resources. There is a shorter FDA review and clearance process, the premarket notification process, or the 510(k) process, whereby a company can market certain medical devices that can be shown to be substantially equivalent to other legally marketed devices. We have been able to achieve market clearance for our 131Cs seed using the 510(k) process.

In the United States, medical devices are classified into three different categories over which FDA applies increasing levels of regulation: Class I, Class II and Class III. Most Class I devices are exempt from premarket notification (510(k)); most Class II devices require premarket notification (510(k)) and most Class III devices require premarket approval. Our 131Cs seed is a Class II device and has received 510(k) clearance.

As a registered medical device manufacturer with the FDA, we are subject to inspection to ensure compliance with their current Good Manufacturing Practices, or cGMP. These regulations require that we and any of our contract manufacturers design, manufacture and service products and maintain documents in a prescribed manner with respect to manufacturing, testing, distribution, storage, design control and service activities. Modifications or enhancements that could significantly affect the safety or effectiveness of a device or that constitute a major change to the intended use of the device require a new 510(k) notice for any product modification. We may be prohibited from marketing the modified product until the 510(k) notice is cleared by the FDA.

The Medical Device Reporting regulation requires that we provide information to the FDA on deaths or serious injuries alleged to be associated with the use of our devices, as well as product malfunctions that are likely to cause or contribute to death or serious injury if the malfunction were to recur. Labeling and promotional activities are regulated by the FDA and, in some circumstances, by the Federal Trade Commission.

As a medical device manufacturer, we are also subject to laws and regulations administered by governmental entities at the federal, state and local levels. For example, our facility is licensed as a medical product manufacturing facility in the State of Washington and is subject to periodic state regulatory inspections. Our customers are also subject to a wide variety of laws and regulations that could affect the nature and scope of their relationships with us.

In the United States, as a manufacturer of medical devices and devices utilizing radioactive byproduct material, we are subject to extensive regulation by not only federal governmental authorities, such as the FDA, but also by state and local governmental authorities, such as the Washington State Department of Health, to ensure such devices are safe and effective. In Washington State, the Department of Health, by agreement with the federal Nuclear Regulatory Commission (“NRC”), regulates the possession, use, and disposal of radioactive byproduct material as well as the manufacture of radioactive sealed sources to ensure compliance with state and federal laws and regulations. Our 131Cs brachytherapy seeds constitute both medical devices and radioactive sealed sources and are subject to these regulations. Because Cesium is a new radioactive isotope, centers which sell our 131Cs seeds must each amend their radioactive licenses and re-file these amended licenses with each state in which they operate and this approval process may take between four months to one year.

Moreover, our use, management and disposal of certain radioactive substances and wastes are subject to regulation by several federal and state agencies depending on the nature of the substance or waste material. We believe that we are in compliance with all federal and state regulations for this purpose.

Washington voters approved Initiative 297 in late 2004, which may impose additional restrictions on sites at which mixed radioactive and hazardous wastes are generated and stored, including PNNL, as it prohibits additional mixed radioactive and hazardous waste from being brought to sites, such as PNNL, until the existing on-site waste conforms to all state and federal environment laws. In June 2006, a U.S. District Court judge ruled that Initiative 297 was unconstitutional in its entirety. However, the state of Washington has indicated that it would appeal the decision. If this decision is overturned and Initiative 297 is enforced it could impact our ability to manufacture our seeds, whether at PNNL or elsewhere in the State of Washington.

Seasonality

The Company is now aware of a seasonal influence on its business. During the months of July and August, physicians take vacations and defer seed implantation surgeries causing a momentary decline in revenue which management believes is ultimately realized later.

Employees

As of January 31, 2007, IsoRay employed 64 full-time individuals. The Company’s future success will depend, in part, on its ability to attract, retain, and motivate highly qualified technical and management personnel. From time to time, the Company may employ independent consultants or contractors to support its research and development, marketing, sales and support and administrative organizations. None of the Company’s employees are represented by any collective bargaining unit. IsoRay estimates that successful implementation of its growth plan would result in up to 60 additional employees by the end of calendar year 2007.

Competition

The Company competes in a market characterized by technological innovation, extensive research efforts and significant competition. In general, the IsoRay seed competes with conventional methods of treating localized cancer, including, but not limited to, radical prostatectomy and external beam radiation therapy which includes intensity modulated radiation therapy, as well as competing permanent brachytherapy devices. RP has historically represented the most common medical treatment for early-stage, localized prostate cancer. EBRT is also a well-established method of treatment and is widely accepted for patients who represent a poor surgical risk or whose prostate cancer has advanced beyond the stage for which surgical treatment is indicated. Management believes that if general conversion from these treatment options (or other established or conventional procedures) to the IsoRay seed does occur, such conversion will likely be the result of a combination of equivalent or better efficacy, reduced incidence of side effects and complications, lower cost, quality of life issues and pressure by health care providers and patients.

History has shown the advantage of being the first to market a new brachytherapy product. For example, Oncura currently claims nearly 30% of the market with the original I-125 seed. Theragenics Corp., which introduced the original Pd-103 seed, is second with a nearly 30% market share. The Company believes it may obtain a similar and significant advantage by being the first to introduce a Cs-131 seed.

The Company’s patented Cs-131 separation process is likely to provide us a sustainable competitive advantage in this area. Production of Cs-131 also requires specialized facilities (hot cells) that represent high cost and long lead time if not readily available. In addition, a competitor would need to develop a method for isotope attachment and seed assembly, would need to conduct testing to meet NRC and FDA requirements, and would need to obtain regulatory approvals before marketing a competing device.

Several companies have obtained regulatory approval to produce and distribute Palladium-103 and Iodine-125 seeds, which compete directly with our seed. Six of those companies represent nearly 100% of annual brachytherapy seed sales worldwide: CR Bard, Inc., Oncura (part of Galil), Theragenics Corp., North American Scientific, Inc., Mentor Corp., and Best Medical International, Inc. The top three - CR Bard, Inc., Oncura and Theragenics - currently garner over 80% of annual sales.

Although there is no assurance that the Company’s Cs-131 seed will retain its favorable reimbursement amount when periodically reviewed and revised, presently the Cs-131 seed has a higher reimbursement rate than either the Palladium-103 or Iodine-125 seed.

It is possible that three or four of the current I-125 or Pd-103 seed manufacturers (e.g., Oncura, Theragenics, North American Scientific, etc.) are capable of producing and marketing a Cs-131 seed, but none have reported efforts to do so. Best Medical obtained a seed core patent in 1992 that named 10 different isotopes, including Cs-131, for use in their seeds. Best Medical received FDA 510(k) clearance to market a Cs-131 seed on June 6, 1993 but has failed to produce any products for sale.

Additional Growth Opportunities

The Cs-131 isotope has the performance characteristics to be a technological platform for sustained long-term growth. The most immediate opportunities are introducing Cs-131 to Canada, Europe and other international markets, introducing Cs-131-based therapies for other forms of solid tumors focusing first on breast tumors, and through the marketing of other radioactive isotopes. These growth initiatives are in the early stages of planning and appear to be significant incremental opportunities.

The Company plans to introduce Cs-131 initially into Europe and later into other international markets through partnerships and strategic alliances with channel partners for manufacturing and distribution. Another advantage of the Cs-131 isotope is its potential applicability to other cancers and other diseases. Cs-131 has FDA clearance to be used for treatments for a broad spectrum of cancers including breast, brain, lung, and liver cancer, and the Company believes that a major opportunity exists as an adjunct therapy for the treatment of breast cancer. Preliminary discussions have begun with prominent physicians regarding the use of Cs-131-based therapies for the treatment of lung, pancreatic and brain cancer. There is the opportunity to develop and market other radioactive isotopes to the US market, and to market the Cs-131 isotope itself, separate from its use in our seeds. The Company is also in the preliminary stages of exploring alternate methods of delivering our isotopes to various organs of the body, as it may be advantageous to use delivery methods other than a titanium-encapsulated seed to deliver radiation to certain organs.

DESCRIPTION OF PROPERTY

Subsequent to June 2005, the Company’s executive offices are located at 350 Hills Street, Suite 106, Richland, WA 99354, (509) 375-1202, where IsoRay currently leases approximately 3,765 square feet of office and laboratory space for $5,144 per month from Energy Northwest. The lease expires December 31, 2007, but is renewable. The Company is not affiliated with its lessor. Additional office space will be needed as employees are hired, and is currently available at this location. The Company believes that its current facilities will be adequate until the end of fiscal year 2007, but it will need additional facilities at that time. In the future, due to business growth, the Company may elect to combine administrative services and production in one building which the Company may lease or build depending on market conditions.

We also leased, which commenced as of regulatory licensing approval on October 6, 2005, a facility located in Richland, Washington that management believes will provide adequate space to manufacture the Cs-131 product for the prostate cancer markets until late 2007, with a maximum manufacturing capacity of approximately 60,000 seeds per month and total square footage of 4,400 feet. The lease was for a term of twelve months following regulatory licensing approval, with a twelve-month extension option. Payment for the initial lease term was the issuance of 24,007 shares of IsoRay, Inc. common stock. The lessor is Pacific EcoSolutions Incorporated (PEcoS), and the Company is not affiliated with this lessor. Equipment installed at this facility includes a hot cell, a glove box, three fume-hoods, laser welders and laser welding tooling, which complete the laser sealing of the seeds; sophisticated testing equipment that allows us to test materials used at several stages of the production process and assay the completed seeds prior to shipment; and sterilizing and packaging systems that allow the seeds to be pre-loaded into delivery systems according to customer specifications. The Company’s current production facility lease ends in October 2007. While the landlord has agreed to work with the Company to minimize production disruptions, the landlord has indicated that it does not intend to enter into a long-term leasing agreement with the Company. Management is in the final stages of negotiation to lease space for a new production facility. Once the new lease is signed, the Company will begin to obtain the necessary permits and licenses and to make the necessary leasehold improvements. Management believes that the Company will be able to obtain the necessary permits for the new facility in a timely manner that will not cause delays in the leasehold improvements construction schedule. This new facility is expected to be operational at the end of calendar year 2007. Management believes that the new production facility lease currently being negotiated will be able to accommodate the Company’s anticipated future growth for several years. The Company continues to use PNNL to provide third-party assay of its products, but has otherwise vacated PNNL facilities. Management believes that if the Company is unable to obtain the new lease, the necessary permits, or finish the leasehold improvements before having to vacate the present manufacturing facility, that a temporary manufacturing facility is available and could be used although production capacity and scheduling flexibility would be limited.

The Company’s management believes that all facilities occupied by the Company are adequate for present requirements, and that the Company’s current equipment is in good condition and is suitable for the operations involved.

LEGAL PROCEEDINGS

We are not a party to any material pending legal proceeding. Management is not aware of any threatened litigation, claims or assessments.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Set forth below is certain information regarding our directors and executive officers, each of whom took office in July 2005, except for Mr. Babcock and Mr. Smith, who took office on March 31, 2006 and Ms. Woods, who took office in February 2007 but was previously employed by our subsidiary. Our Board of Directors is comprised of seven directors. There are no family relationships between any of our directors or executive officers. Each of our directors is elected to serve until our next annual meeting of our shareholders and until his successor is elected and qualified or until such director’s earlier death, removal or termination. Our Board of Directors appoints our officers, and their terms of office are at the discretion of the Board of Directors, except to the extent governed by an employment contract.

Name	Age	Position Held

Roger Girard	63	Chairman, President, CEO
Jonathan Hunt	39	Chief Financial Officer - Treasurer
David Swanberg	50	Executive Vice President - Operations and Corporate Secretary, Director
Robert Kauffman	66	Director
Thomas LaVoy	47	Director
Stephen Boatwright	43	Director
Dwight Babcock	59	Director
Albert Smith	62	Director
Lori Woods	44	Vice President

Roger Girard - In addition to serving as President, Chairman and CEO for the Company, Mr. Girard is also the CEO, President and Chairman of the Board of IsoRay Medical, Inc., and has served in these positions since the formation of IsoRay Medical, Inc. Mr. Girard was CEO and Chairman of IsoRay’s predecessor company from August of 2003 until October 1, 2004. Mr. Girard has been actively involved in the management and the development of the management team at IsoRay, and his experienced leadership has helped drive IsoRay’s development to date. From June 1998 until August of 2003, Mr. Girard served as President of Strategic Financial Services, a business consulting company based in Seattle, Washington designed to help wealthy individuals and companies with strategic planning and financial strategy. Strategic Financial Services previously provided its services to a medical device company. Mr. Girard served as its sole employee. Mr. Girard also served as the managing partner for the Northwest office of Capital Consortium, another business consulting company based in Seattle, during this time. Capital Consortium employed four people and analyzed business market potential for start-ups and early stage companies. Mr. Girard has knowledge, experience and connections to private, institutional and public sources of capital and is experienced in managing and designing capital structures for business organizations as well as organizing and managing the manufacturing process, distribution, sales, and marketing, based on his 35 years of experience.

Jonathan Hunt - Mr. Hunt has over 10 years of finance and accounting experience, including financial reporting, SEC knowledge, and operational analysis. Before joining IsoRay in 2006, he was employed by Hypercom Corporation, a global provider of electronic payment solutions and manufacturer of credit card terminals, serving as its Assistant Corporate Controller from 2005 to 2006. His finance background also includes serving as both a Manager and Director of Financial Reporting and a Director of Operational Planning and Analysis for Circle K Corporation and its affiliates from 2000 to 2005 and working for PricewaterhouseCoopers LLP from 1992 to 1999 where his last position held was Business Assurance Manager. Mr. Hunt holds Masters of Accountancy and Bachelor of Science degrees from Brigham Young University and is a Certified Public Accountant.

David Swanberg - Mr. Swanberg has more than 22 years experience in engineering and materials science, nuclear waste and chemical processing, aerospace materials and processes, and environmental technology development and environmental compliance. Beginning in November 1995 and until January 2004, Mr. Swanberg was employed full time as Sr. Chemical/Environmental Engineer for Science Applications International Corporation working on a variety of projects including nuclear waste research and development. Mr. Swanberg joined IsoRay’s predecessor company in March of 1999 on a part-time basis and has held management positions in the IsoRay companies since 2000. Mr. Swanberg began full-time employment with IsoRay in February 2004. He has been instrumental in development of IsoRay’s initial product, the Cs-131 brachytherapy seed, including interfaces with technical, regulatory, and quality assurance requirements. With IsoRay and its predecessor companies, he has managed the development and production of radioactive seeds to support testing to meet NRC and FDA requirements, provided technical guidance for characterization of the IsoRay seed to meet AAPM Task Group 43 protocols, and coordinated production and testing of non-radioactive seeds to conform to ISO standards for brachytherapy devices. He is President of the Nuclear Medicine Research Council. He holds an MS in Chemical Engineering, is a licensed Chemical Engineer, and a certified Level II Radiation Worker.

Robert Kauffman - Mr. Kauffman has served as Chief Executive Officer and Chairman of the Board of Alanco Technologies, Inc. (NASDAQ: ALAN), an Arizona-based information technology company, since July 1, 1998. Mr. Kauffman was formerly President and Chief Executive Officer of NASDAQ-listed Photocomm, Inc., from 1988 until 1997 (since renamed Kyocera Solar, Inc.). Photocomm was the nation’s largest publicly owned manufacturer and marketer of wireless solar electric power systems with annual revenues in excess of $35 million. Prior to Photocomm, Mr. Kauffman was a senior executive of the Atlantic Richfield Company (ARCO) whose varied responsibilities included Senior Vice President of ARCO Solar, Inc., President of ARCO Plastics Company and Vice President of ARCO Chemical Company. Mr. Kauffman earned an M.B.A. in Finance at the Wharton School of the University of Pennsylvania, and holds a B.S. in Chemical Engineering from Lafayette College, Easton, Pennsylvania.

Thomas LaVoy - Mr. LaVoy has served as Chief Financial Officer of SuperShuttle International, Inc., since July 1997 and as Secretary since March 1998. SuperShuttle is one of the largest providers of shuttle services in major cities throughout the West and Southwest regions of the United States. He has also served as a director of Alanco Technologies, Inc. (NASDAQ: ALAN) since 1998. From September 1987 to February 1997, Mr. Lavoy served as Chief Financial Officer of NASDAQ-listed Photocomm, Inc. Mr. Lavoy was a Certified Public Accountant with the firm of KPMG Peat Marwick from 1980 to 1983. Mr. Lavoy has a Bachelor of Science degree in Accounting from St. Cloud University, Minnesota, and is a Certified Public Accountant.

Stephen Boatwright - Mr. Boatwright has been a member of Keller Rohrback, PLC in Phoenix, Arizona since January 2005. From 1997 through January 2005, Mr. Boatwright was a partner at Gammage & Burnham, PLC, also in Phoenix, Arizona. Throughout his career, he has provided legal counsel to both private and public companies in many diverse industries. In recent years, Mr. Boatwright’s legal practice has focused on representing technology, biotechnology, life science and medical device companies for their securities, corporate and intellectual property licensing needs. Mr. Boatwright earned both a J.D. and an M.B.A. from the University of Texas at Austin, and holds a B.A. in Philosophy from Wheaton College.

Dwight Babcock - Mr. Babcock has served as Chairman and Chief Executive Officer of Apex Data Systems, Inc. an information technology company, since 1975. Apex Data Systems automates the administration and claims adjudication needs of insurance companies both nationally and internationally. Mr. Babcock was formerly President and CEO of Babcock Insurance Corporation (BIC) from 1974 until 1985. BIC was a nationally recognized Third Party Administrator operating within 35 states. Mr. Babcock has knowledge and experience in the equity arena and has participated in various activities within the venture capital, private and institutional capital markets. Mr. Babcock studied marketing and economics at the University of Arizona where he currently serves on the University of Arizona Astronomy Board.

Albert Smith - Mr. Smith was the co-founder of and served as Vice Chairman of CSI Leasing, Inc., a private computer leasing company from 1972 until March 2005. He founded Extreme Video, LLC a private video conferencing company in Scottsdale, Arizona in December 2005 where he presently serves as CEO and President. Mr. Smith presently serves as a director for Center for Arizona Policy (Scottsdale) and Doulos Ministries (Denver). Mr. Smith has extensive experience in marketing and sales having managed a national sales force of over fifty people while at CSI Leasing, Inc. Mr. Smith has a BS in Business Administration from Ferris State College.

Lori Woods - Ms. Woods joined the Company in July 2006 and has over 20 years experience in medical device technology and healthcare services. Ms. Woods served as the CEO of Pro-Qura, a medical services company focusing on brachytherapy quality assurance and education, from 2002 until joining the Company. During her tenure at Pro-Qura, Ms. Woods developed its business strategy, expanded its business portfolio in quality assurance beyond prostate brachytherapy into other areas of cancer, and increased funding by 50%. Prior to this, she served as the Vice President of Sales at ATI Medical in 2002, Vice President of Sales - West and Vice President of Marketing and Business Development for Imagyn Medical Technologies from 2000 to 2002, Director of Business Development for Seattle Prostate Institute from 1998 to 2000, and Regional Vice President and Regional Manager of Interdent from 1994 to 1998. Ms. Woods holds a Bachelor of Science degree in Business Administration - Marketing from Loma Linda University.

Significant Employees

Certain significant employees of our subsidiary, IsoRay Medical, Inc., and their respective ages as of the date of this Prospectus are set forth in the table below. Also provided is a brief description of the experience of each significant employee during the past five years.

Name	Age	Position Held
Lane Bray	78	Chemist
Garrett Brown	43	Chief Technology Officer
Oleg Egorov	36	Director of Radiochemical Development
Lisa Mayfield	37	Director of Operations
Fredric Swindler	59	VP, Regulatory Affairs and Quality Assurance

Lane Bray - Mr. Bray is known nationally and internationally as a technical expert in separations, recovery, and purification of isotopes and is a noted authority in the use of cesium and strontium ion exchange for Department of Energy’s West Valley and Hanford nuclear waste cleanup efforts. In 2000, Mr. Bray received the ‘Radiation Science and Technology’ award from the American Nuclear Society. Mr. Bray has authored or co-authored over 110 research publications, 12 articles for 9 technical books, and holds 24 U.S. and foreign patents. Mr. Bray patented the USDOE/PNNL process for purifying medical grade Yttrium-90 that was successfully commercialized in 1999. Mr. Bray also recently invented and patented the proprietary isotope separation and purification process that is assigned to IsoRay. Mr. Bray was elected ‘Tri-Citian of the Year’ in 1988, nominated for ‘Engineer of the Year’ by the American Nuclear Society in 1995, and was elected ‘Chemist of the Year for 1997’ by the American Chemical Society, Eastern Washington Section. Mr. Bray retired from the Pacific Northwest National Laboratory in 1998. Since retiring in 1998, Mr. Bray worked part time for PNNL on special projects until devoting all of his efforts to IsoRay in 2004. Mr. Bray has been a Washington State Legislator, a Richland City Councilman, and a Mayor of Richland. Mr. Bray has a B.A. in Chemistry from Lake Forest College.

Garrett Brown - Dr. Brown was Manager of Radiochemistry - Hot Cell Operations for International Isotopes, Inc., a major radiopharmaceutical and medical device startup company, from January 1998 until May 1999 and was instrumental in bringing a new brachytherapy seed implant device to commercialization. Dr. Brown’s responsibilities included hands-on radiological work in fume hoods, glove boxes and remote manipulator hot cells, process definition, research, development, installation, optimization, waste minimization, procedure documentation, facility design and training. Dr. Brown also served as the technical interface to executive management for business development, shipping/receiving, QA/QC, facilities and marketing/sales. Prior to that, Dr. Brown, as a Senior Research Scientist at the Pacific Northwest National Laboratory, was responsible for the weekly production of multi-Curie quantities of medical grade Y-90, and research programs to develop high tech sorbents for separation of Cs-137, Sr-90 and Tc-99 from high-level radioactive wastes stored at the Hanford Nuclear Reservation. From May 1999 to 2003, Dr. Brown was a technical consultant with GNB Technical Consultants. Dr. Brown has co-authored numerous technical publications in the field. Dr. Brown has a Ph.D. in Analytical Chemistry and BS in Chemistry, cum laude. He has served as IsoRay’s Chief Technical Officer since May of 2000. In March 2004, Dr. Brown was certified as a Radiation Safety Officer.

Oleg Egorov - Dr. Egorov is recognized nationally and internationally for his work in radiochemistry, radioanalytical chemistry, analytical chemistry and instrumentation. Prior to joining IsoRay in December of 2005 as Director of Radiochemical Development, Dr. Egorov worked from May 1998 as a Senior Research Scientist at the Pacific Northwest National Laboratory (PNNL). Prior to that time, he served the Environmental Molecular Sciences Laboratory at PNNL as a Graduate Research Fellow, from August 1994 to May 1998, and as a Graduate Research Assistant to the University of Washington’s Center for Process Analytical Chemistry from September 1992 to August 1993. Former positions included a tenure as a Research Engineer at the Department of Radiochemistry at the Moscow State University, Moscow, Russia between September 1998 to August 1992, and Field Chemist at the Institute of Volcanology, at the Russian Academy of Science at Petropavlovsk-Kamchatsky, Russia, during the summers of 1989 and 1990 concurrent to studies that lead to his acquisition of Master of Science in Radiochemistry from the Moscow State University. During his tenure at PNNL, Dr. Egorov had led world-class basic and applied R&D programs directed at new chemistries and instrumentation for automated production of short-lived medical isotopes for the treatment of cancer, automated process monitoring, radionuclide sensors for groundwater monitoring, and laboratory automation. Dr. Egorov pioneered the application of flow-based techniques for automating radiochemical analyses of nuclear wastes, renewable surface sensing and separations, and equilibration-based radionuclide sensing. He has authored/co-authored numerous peer-reviewed publications in these areas, including several book chapters. Dr. Egorov holds four U.S./international patents, three of which have been licensed to industry. Dr. Egorov was a recipient of numerous outstanding performance and key contributor awards. In 2003, Dr. Egorov was nominated for the American Chemical Society Arthur F. Findeis Award for Achievements by a Young Analytical Scientist. In 2004, Dr. Egorov was a recipient of a Federal Laboratory Consortium Award for Excellence in Technology Transfer for “Alpha Particle Immunotherapy for Treating Leukemia and Solid-Tumor Metastases”. Dr. Egorov holds a M.S. in Radiochemistry from Moscow State University, Moscow, Russia; a M.S. in Environmental and Analytical Chemistry and a Ph.D. in Analytical Chemistry from the University of Washington.

Lisa Mayfield - Lisa Mayfield has over ten years of commercial healthcare sales, marketing and business development experience. Between December 1993 and August 2004, Ms. Mayfield has held senior management positions in the pharmaceutical and medical device and diagnostics sectors of Johnson & Johnson as well as at J&J Corporate. During her time at J&J and prior to joining IsoRay in December 2005, Ms. Mayfield was responsible for implementing positive business results in over 11 different therapeutic markets. After leaving J&J and prior to joining IsoRay, Ms. Mayfield worked as a consultant to various healthcare companies in the radioisotope and oncology markets. As a result of her exposures, Ms. Mayfield has built a wealth of knowledge about the healthcare marketplace as a whole and complements this knowledge with a comprehensive understanding of internal operations. Ms. Mayfield has been responsible for best practices for product development, branding, forecasting, regulatory compliance, reimbursement and strategic planning. During her time at IsoRay, Ms. Mayfield has been able to successfully implement new policies and procedures that facilitate growth as well as provide top level guidance over strategic business operations. Ms. Mayfield is acting Director of Operations at IsoRay. Ms. Mayfield holds a Bachelors of Science in Economics from the University of Washington.

Fredric Swindler - Mr. Swindler joined the Company in October 2006 and has over 30 years experience in manufacturing and regulatory compliance. Mr. Swindler served as VP, Quality Assurance and Regulatory Affairs for Medisystems Corporation, a manufacturer and distributor of medical devices, from 1994 until joining the Company. During his tenure at Medisystems Corporation, Mr. Swindler developed a quality system to accommodate vertically integrated manufacturing, developed regulatory strategies, policies and procedures, and submitted nine pre-market notifications (510(k)) to the FDA. Prior to this, Mr. Swindler held various positions with Marquest Medical Products from 1989 to 1994, Sherwood Medical Products from 1978 to 1989, Oak Park Pharmacaceuticals in 1978, and Mead Johnson & Company from 1969 to 1978. Mr. Swindler holds a Bachelor of Science degree in Biomedical Engineering from Rose Hulman Institute of Technology and a Masters of Business Administration from the University of Evansville.

Executive Compensation

The following summary compensation table sets forth information concerning compensation for services rendered in all capacities during our past three fiscal years awarded to, earned by or paid to each of the following executive officers (the “Executive Officers”). None of the Company’s executive officers, other than those listed below, received compensation in fiscal year 2006 in excess of $100,000.

		Annual Compensation		Long-Term Compensation Awards
Name and Principal Position	Fiscal Year(1)	Salary	Bonus	Restricted Stock Awards		Securities Underlying Options	All Other Compensation

Roger Girard, Chief Executive Officer(5)	2006	$199,231	—	—		—	—
	2005	$113,958	—	—		—	—
	2004	$71,031	—	$9,900		513,840	—

Thomas Scallen, Former Chief Executive Officer(2)	2006	—	—	—		—	—
	2005	—	—	—		—	$50,000	(3)
	2004	—	—	$7,871	(4)	—	—

David Swanberg, Executive Vice President - Operations	2006	$120,000	$25,000	—		150,000	—
	2005	$54,746	—	—		—	—
	2004	$32,515	—	—		—	—

Barry Griffiths, Former Western Area Director	2006	$124,800	$55,000	—		—	—
	2005	$79,241	$52,500	—		252,708	—
	2004	$15,000	—	—		—	—

Curtis Ellis, Midwest Area Director	2006	$168,115	$39,125	—		84,236	—
	2005	—	—	—		—	—
	2004	—	—	—		—	—

(1)
Fiscal year 2006 consisted of the period from July 1, 2005 to June 30, 2006; fiscal year 2005 consisted of the period from October 1, 2004 through June 30, 2005; and, fiscal year 2004 consisted of the year ended September 30, 2004.

(2)	Mr. Scallen served as our Chief Executive Officer during the listed fiscal years and until his resignation effective July 28, 2005.

(3)	Represents a $50,000 cash payment in June 2005 to Mr. Scallen in settlement of all accrued but unpaid compensation.

(4)
Represents the issuance of 787,100 shares of restricted common stock as compensation associated with the conversion of the outstanding notes payable and accrued interest payable. This transaction was valued at approximately $7,781, which was equal to the “fair value” of the Company’s common stock on the conversion date. The Company relied upon Section 4(2) of the Securities Act of 1933, as amended, for an exemption from registration for this issuance.

(5)
Mr. Girard did not begin serving as our CEO until July 28, 2005, but he has served as CEO of our subsidiary and its predecessor company since August 2003. The compensation listed was paid to Mr. Girard by IsoRay or its predecessor company.

Option/SAR Grants in Last Fiscal Year

The following table sets forth information concerning grants of stock options to the Executive Officers during the fiscal year ended June 30, 2006.

Name	Number of Securities Underlying Options	Percent of total options Granted to Employees in Fiscal Year	Exercise Price ($/Share)	Expiration Date
David Swanberg	150,000	23.45%	$1.00	8/18/2015
Curtis Ellis	84,236	13.17%	$4.15	8/01/2015

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

The following table sets forth the number of shares covered by unexercised stock options held by the Executive Officers as of June 30, 2006, and the value of “in-the-money” stock options, which represents the positive spread between the exercise price of a stock option or warrant and the market price of the shares subject to such option or warrant as of June 30, 2006.

	Number of Shares Acquired on	Value	Number of Securities Underlying Unexercised Options at Fiscal Year-End		Value of Unexercised In-the-Money Options at Fiscal Year-End
Name	Exercise	Realized	Exercisable	Unexercisable	Exercisable		Unexercisable
Roger Girard	0	$0	513,840	0		$1,186,970	$	N/A
David Swanberg	0	$0	150,000	0		$375,000	$	N/A
Barry Griffiths	0	$0	84,236	168,472		$194,585		$389,170
Curtis Ellis	0	$0	0	84,236	$	N/A	$	N/A

Employment Agreements

The Company entered into an employment agreement with Roger Girard, its Chief Executive Officer, effective October 6, 2005 (the “Girard Agreement”). The term of the Girard Agreement is through October 6, 2009, and will automatically extend for an additional one year term on each anniversary date unless the term is modified or terminated in accordance with the terms of the Girard Agreement at least ninety days prior to a given anniversary date. The Girard Agreement provides for a base salary of $300,000 which was effective July 1, 2006. Mr. Girard is also entitled to participate in any benefit plans provided to key executives of the Company, and to a bonus at the discretion of the Board of Directors.

Other than an employment agreement entered into with Lori Woods in February 2007, the Company has not entered into employment agreements with any other officers as of the date of this filing.

Director Compensation

Since July 28, 2005, we have paid our directors who are not employees of the Company a director’s fee of $1,000 per meeting attended, plus expenses. We also granted each non-employee director immediately exercisable options to purchase 100,000 shares of our common stock during the fiscal year ended June 30, 2006. Robert Kauffman, Thomas LaVoy and Stephen Boatwright each received 100,000 options at an exercise price of $2.00 per share. Dwight Babcock and Al Smith each received 100,000 options, 50,000 of which are exercisable at $6.30 per share and 50,000 of which are exercisable at $3.80 per share.

The Company’s directors did not receive any cash compensation during the nine months ended June 30, 2005 or the year ended September 30, 2004.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company’s Articles of Incorporation provide to directors and officers indemnification to the full extent provided by law, and provide that, to the extent permitted by Minnesota law, a director will not be personally liable for monetary damages to the Company or its shareholders for breach of his or her fiduciary duty as a director, except for liability for certain actions that may not be limited under Minnesota law. On July 1, 2006, the Company entered into Indemnification Agreements with each of its directors and executive officers, and the Company intends to enter into substantially identical agreements with any officers and directors who take office in the future. The purpose of the Indemnification Agreements is to provide all officers and directors with indemnification to the fullest extent permitted under the Minnesota Business Corporations Act.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth certain information regarding the beneficial ownership of the Company’s common stock and preferred stock as of January 5, 2007 for (a) each person known by the Company to be a beneficial owner of five percent or more of the outstanding common or preferred stock of the Company, (b) each executive officer, director and nominee for director of the Company, and (c) directors and executive officers of the Company as a group. As of January 5, 2007, the Company had 16,296,045 shares of common stock and 77,080 shares of preferred stock outstanding.

Name and Address of Beneficial Owner (1)	Amount of Common Shares Owned	Derivative Securities Exercisable or Convertible Within 60 Days of January 5, 2007	Total Common Shares Beneficially Owned	Percent of Common Shares Owned(2)
Roger Girard, Chief Executive Officer, President and Chairman	368,534	513,840	882,374	5.25%
Jonathan Hunt, Chief Financial Officer	—	—	—	—%
Michael Dunlop, Former Chief Financial Officer	164,050	95,000	259,050	1.58%
David Swanberg, Executive Vice President and Director(3)	324,327	162,167	486,494	2.96%
Robert Kauffman, Director	43,802	150,000	193,802	1.18%
Thomas LaVoy, Director	8,423	150,000	158,423	0.96%
Stephen Boatwright, Director(4)	—	210,000	210,000	1.27%
Dwight Babcock, Director(5)	61,002	162,500	223,502	1.36%
Albert Smith, Director	108,947	162,500	271,447	1.65%
Thomas K. Scallen, Former Chief Executive Officer(6)	50,000	—	50,000	0.31%
MicroCapital Fund LP and MicroCapital Fund Ltd(7)	1,200,000	1,000,000	2,200,000	12.72%
All Officers and Directors as a group (8 persons)	915,035	1,511,007	2,426,042	13.62%

(1)	Except as otherwise noted, the address for each of these individuals is c/o IsoRay, Inc., 350 Hills St., Suite 106, Richland, Washington 99354.

(2)
Percentage ownership is based on 16,296,045 shares of Common Stock outstanding on January 5, 2007. Shares of Common Stock subject to stock options, warrants or convertible debentures which are currently exercisable/convertible or will become exercisable/convertible within 60 days after January 5, 2007 are deemed outstanding for computing the percentage ownership of the person or group holding such options, but are not deemed outstanding for computing the percentage ownership of any other person or group.

(3)	Mr. Swanberg’s options include 6,667 options owned by his spouse.

(4)	Mr. Boatwright’s options include 60,000 options held by an entity controlled by Mr. Boatwright.

(5)	Mr. Babcock’s common shares include 2,695 shares owned by his spouse.

(6)	Mr. Scallen’s address is 4701 IDS Center, Minneapolis, MN 55302.

(7)	MicroCapital Fund LP and MicroCapital Fund Ltd’s address is 1285 Avenue of the Americas, New York, NY 10019.

Preferred Stock Share Ownership as of January 5, 2007

Name and Address of Beneficial Owner	Amount of Preferred Shares Owned	Options or Warrants Exercisable Within 60 Days of January 5, 2007	Total Preferred Shares Beneficially Owned	Percent of Preferred Shares Owned(1)
Aissata Sidibe(2)	20,000	—	20,000	25.95%
Daniel MacKay(3)	18,015	—	18,015	23.37%
William and Karen Thompson Trust(4)	14,218	—	14,218	18.45%
Jamie Granger(5)	10,529	—	10,529	13.66%
Hostetler Living Trust(6)	9,479	—	9,479	12.30%

(1)
Percentage ownership is based on 77,080 shares of Preferred Stock outstanding on January 5, 2007. Shares of Preferred Stock subject to stock options or warrants which are currently exercisable or will become exercisable within 60 days after January 5, 2007 are deemed outstanding for computing the percentage ownership of the person or group holding such options, but are not deemed outstanding for computing the percentage ownership of any other person or group.

(2)	The address of Ms. Sidibe is 229 Lasiandra Ct, Richland, WA 99352.

(3)	The address of Mr. MacKay is 4041 NW Sierra Drive, Camas, WA 98607.

(4)	The address of the William and Karen Thompson Trust is 285 Dondero Way, San Jose, CA 95119.

(5)	The address of Jamie Granger is 53709 South Nine Canyon Road, Kennewick, WA 99337.

(6)	The address of the Hostetler Living Trust is 9257 NE 175th Street, Bothell, WA 98011.

No officers or directors beneficially own shares of Preferred Stock.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Through June 30, 2005, the Company’s former Chief Executive Officer, Thomas K. Scallen, advanced the Company an aggregate of approximately $44,500 to support operations, settle outstanding trade accounts payable and provide working capital. The advance was repayable upon demand and was non-interest bearing and was unsecured. Effective June 30, 2005, with the anticipation of the consummation of the reverse acquisition transaction with IsoRay Medical, Inc., as previously discussed, these advances were forgiven and reclassified as additional paid-in capital in the accompanying financial statements as of that date.

Mr. Stephen Boatwright, a Company director, has been actively involved in providing various legal services to the Company, IsoRay Medical, Inc. and IsoRay Medical, Inc.’s predecessors through the law firms of Gammage and Burnham and Keller Rohrback, PLC. From September 2004 until January 2005, Gammage and Burnham received approximately $141,000 as payment for legal services performed for IsoRay Medical, Inc. and its predecessors. From February 2005 though June 30, 2005, IsoRay Medical, Inc. paid Keller Rohrback, PLC approximately $144,000 for legal services. During the fiscal year ended June 30, 2006, the Company paid Keller Rohrback, PLC approximately $390,000 for legal services. In addition, the Company had accrued at June 30, 2006 approximately $77,000 in legal fees to be paid. In exchange for consulting services including providing advice to IsoRay Medical, Inc. as to the structure of organization and compensation arrangements with employees and also in connection with developing various policies and procedures, Quatsch Ventures, LLC, an entity controlled by Mr. Boatwright, received options to purchase 84,236 shares of our common stock in 2004.

IsoRay Medical, Inc.’s patent rights to its Cesium-131 process were acquired from Lane Bray, a shareholder of the Company, and are subject to a 1% royalty on gross profits and certain contractual restrictions. Pursuant to the royalty agreement, the Company must also pay a royalty of 2% of Gross Sales, as defined, for any sub-assignments of the aforesaid patented process to any third parties. The royalty agreement will remain in force until the expiration of the patents on the assigned technology, unless earlier terminated in accordance with the terms of the underlying agreement. To date, there have been no product sales incorporating the technology and there is no royalty due pursuant to the terms of the agreement.

On January 16, 2005, in addition to certain other shareholders, the following officers and directors (including certain now-former officers) of the Company were awarded shares of common stock for guaranteeing a loan with the Benton Franklin Economic Development District (“BFEDD”) in the amount of $230,000, which was funded in December 2004, and a line of credit with Columbia River Bank in the amount of $395,000: Michael Dunlop guaranteed $15,000 of the BFEDD loan and $30,000 of the Columbia River Bank line of credit, for which he received 12,888 post-merger shares; Roger Girard guaranteed $20,000 of the BFEDD loan, for which he received 5,728 post-merger shares; John Hrobsky guaranteed $15,000 of the Columbia River Bank line of credit, for which he received 4,296 post merger shares; and David Swanberg guaranteed $30,000 of the Columbia River Bank line of credit, for which he received 8,592 post-merger shares. During fiscal year 2006, certain original guarantors, including John Hrobsky, declined to continue guaranteeing the loans and forfeited the shares which had been granted to them. Due to this the following officers agreed to increase the amount of their guarantees as follows: Michael Dunlop guaranteed an additional $5,000 of the Columbia River Bank line of credit, for which he received an additional 1,432 common shares; and Roger Girard guaranteed an additional $105,000 of the Columbia River Bank line of credit, for which he received an additional 30,072 common shares.

On May 27, 2005, the Company, Century Park Transitory Subsidiary, Inc., a Delaware corporation, Thomas Scallen and Anthony Silverman (shareholders of the Company), and IsoRay Medical, Inc., a Delaware corporation, entered into a Merger Agreement. Pursuant to the Merger Agreement, Century Park Transitory Subsidiary, Inc. was merged with and into IsoRay Medical, Inc. and IsoRay Medical, Inc. became a wholly-owned subsidiary of the Company. The Merger Agreement was subject to the satisfaction of certain conditions, including the granting of certain “piggy-back” and demand registration rights to the purchasers of certain convertible debentures of IsoRay Medical, Inc., Anthony Silverman and certain other affiliates of the Company; the agreements of the officers and directors of IsoRay Medical, Inc. to lock-up the shares of common stock of the Company they received in the merger for a period of one year from the closing of the merger; the agreements of Thomas Scallen and Anthony Silverman to escrow certain shares of common stock of the Company; and the receipt by IsoRay Medical, Inc. from Anthony Silverman or his associates of one million dollars as the purchase price of certain securities of IsoRay Medical, Inc. before the closing. These conditions were satisfied prior to the closing of the merger, which occurred on July 28, 2005.

The Board voted on July 28, 2005 to compensate each of the independent Directors $1,000 per meeting for their attendance at the Board meetings. On July 28, 2005, the Company’s Board of Directors granted 100,000 options to purchase common stock to each of its three independent Directors: Thomas Lavoy, Stephen Boatwright, and Robert Kauffman. On March 31, 2006 and June 30, 2006, the Company’s Board of Directors granted a total of 100,000 options to purchase common stock to its new independent Directors: Albert Smith and Dwight Babcock. Directors who are also serving as management of the Company were not granted stock options for Director service, and will not be paid for attendance at Board meetings.

During 2005, IsoRay Medical, Inc. paid or accrued $5,600 for accounting services performed by a company owned by a member of the Board of Directors of IsoRay Medical, Inc.

Effective July 12, 1999, Lane Bray, a Member of IsoRay, LLC (and also a shareholder of IsoRay, Inc.), assigned his right, title and interest in an invention (including the U.S. patent application therefore and any associated patent rights) to IsoRay, LLC in exchange for a royalty equal to 1% of the Gross Profit, as defined, from the sale of “seeds” incorporating the technology. IsoRay, LLC also agreed to pay all remaining costs associated with obtaining the patent. In January 2000, IsoRay, LLC applied for the patent, which was subsequently granted effective May 23, 2000. The patent and associated royalty obligation were transferred to IsoRay, Inc. (WA domiciled) effective May 1, 2002 in connection with a tax-free reorganization whereby IsoRay LLC ceased operations, and assigned all assets and liabilities to IsoRay, Inc. (WA domiciled).

IsoRay Inc. assigned this patent to IsoRay Products LLC, who assigned the patent to IsoRay Medical, Inc. who, pursuant to the royalty agreement must also pay a royalty of 2% of Gross Sales, as defined, for any sub-assignments of the aforesaid patented process to any third parties. The royalty agreement will remain in force until the expiration of the patents on the assigned technology, unless earlier terminated in accordance with the terms of the underlying agreement. To date, there have been no product sales incorporating the technology and there is no royalty due pursuant to the terms of the agreement.

Patent and Know-How Royalty License Agreement

Effective August 1, 1998, Pacific Management Associates Corporation (PMAC) transferred its entire right, title and interest in an exclusive license agreement with Donald Lawrence to IsoRay, LLC (a predecessor company) in exchange for a membership interest. The terms of the license agreement require the payment of a royalty based on the Net Factory Sales Price, as defined in the agreement, of licensed product sales. Because the licensor’s patent application was ultimately abandoned, only a 1% “know-how” royalty based on Net Factory Sales Price, as defined, remains applicable. To date, there have been no product sales incorporating the licensed technology and there is no royalty due pursuant to the terms of the agreement. The Company believes that because this technology is not presently being used and believes it will not be used in the future that no royalties will be paid under this agreement.

SELLING SHAREHOLDERS

The following table details the name of each selling shareholder (including, for entity shareholders, the name of the natural person controlling the selling shareholder in parentheses), the number of shares owned by that selling shareholder, and the number of shares that may be offered by each selling shareholder for resale under this prospectus.  The selling shareholders may sell up to 9,064,890 shares of our common stock from time to time in one or more offerings under this prospectus, of which 4,830,940 are shares of common stock currently held by the selling shareholders, and 4,233,950 are shares of common stock issuable upon the exercise of warrants held by the selling shareholders. Because each selling shareholder may offer all, some or none of the shares it holds, and because, based upon information provided to us, there are currently no agreements, arrangements, or understandings with respect to the sale of any of the shares, no definitive estimate as to the number of shares that will be held by each selling shareholder after the offering can be provided. The following table has been prepared on the assumption that all shares offered under this prospectus will be sold to parties unaffiliated with the selling shareholders. Except as indicated below, no selling shareholder nor any of their affiliates have held a position or office, or had any other material relationship, with us.

We are registering the shares listed below pursuant to contractual registration obligations. We entered into a Registration Rights Agreement dated August 9, 2006 with certain shareholders and warrant holders, which provided for registration rights. We also entered into three Registration Rights Agreements, dated February 1, 2006, October 17, 2005 and June 30, 2005, pursuant to which certain shareholders were granted demand and piggyback registration rights.

Name	Beneficial Ownership Before the Offering (1)	Percentage of Common Stock Owned Before Offering	Shares of Common Stock Included in Prospectus	Shares of Common Stock Issuable Upon Conversion of Warrants Included in Prospectus (2)	Exercise Price of Warrant Included in Prospectus	Grant Date of Warrant Included in Prospectus	Term of Warrant Included in Prospectus	Total Shares of Common Stock Included in Prospectus	Beneficial Ownership After the Offering (3)	Percentage of Common Stock Owned After Offering (3)
5901 PROPERTIES LLC	13,334	*	6,667	6,667	$6.50	2/14/2006	2/14/2008	13,334	-	*
ALAN E WALTAR & ANNA E WALTAR TTEE ALAN E WALTAR & ANNA E WALTAR TR UA DTD 7.3.98	57,982	*	8,000	8,000	$6.00	1/19/2006	1/19/2008	16,000	11,982	*
ALAN L TALESNICK	10,000	*	10,000	-				10,000	-	*
ALLAN J KASEN & RONA L KASEN JTWROS	20,000	*	10,000	10,000	$6.00	1/24/2006	1/24/2008	20,000	-	*
AMENDED & RESTATED D & A KIRSCHEN FAMILY TRUST DTD 11/23/99	35,000	*	35,000	-				35,000	-	*
ANTHONY SILVERMAN (7)	534,528	3.32%	666	-	-	-	-	666	533,862	3.31%
ANTHONY SILVERMAN IRA ROLLOVER	150,000	*	12,500	12,500	$6.00	10/28/2005	10/28/2007	25,000	125,000	*
BARRY BLUESTEIN & MARIAN BLUESTEIN COMMUNITY PROPERTY	10,000	*	5,000	5,000	$6.00	1/12/2006	1/12/2008	10,000	-	*
BARRY S PEARLMAN TTEE HUSBANDS TR UA BARRY S & CATHERINE D PEARLMAN INT TR DTD 2/22/93 AMD 11/5/99	20,922	*	10,461	10,461	$6.00 to $6.50	1/30/2006 - 2/10/2006	1/30/2008 - 2/10/2008	20,922	-	*
BAVISPE LIMITED PARTNERSHIP	114,235	*	50,000	50,000	$6.00	12/31/2005	12/31/2007	100,000	14,235	*
BERNARD B HERICKHOFF & LINDA A HERICKHOFF JTWROS	10,000	*	5,000	5,000	$6.50	2/10/2006	2/10/2008	10,000	-	*
BMO NESBITT BURNS IN TR FOR DELTA ONE NORTHER RIVERS FUND LP	6,000	*	3,000	3,000	$6.50	2/10/2006	2/10/2008	6,000	-	*
BMO NESBITT BURNS IN TR FOR DELTA ONE RSP NORTHERN RIVERS FUND	3,500	*	1,750	1,750	$6.50	2/10/2006	2/10/2008	3,500	-	*
BMO NESBITT BURNS IN TR FOR NORTHERN RIVERS INNOVATION FUND LP	90,500	*	45,250	45,250	$6.50	2/10/2006	2/10/2008	90,500	-	*
BRANDT E BUNTING & COLLEEN M BUNTING JT TEN	10,000	*	10,000	-				10,000	-	*
BRENDAN BRIAN HENNESSY	10,000	*	5,000	5,000	$6.00	1/20/2006	1/20/2008	10,000	-	*
BRIAN L RAHN & BETH L RAHN COMMUNITY PROPERTY	10,000	*	10,000	-				10,000	-	*
BRUCE D BERGLIN & DONEDA E BERGLIN COMMUNITY PROPERTY	10,000	*	5,000	5,000	$6.00	1/12/2006	1/12/2008	10,000	-	*

BRUCE HAFFNER & LISA HAFFNER JTWROS	15,000	*	7,500	7,500	$6.00	12/2/2005	12/2/2007	15,000	-	*
BRYAN W WATERS	37,500	*	18,750	18,750	$6.00	12/31/2005	12/31/2007	37,500	-	*
C DENNIS NAU	70,586	*	35,293	35,293	$6.00 to $6.50	1/30/2006 - 2/10/2006	1/30/2008 - 2/10/2008	70,586	-	*
CARL D MACPHERSON III & MARCIA K MACPHERSON REV LIV TRUST DTD 3.15.93	10,000	*	10,000	-				10,000	-	*
CARR-HUML INVESTORS LLC	20,000	*	10,000	10,000	$6.00	1/12/2006	1/12/2008	20,000	-	*
CHAD J SHIMEK	12,500	*	6,250	6,250	$6.00	1/28/2006	1/28/2008	12,500	-	*
CHAP TRAN & RUJIWAN TRAN JTWROS	12,500	*	6,250	6,250	$6.00	1/17/2006	1/17/2008	12,500	-	*
CHARLES B WHEELER	40,000	*	20,000	20,000	$6.00	1/9/2006	1/9/2008	40,000	-	*
CHARLES LE SUEUR	62,500	*	31,250	31,250	$6.00	12/31/2005	12/31/2007	62,500	-	*
CHARLES SCHWAB & COMPANY CF VISTA MORTAGE SERVICES INC 401K FBO JAMES SCANNELL	14,500	*	7,250	7,250	$6.00	12/31/2005	12/31/2007	14,500	-	*
CHRIS C ROWLAND	10,475	*	5,000	-				5,000	5,475	*
CHRISTOPHER R WALTON	12,500	*	6,250	6,250	$6.00	12/21/2005	12/21/2007	12,500	-	*
CONSTANCE A CURRAN	80,000	*	40,000	40,000	$3.00	8/17/2006	8/17/2011	80,000	-	*
COSTANTINO A LANZA	10,000	*	5,000	5,000	$6.00	12/21/2005	12/21/2007	10,000	-	*
DALE SCHMITZ	10,000	*	10,000	-				10,000	-	*
DALLAS C ANDERSON & LOUISE C ANDERSON TEN COM	20,000	*	10,000	10,000	$6.00	12/6/2005 - 1/12/2006	12/6/2007 - 1/12/2008	20,000	-	*
DAMON ZUMWALT	50,000	*	25,000	25,000	$6.00	1/25/2006	1/25/2008	50,000	-	*
DANIEL BOCK TTEE PREMIER IDEAS INCORPORATED DEFINED BENEFITS PENSION PLAN DTD 12/27/1995	12,500	*	6,250	6,250	$6.00	1/24/2006	1/24/2008	12,500	-	*
DAVID E CORNFORTH	20,000	*	20,000	-				20,000	-	*
DAVID L RALPH & JOSHUA D RALPH & BRITTNY C R RALPH JTWROS	15,000	*	7,500	7,500	$6.00	1/13/2006	1/13/2008	15,000	-	*
DAVID P PARUPSKY	16,628	*	8,314	8,314	$6.00 to $6.50	12/21/2005 - 2/14/2006	12/21/2007 - 2/14/2008	16,628	-	*
DAVID R ELLIS	10,000	*	5,000	5,000	$6.00	1/19/2006	1/19/2008	10,000	-	*
DAVID VERE MASON	60,000	*	30,000	30,000	$3.00 to $6.00	12/31/2005 - 8/17/2006	12/31/2007 - 8/17/2011	60,000	-	*
DIANNE R RUSSELL	5,000	*	2,500	2,500	$6.00	11/9/2005	11/9/2007	5,000	-	*
DOMINICK & DOMINICK LLC (5)	206,300	1.28%	-	206,300	$3.00	8/9/2006	8/9/2011	206,300	-	*
DONALD B SCHREIFELS	180,943	1.14%	70,000	70,000	$3.00 to $6.00	12/12/2005 - 8/17/2006	12/12/2007 - 8/17/2011	140,000	40,943	*
DONALD D MONTGOMERY	10,000	*	5,000	5,000	$6.00	1/24/2006	1/24/2008	10,000	-	*
DOROTHY J OSTEN	10,000	*	5,000	5,000	$6.00	1/25/2006	1/25/2008	10,000	-	*

DOSS & COMPANY	60,000	*	30,000	30,000	$3.00	8/17/2006	8/17/2011	60,000	-	*
DOUGLAS L HILDRETH & RUTH M HILDRETH JTWROS	30,000	*	25,000	5,000	$6.00	12/21/2005	12/21/2007	30,000	-	*
DUANE FERGUSON & BARBARA J FERGUSON COMMUNITY PROPERTY	47,500	*	23,750	23,750	$6.00	12/9/2005 - 12/12/2005	12/9/2007 - 12/12/2007	47,500	-	*
DWIGHT W BABCOCK (4)	52,208	*	12,500	12,500	$6.00	12/31/2005	12/31/2007	25,000	27,208	*
E MARK FISHMAN LIVING TR DTD 5/11/99	18,738	*	9,369	9,369	$6.00 to $6.50	1/30/2006 - 2/10/2006	1/30/2008 - 2/10/2008	18,738	-	*
EDWARD W DAVIS	10,000	*	10,000	-				10,000	-	*
EFTHIMIOS CHRISTOPHER ANASTASSATOS	14,819	*	5,000	5,000	$6.00	1/17/2006	1/17/2008	10,000	4,819	*
ELMER A HANSEN TTEE ELMER A HANSEN TRUST DTD 10.1.87	10,000	*	10,000	-				10,000	-	*
ERNESTO ZARAGOZA	10,000	*	5,000	5,000	$6.00	1/9/2006	1/9/2008	10,000	-	*
EUGENE A HARCSAR	20,000	*	10,000	10,000	$3.00	8/17/2006	8/17/2011	20,000	-	*
EUGENE A RAYMOND & MARILY K RAYMOND JTTEN	10,000	*	5,000	5,000	$6.00	1/23/2006	1/23/2008	10,000	-	*
FIIRST DISCOUNT BROKERAGE (5)	3,373	*	-	3,373	$6.00 to $6.50	2/13/2006 - 2/28/2006	2/13/2008 - 2/28/2008	3,373	-	*
FIRST CLEARING CORPORATION CF J PETER KLINE ROLLOVER IRA	10,000	*	5,000	5,000	$6.00	12/30/2005	12/30/2007	10,000	-	*
FRANCIS J CALCAGNO & SUSAN CALCAGNO JT TEN	20,000	*	10,000	10,000	$3.00	8/17/2006	8/17/2011	20,000	-	*
GARY A HEDSTROM	12,527	*	5,000	5,000	$6.00	11/23/2005	11/23/2007	10,000	2,527	*
GARY A PRAGLIN & SYNTHIA PRAGLIN AS COMMUNITY PROPERTY	10,000	*	5,000	5,000	$6.00	1/17/2006	1/17/2008	10,000	-	*
GENE P CLASEN	10,000	*	5,000	5,000	$6.00	1/24/2006	1/24/2008	10,000	-	*
GERALD MILLMAN	60,000	*	30,000	30,000	$3.00	8/17/2006	8/17/2011	60,000	-	*
GREG BERGLUND	35,769	*	20,000	-				20,000	15,769	*
H TERRY MONROE	10,000	*	10,000	-				10,000	-	*
H&P FAMILY PARTNERSHIP LLC	10,000	*	5,000	5,000	$6.00	1/27/2006	1/27/2008	10,000	-	*
HAMPTON SECURITIES (5)	1,500	*	-	1,500	$6.00	2/13/2006	2/13/2008	1,500	-	*
HARLYN R GRIFFITHS	50,000	*	25,000	25,000	$6.00	12/2/2005	12/2/2007	50,000	-	*
HARLYN R GRIFFITHS	25,000	*	12,500	12,500	$6.00	1/24/2006	1/24/2008	25,000	-	*
HAROLD J WALZ & RITA M WALZ JTWROS	10,000	*	5,000	5,000	$6.00	2/10/2006	2/10/2008	10,000	-	*
HEATHER VANBENTHEM	25,000	*	12,500	12,500	$6.00	12/31/2005	12/31/2007	25,000	-	*
HERBERT ALEXANDER COOK JR & STEPHANIE COOK JTTEN	20,000	*	10,000	10,000	$6.00	1/20/2006	1/20/2008	20,000	-	*
HERMAN O HAENERT & JUDITH A HAENERT JTWROS	10,000	*	5,000	5,000	$6.00	12/31/2005	12/31/2007	10,000	-	*

HIEN TON	15,000	*	7,500	7,500	$6.00	1/17/2006	1/17/2008	15,000	-	*
HOA DUONG UNG	12,500	*	6,250	6,250	$6.00	1/12/2006	1/12/2008	12,500	-	*
HORIZON CAPITAL FUND	40,000	*	20,000	20,000	$3.00	8/17/2006	8/17/2011	40,000	-	*
IGOR OYSTACHER	12,500	*	6,250	6,250	$6.00	12/31/2005	12/31/2007	12,500	-	*
IRA J GAINES	28,760	*	10,000	10,000	$6.00	12/21/2005	12/21/2007	20,000	8,760	*
J DAPRAY MUIR	5,000	*	2,500	2,500	$6.50	2/10/2006	2/10/2008	5,000	-	*
J RICHARD HUNT & SHIRLEY M HUNT JTTEN	10,000	*	5,000	5,000	$6.00	1/24/2006	1/24/2008	10,000	-	*
J SMYTHE RICH	103,694	*	51,847	51,847	$6.00 to $6.50	1/30/2006 - 2/7/2006	1/30/2008 - 2/7/2008	103,694	-	*
JACOB WILLIAM SCHWARTZ	15,950	*	2,500	2,500	$6.00	12/31/2005	12/31/2007	5,000	10,950	*
JAM FAMILY TRUST	10,000	*	5,000	5,000	$6.00	1/9/2006	1/9/2008	10,000	-	*
JAMES D HARTMAN	10,000	*	10,000	-				10,000	-	*
JAMES F SPELLMIRE & KATHLEEN T SPELLMIRE JTWROS	10,000	*	5,000	5,000	$6.00	12/6/2005	12/6/2007	10,000	-	*
JAMES J MINDER & SUSAN A DAVIS TTEES JAMES J MINDER & SUSAN A DAVIS FAM TR DTD 5/27/98	25,950	*	7,500	7,500	$6.00	1/25/2006	1/25/2008	15,000	10,950	*
JAMES L CHUBB & KAREN A CHUBB JTWROS	20,000	*	10,000	10,000	$6.00	1/6/2006	1/6/2008	20,000	-	*
JAMES N SPELLMAN	20,000	*	10,000	10,000	$6.00	12/27/2005	12/27/2007	20,000	-	*
JAMES S SCHMITZ	10,000	*	10,000	-				10,000	-	*
JAMIE G GRANGER & LANGDON K HOLTON JR AS COMMUNITY PROPERTY	10,000	*	5,000	5,000	$6.00	1/17/2006	1/17/2008	10,000	-	*
JDH CAPITAL LLC	10,000	*	5,000	5,000	$6.00	1/27/2006	1/27/2008	10,000	-	*
JEFF SILVERMAN (6)	1,800	*	-	1,800	$6.00	2/13/2006	2/13/2008	1,800	-	*
JEREMY JAMES KOLLMANN & KRISTIE THERESA KOLLMANN COMMUNITY PROPERTY	10,000	*	5,000	5,000	$6.50	2/10/2006	2/10/2008	10,000	-	*
JERRY L RUSSELL	25,000	*	12,500	12,500	$6.00	12/31/2005 - 1/12/2006	12/31/2007 - 1/12/2008	25,000	-	*
JILL E FACTOR & ARNOLD FACTOR TEES FBO JILLE FACTOR REV TR DTD 12/10/202	20,000	*	10,000	10,000	$6.00	1/24/2006	1/24/2008	20,000	-	*
JOHN BOESEL (6)	4,037	*	-	4,037	$6.00 to $6.50	2/13/2006 - 2/28/2006	2/13/2008 - 2/28/2008	4,037	-	*
JOHN E BRENNAN	160,000	1.00%	80,000	80,000	$3.00	8/17/2006	8/17/2011	160,000	-	*
JOHN E VAN LEEUWEN & CHRISTINE VAN LEEUWEN JTWROS	15,000	*	15,000	-				15,000	-	*

JOHN FREDERICK DOSS	40,000	*	20,000	20,000	$3.00	8/17/2006	8/17/2011	40,000	-	*
JOHN IANNICCA	5,000	*	2,500	2,500	$6.00	12/21/2005	12/21/2007	5,000	-	*
JOHN K ANGIOLETTI	20,000	*	10,000	10,000	$6.00	12/31/2005	12/31/2007	20,000	-	*
JOHN R DOSS	160,000	1.00%	80,000	80,000	$3.00	8/17/2006	8/17/2011	160,000	-	*
JOHN S HOCKING ROTH IRA	10,000	*	5,000	5,000	$6.00	1/20/2006	1/20/2008	10,000	-	*
JOHN W MATHEWS	20,000	*	10,000	10,000	$6.00	12/2/2005	12/2/2007	20,000	-	*
JOHN W SIDDALL	104,753	*	50,000	-				50,000	54,753	*
JON A WINTERTON	20,000	*	10,000	10,000	$6.00	1/24/2006	1/24/2008	20,000	-	*
JON FABRI	43,423	*	17,500	17,500	$6.00	11/19/2005 - 1/23/2006	11/19/2007 - 1/23/2008	35,000	8,423	*
JULIE SINGLETON	50,000	*	25,000	25,000	$6.00	12/31/2005	12/31/2007	50,000	-	*
JULY PARTNERS LLP	35,000	*	17,500	17,500	$6.00	12/31/2005	12/31/2007	35,000	-	*
K EVAN FRIEDMAN	40,000	*	20,000	20,000	$3.00	8/17/2006	8/17/2011	40,000	-	*
KAREN M LARSEN & RICHARD C LARSEN JTWROS	25,000	*	25,000	-				25,000	-	*
KATSINAM PARTNERS LP	102,376	*	37,500	37,500	$6.00	12/6/2005 - 12/31/2005	12/6/2007 - 12/31/2007	75,000	27,376	*
KAY S SILVERMAN REV TR	25,000	*	12,500	12,500	$6.00	11/8/2005	11/8/2007	25,000	-	*
KEN K V NGO	12,500	*	6,250	6,250	$6.00	1/12/2006	1/12/2008	12,500	-	*
KENNETH R MILLER & MARY B MILLER JTWROS	20,000	*	10,000	10,000	$6.00	11/9/2005 - 12/29/2005	11/9/2007 - 12/29/2007	20,000	-	*
KENNETH S BERTRAM & JOYCE L BERTRAM JTWROS	20,000	*	15,000	5,000	$6.00	11/17/2005	11/17/2007	20,000	-	*
KERI SEGNA LIVINGSTON & JAMES P LIVINGSTON JTTEN	10,000	*	5,000	5,000	$6.00	1/20/2006	1/20/2008	10,000	-	*
KEVIN F ENGELS	18,423	*	5,000	5,000	$6.00	11/10/2005	11/10/2007	10,000	8,423	*
KEVIN FREEMAN	22,440	*	10,000	-	$6.00			10,000	12,440	*
LANCE E KELLER	10,000	*	5,000	5,000	$6.00	12/21/2005	12/21/2007	10,000	-	*
LAWRENCE R ROTHSTEIN	74,096	*	25,000	25,000	$6.00	1/13/2006	1/13/2008	50,000	24,096	*
LAWRENCE SUCHAROW	11,112	*	5,556	5,556	$6.50	2/10/2006	2/10/2008	11,112	-	*
LEE EUSTACE	10,000	*	5,000	5,000	$6.00	12/27/2005	12/27/2007	10,000	-	*
LINDA J WATKINS	10,000	*	10,000	-				10,000	-	*
LOREN COHEN	26,426	*	5,000	5,000	$6.00	1/17/2006	1/17/2008	10,000	16,426	*
LYNETTE F MOSS	46,937	*	20,000	-				20,000	26,937	*
MARGARET SCHRAMM	12,500	*	6,250	6,250	$6.00	12/31/2005	12/31/2007	12,500	-	*

MARK B ABELSON & JANET W ABELSON 1991 REV TR	100,000	*	100,000	-				100,000	-	*
MARK J MATSOCK	88,450	*	38,750	38,750	$6.00	12/2/2005 - 12/31/2005	12/2/2007 - 12/31/2007	77,500	10,950	*
MARY JANE A ERKENS	20,000	*	15,000	5,000	$6.50	2/10/2006	2/10/2008	20,000	-	*
MERCEDES GROUP LIMITED PARTNERSHIP	8,888	*	4,444	4,444	$6.50	2/10/2006	2/10/2008	8,888	-	*
MEYERS ASSOCIATES (5)	33,153	*	-	33,153	$6.00 to $6.50	2/13/2006 - 2/28/2006	2/13/2008 - 2/28/2008	33,153	-	*
MICHAEL A MEYERS	80,000	*	40,000	40,000	$3.00	8/17/2006	8/17/2011	80,000	-	*
MICHAEL DASWICK & KIMBERLY DASWICK JT TEN	10,000	*	10,000	-				10,000	-	*
MICHAEL DASWICK & KIMBERLY DASWICK JTWROS	52,943	*	10,000	-				10,000	42,943	*
FCC CUST FBO MICHAEL HULS ROTH IRA	33,333	*	333	-	-	-	-	333	33,000	*
MICHAEL R OHLHAUSEN	50,000	*	25,000	25,000	$6.00	1/27/2006	1/27/2008	50,000	-	*
MICHAEL W WIVIOTT AND MARCIA A WIVIOTT AS COMMUNITY PROPERTY	5,000	*	2,500	2,500	$6.00	1/27/2006	1/27/2008	5,000	-	*
MICROCAPITAL FUND LP	1,600,000	9.61%	800,000	800,000	$3.00	8/17/2006	8/17/2011	1,600,000	-	*
MICROCAPITAL FUND LTD	800,000	4.92%	400,000	400,000	$3.00	8/17/2006	8/17/2011	800,000	-	*
MOOSA EBRAHIMIAN	20,000	*	10,000	10,000	$3.00	8/17/2006	8/17/2011	20,000	-	*
MOUNTAINVIEW OPPORTUNISTIC GROWTH FUND LP	80,000	*	40,000	40,000	$3.00	8/17/2006	8/17/2011	80,000	-	*
MOUNTAINVIEW OPPORTUNITISTIC GROWTH FUND LP	74,096	*	25,000	25,000	$6.00	1/19/2006	1/19/2008	50,000	24,096	*
NBCN CLEARING INC IN TRUST FOR ROBERT G WATT ACCOUNT 4H3193-F	10,000	*	5,000	5,000	$6.00	1/25/2006	1/25/2008	10,000	-	*
NBCN CLEARING INC ITF PATRICIA WAKEFIELD AC 4H-1040-A	10,000	*	10,000	-				10,000	-	*
NBCN CLEARING INC ITF WARREN WAKEFIELD AC 4H-0894-E	10,000	*	10,000	-				10,000	-	*
NEIL KONIETZKO	198,423	1.25%	120,000	70,000	$6.00	10/28/2005 - 1/20/2006	10/28/2007 - 1/20/2008	190,000	8,423	*
NORBERT F HANSEN	10,000	*	5,000	5,000	$6.00	1/25/2006	1/25/2008	10,000	-	*
NORMAN H WINER 1995 IRRV TRUST	12,500	*	6,250	6,250	$6.00	1/6/2006	1/6/2008	12,500	-	*
NORMAN WINER	200,000	1.25%	100,000	100,000	$6.00	11/3/2005	11/2/2007	200,000	-	*
OCUTUS INC	20,000	*	10,000	10,000	$6.00	1/19/2006	1/19/2008	20,000	-	*
PAT LAMBERT (6)	71,854	*	333	40,521	$6.00 to $6.50	2/13/2006 - 2/28/2006	2/13/2008 - 2/28/2008	40,854	31,000	*
PATRICK N BERTRAM & BRIAN E BERTRAM JTWROS	10,000	*	5,000	5,000	$6.50	2/10/2006	2/10/2008	10,000	-	*

PATRICK S WILLIAMS	25,000	*	12,500	12,500	$6.00	12/21/2005	12/21/2007	25,000	-	*
PAUL A ACKER & MICHELE ACKER-HOCEVAR TEN COM	10,000	*	5,000	5,000	$6.00	1/12/2006	1/12/2008	10,000	-	*
PAUL IANNICCA	24,436	*	12,218	12,218	$6.00	12/15/2005 - 12/31/2005	12/15/2007 - 12/31/2007	24,436	-	*
PAULA W SONSALLA & KEVIN W SONSALLA JTWROS	5,000	*	2,500	2,500	$6.00	1/12/2006	1/12/2008	5,000	-	*
PLEIADES INVESTMENT PARTNERS R LP	170,400	1.07%	85,200	85,200	$3.00	8/17/2006	8/17/2011	170,400	-	*
POTOMAC CAPITAL INTERNATIONAL LTD	149,600	*	74,800	74,800	$3.00	8/17/2006	8/17/2011	149,600	-	*
POTOMAC CAPITAL PARTNERS LP	240,000	1.50%	120,000	120,000	$3.00	8/17/2006	8/17/2011	240,000	-	*
R WILLIAM ROOT JR	176,158	1.11%	50,000	50,000	$6.00	12/9/2005 - 1/4/2006	12/8/2007 - 1/4/2008	100,000	76,158	*
RALPH E SCHMITZ & KATHY A SCHMITZ JTWROS	10,000	*	10,000	-				10,000	-	*
RALPH K SCHATZMAIR	46,057	*	12,500	12,500	$6.00	12/31/2005	12/31/2007	25,000	21,057	*
RICHARD KELLY (6)	2,813	*	-	2,813	$6.00 to $6.50	2/13/2006 - 2/28/2006	2/13/2008 - 2/28/2008	2,813	-	*
RICHARD M ROOZEN & JAYNIE S ROOZEN COMMUNITY PROPERTY	10,000	*	5,000	5,000	$6.00	1/12/2006	1/12/2008	10,000	-	*
RICHARD W HASKEL	20,000	*	10,000	10,000	$3.00	8/17/2006	8/17/2011	20,000	-	*
ROBERT BATES & LISA BATES COMMUNITY PROPERTY	10,000	*	5,000	5,000	$6.00	1/12/2006	1/12/2008	10,000	-	*
ROBERT E FURNEY LIVING TRUST	55,000	*	32,500	22,500	$6.00	12/31/2005 - 1/19/2006	12/31/2007 - 1/19/2008	55,000	-	*
ROBERT J KLICK & JOSEPH R KLICK JTWROS	10,000	*	5,000	5,000	$6.00	1/13/2006	1/13/2008	10,000	-	*
ROBERT J SCHMITZ & ERIN J SCHMITZ JT TEN	10,000	*	5,000	5,000	$6.00	12/21/2005	12/21/2007	10,000	-	*
ROBERT JASON SIMMONS	15,000	*	15,000	-				15,000	-	*
ROBERT L PARRISH	11,014	*	10,000	-				10,000	1,014	*
ROBERT S FORMAN & ROBYN M FORMAN JT TEN	10,000	*	5,000	5,000	$6.00	12/21/2005	12/21/2007	10,000	-	*
RONALD A LEDERKRAMER & DONNA E BAKER JTWROS	35,000	*	20,500	14,500	$6.00	1/17/2006	1/17/2008	35,000	-	*
RONALD ALAN WEINSTEIN & CATHY LYNN WEINSTEIN AS COMMUNITY PROPERTY	64,765	*	12,500	-				12,500	52,265	*
RONALD ALAN WEINSTEIN & CATHY LYNN WEINSTEIN JT TEN	17,500	*	17,500	-				17,500	-	*
RONALD ALAN WEINSTEIN 2004 LIVING TRUST	41,979	*	35,000	-				35,000	6,979	*
ROSEMARY HODNETT	16,000	*	8,000	8,000	$3.00	8/17/2006	8/17/2011	16,000	-	*
ROSS C PEARLMAN TTEE HUSBANDS TR UA ROSS C & ALLYSON D PEARLMAN INTERVIVOS TR DTD 4/7/93	9,368	*	4,684	4,684	$6.00 to $6.50	1/30/2006 - 2/10/2006	1/30/2008 - 2/10/2008	9,368	-	*
ROYAL TRUST CO OF CANADA IN TRUST FOR ACCOUNT 110748003	50,000	*	25,000	25,000	$6.00	1/18/2006	1/18/2008	50,000	-	*

RYAN F BARRADAS	10,000	*	5,000	5,000	$6.00	12/21/2005	12/21/2007	10,000	-	*
S & J VEAL INC	12,500	*	6,250	6,250	$6.00	12/31/2005	12/31/2007	12,500	-	*
SHAWN G ROOT AND SHALONA G ROOT JTWROS	10,000	*	5,000	5,000	$6.00	1/27/2006	1/27/2008	10,000	-	*
SHERMAN FAMILY TRUST	10,000	*	10,000	-	$6.00			10,000	-	*
SHERRI CLARKSON	20,000	*	10,000	10,000	$6.00	10/31/2005	10/31/2007	20,000	-	*
SHERRY A CLASEN & GENE P CLASEN JTTEN	50,000	*	25,000	25,000	$6.00	1/24/2006	1/24/2008	50,000	-	*
SMILIS LLC	19,218	*	5,000	-	$6.00			5,000	14,218	*
SOURCE CAPITAL (5)	850	*	-	850	$6.00	2/13/2006	2/13/2008	850	-	*
STANLEY SCHLOZ	33,333	*	333	-	-	-	-	333	30,000	*
STANTON F WEISSENBORN	80,000	*	40,000	40,000	$3.00	8/17/2006	8/17/2011	80,000	-	*
STEALTH INVESTMENTS INC	44,876	*	8,750	8,750	$6.00	12/31/2005	12/31/2007	17,500	27,376	*
STELLA TRUST DTD 4.10.03	15,000	*	7,500	7,500	$6.00	12/21/2005	12/21/2007	15,000	-	*
STEPHEN G MARECK	30,000	*	30,000	-				30,000	-	*
STEPHEN T. MEADOW	33,333	*	33,333	-	-	-	-	33,333	-	*
STEPPING STONES PARTNERS LP ATTN: DANIEL HICKEY	80,000	*	40,000	40,000	$3.00	8/17/2006	8/17/2011	80,000	-	*
STERLING TRUST COMPANY CUSTODIAN FBO TIMOTHY TURNBULL	5,000	*	2,500	2,500	$6.50	2/9/2006	2/9/2008	5,000	-	*
STERNE AGEE & LEACH INC CF DAVID J SWANBERG ROLLOVER IRA (4)	31,000	*	25,500	5,500	$6.00	10/28/2005	10/28/2007	31,000	-	*
STERNE AGEE & LEACH INC CF DAVID O'FALLON IRA	10,000	*	5,000	5,000	$6.00	12/14/2005	12/14/2007	10,000	-	*
STERNE AGEE & LEACH INC CF PAUL E RUECKER IRA	10,000	*	5,000	5,000	$6.00	12/31/2005	12/31/2007	10,000	-	*
STERNE AGEE & LEACH INC CF ROBERT RYAN IRA	15,000	*	7,500	7,500	$6.00	12/31/2005	12/31/2007	15,000	-	*
STERNE AGEE & LEACH INC CF RON H WEST IRA	10,000	*	5,000	5,000	$6.00	11/17/2005	11/17/2007	10,000	-	*
STEVEN A BOLAN	15,000	*	7,500	7,500	$6.00	1/20/2006	1/20/2008	15,000	-	*
STEWART INVESTMENTS INC	70,000	*	70,000	-				70,000	-	*
SUZANN J OTT AND DENNIS L OTT JT TEN	38,046	*	2,500	-				2,500	35,546	*
SUZANN J OTT AND DENNIS L OTT JTWROS	2,500	*	2,500	-				2,500	-	*
SWANSON LIVING TRUST	20,000	*	10,000	10,000	$6.00	1/24/2006	1/24/2008	20,000	-	*

TERRY L MYHRE & KATHRYN M MYHRE JTTEN	50,000	*	25,000	25,000	$6.00	1/20/2006	1/20/2008	50,000	-	*
TEZAK INVESTMENT CORPORATION	10,000	*	5,000	5,000	$6.00	12/21/2005	12/20/2007	10,000	-	*
THAINE J FISCHER	10,000	*	5,000	5,000	$6.00	12/31/2005	12/31/2007	10,000	-	*
THE ALAN GESS LIVING TRUST	15,000	*	7,500	7,500	$6.00 to $6.50	1/23/2006 - 2/10/2006	1/23/2008 - 2/10/2008	15,000	-	*
THE BERTRAM FAMILY TRUST	20,000	*	10,000	10,000	$6.00	11/9/2005 - 1/12/2006	11/9/2007 - 1/12/2008	20,000	-	*
THE BERTRAM FAMILY TRUST DTD 3/10/05	10,000	*	5,000	5,000	$6.50	2/10/2006	2/10/2008	10,000	-	*
THE KELLY REVOCABLE TRUST	14,211	*	5,000	5,000	$6.00	11/9/2005	11/9/2007	10,000	4,211	*
THE ROBERT E SHARPLES & MADELINE SHARPLES FAMILY TR	10,000	*	5,000	5,000	$6.50	2/10/2006	2/10/2008	10,000	-	*
THE SMART FAMILY TRUST	15,450	*	2,500	2,500	$6.00	1/17/2006	1/17/2008	5,000	10,450	*
THOMAS E CONNER III	33,698	*	10,000	-				10,000	23,698	*
THOMAS J QUINLAN	20,000	*	10,000	10,000	$3.00	8/17/2006	8/17/2011	20,000	-	*
THOMAS AND SHEILA SMITH	31,718	*	2,173	-	-	-	-	2,173	29,545	*
THOMAS S SMITH & SHEILA T SMITH JT TEN	12,500	*	10,000	2,500	$6.00	1/20/2006	1/20/2008	12,500	-	*
TKJ PROPERTIES LLC	10,000	*	10,000	-				10,000	-	*
TTR PROPERTIES LLC	100,000	*	50,000	50,000	$6.00	12/31/2005	12/31/2007	100,000	-	*
VERE KARSDALE MASON	10,000	*	5,000	5,000	$6.00	12/31/2005	12/31/2007	10,000	-	*
VERN L COX & FRANCES L COX COMMUNITY PROPERTY	10,000	*	10,000	-	$6.00			10,000	-	*
VIERECK FAMILY TRUST DTD 6.28.02	10,000	*	5,000	5,000	$6.00	12/31/2005	12/31/2007	10,000	-	*
VINCE PALASOTA	25,000	*	12,500	12,500	$6.00	12/31/2005 - 1/12/2006	12/31/2007 - 1/12/2008	25,000	-	*
VINCENT A MANGUS	10,000	*	5,000	5,000	$6.00	1/23/2006	1/23/2008	10,000	-	*
WAYNE T CLASEN	60,000	*	30,000	30,000	$6.00	1/24/2006	1/24/2008	60,000	-	*
WEINSTEIN INTER-VIVOS TRUST AGREEMENT	60,000	*	30,000	30,000	$6.00	12/31/2005 - 1/17/2006	12/31/2007 - 1/17/2008	60,000	-	*
WILLIAM A SCHREIFELS	30,000	*	20,000	10,000	$6.00	10/21/2005	10/21/2007	30,000	-	*
WILLIAM G MULDOON & JANET L MULDOON TEN COM	114,412	*	25,000	25,000	$6.00	12/31/2005	12/31/2007	50,000	64,412	*
WILLIAM HOBBINS FORESTER	12,500	*	6,250	6,250	$6.00	12/31/2005	12/31/2007	12,500	-	*
WILLIAM J NCOPEY	5,000	*	5,000	-	$6.00			5,000	-	*
WILLIAM J NOONEY	5,000	*	5,000	-	$6.00			5,000	-	*
WILLIAM R BELL	10,000	*	5,000	5,000	$6.00	1/23/2006	1/23/2008	10,000	-	*
ZACHARY DUTTON & JACQUELINE B DUTTON COMMUNITY PROPERTY	15,000	*	7,500	7,500	$6.00	10/28/2005 - 1/17/2006	10/28/2007 - 1/17/2008	15,000	-	*

* Less than one percent

[1]
The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, and the information is not  necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the selling shareholder has sole or shared voting power or investment power and also any shares that the selling shareholder has the right to acquire within 60 days.

2 This column includes all shares of common stock issuable upon exercise of warrants held by the named selling shareholder.

3 Assumes that all securities registered will be sold.

4 These selling shareholders are our executive officers and directors.

5 These selling shareholders are broker/dealers.

6 These selling shareholders are affiliates of broker/dealers.

7 50,000 of these shares are held in escrow.

PLAN OF DISTRIBUTION

The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the date the registration statement of which this Prospectus is a part is declared effective by the SEC;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share; and

•	a combination of any such methods of sale.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledges or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledge, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledges or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, to the extent applicable we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold pursuant to Rule 144(k) of the Securities Act.

DESCRIPTION OF SECURITIES

The Company’s Articles of Incorporation provide that the Company has the authority to issue 200 million shares of capital stock, which are currently divided into two classes as follows: 194 million shares of common stock, par value of $0.001 per share; and 6 million shares of preferred stock, also with a par value of $0.001 per share. As of February 7, 2007, the Company had 16,815,360 shares of common stock and 59,065 shares of Series B preferred stock outstanding. The Company also had options to purchase 3,089,639 shares of common stock, warrants to purchase 4,300,831 shares of common stock, warrants to purchase 28,614 shares of preferred stock, and $455,000 in principal amount of convertible debentures (convertible into common stock at $4.15 per share) outstanding on that date.

The Common Stock

Voting. Holders of the common stock are entitled to one vote per share on all matters to be voted on by the Company’s shareholders. The Company’s bylaws provide that a majority of the outstanding shares of the corporation entitled to vote constitute a quorum at a meeting of the shareholders.

Dividends. The Company’s Board of Directors, in its sole discretion, may declare and pay dividends on the common stock, payable in cash or other consideration, out of funds legally available, if all dividends due on the preferred stock have been declared and paid. The Company has not paid any cash dividends on its common stock and does not plan to pay any cash dividends on its common stock for the foreseeable future.

Liquidation, Subdivision, or Combination. In the event of any liquidation, dissolution or winding up of the Company or upon the distribution of its assets, all assets and funds remaining after payment in full of the Company’s debts and liabilities, and after the payment to holders of any then outstanding preferred stock of the full preferential amounts to which they were entitled, would be divided and distributed among holders of the common stock.

Anti-Takeover Effects Of Provisions Of The Articles Of Incorporation. The authorized but unissued shares of our common and preferred stock are available for future issuance without our shareholders’ approval. These additional shares may be utilized for a variety of corporate purposes including but not limited to future public or direct offerings to raise additional capital, corporate acquisitions and employee incentive plans. The issuance of such shares may also be used to deter a potential takeover of IsoRay that may otherwise be beneficial to shareholders by diluting the shares held by a potential suitor or issuing shares to a shareholder that will vote in accordance with IsoRay’s Board of Directors’ desires. A takeover may be beneficial to shareholders because, among other reasons, a potential suitor may offer shareholders a premium for their shares of stock compared to the then-existing market price.

On February 1, 2007, the Board of Directors of IsoRay, Inc. declared a dividend of one preferred share purchase right (a “Right”) for each outstanding Common Share of the par value of $.001 per share (the “Common Shares”) of the Company. The dividend is payable on February 16, 2007 (the “Record Date”) to shareholders of record on that date.

Each Right entitles the registered holder to purchase from the Company one one-hundredth of a Series C Junior Participating Preferred Share of the par value of $.001 per share (the “Preferred Shares”) of the Company at a price of $25 per one one-hundredth of a Preferred Share (the “Purchase Price”), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the “Rights Agreement”), dated as of February 1, 2007, between the Company and Computershare Trust Company N.A., as Rights Agent (the “Rights Agent”).

Initially, the Rights will attach to all certificates representing Common Shares then outstanding and no separate Right Certificates will be distributed. The Rights will separate from the Common Shares and a Distribution Date for the Rights will occur upon the earlier of:

(i) the close of business on the fifteenth day following a public announcement that a person or group of affiliated or associated persons has become an “Acquiring Person” (i.e., has become, subject to certain exceptions, the beneficial owner of 15% or more of the voting power of the outstanding shares of voting capital stock of the Company in the election of directors), or

(ii) the close of business on the fifteenth day following the first public announcement relating to a tender offer or exchange offer the consummation of which would result in a person or group of affiliated or associated persons becoming, subject to certain exceptions, the beneficial owner of 15% or more of the voting power of the outstanding shares of voting capital stock of the Company in the election of directors (or such later date as may be determined by the Board of Directors of the Company prior to a person or group of affiliated or associated persons becoming an Acquiring Person).

Until the Distribution Date,

(i) the Rights will be evidenced by the Common Share certificates and will be transferred with and only with the Common Shares,

(ii) new Common Share certificates issued after the Record Date upon transfer or new issuance of the Common Shares will contain a notation incorporating the Rights Agreement by reference, and

(iii) the surrender for transfer of any Common Share certificate, even without such notation or a copy of this Summary of Rights attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

As promptly as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date. The Rights will expire on February 16, 2017, unless extended or earlier redeemed or exchanged by the Company as described below.

The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution:

(i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares,

(ii) upon the grant to holders of the Preferred Shares of certain rights, options or warrants to subscribe for or purchase Preferred Shares or convertible securities at less than the then current market price of the Preferred Shares, or

(iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those described in clause (ii) hereof).

The number of Preferred Shares issuable upon the exercise of a Right is also subject to adjustment in the event of a dividend on Common Shares payable in Common Shares, or a subdivision, combination or consolidation of the Common Shares.

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in the Purchase Price. No fractional Preferred Shares will be issued (other than fractional shares which are integral multiples of one one-hundredth (subject to adjustment) of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) if in lieu thereof a payment in cash is made based on the closing price (pro-rated for the fraction) of the Preferred Shares on the last trading date prior to the date of exercise.

In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights that are or were beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise thereof at the then current exercise price of the Right that number of Common Shares having a market value of two times the exercise price of the Right, subject to certain possible adjustments.

In the event that, after the Distribution Date or within 15 days prior thereto, the Company is acquired in certain mergers or other business combination transactions or 50% or more of the assets or earning power of the Company and its subsidiaries (taken as a whole) are sold after the Distribution Date or within 15 days prior thereto, each holder of a Right (other than Rights which have become void under the terms of the Rights Agreement) will thereafter have the right to receive, upon exercise thereof at the then current exercise price of the Right, that number of common shares of the acquiring company (or, in certain cases, one of its affiliates) having a market value of two times the exercise price of the Right.

In certain events specified in the Rights Agreement, the Company is permitted to temporarily suspend the exercisability of the Rights.

At any time after a person or group of affiliated or associated persons becomes an Acquiring Person (subject to certain exceptions) and prior to the acquisition by a person or group of affiliated or associated persons of 50% or more of the voting power of the outstanding shares of voting capital stock of the Company in the election of directors, the Board of Directors of the Company may exchange all or part of the Rights (other than Rights which have become void under the terms of the Rights Agreement) for Common Shares or equivalent securities at an exchange ratio per Right equal to the result obtained by dividing the exercise price of a Right by the current per share market price of the Common Shares, subject to adjustment.

At any time prior to such time as a person or group of affiliated or associated persons becomes an Acquiring Person, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right, subject to adjustment (the “Redemption Price”), payable in cash. The period of time during which the Rights may be redeemed may be extended by the Board of Directors of the Company if no person has become an Acquiring Person. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. The Board of Directors and the Company shall not have any liability to any person as a result of the redemption or exchange of the Rights pursuant to the provisions of the Rights Agreement.

The terms of the Rights may be amended by the Board of Directors of the Company, subject to certain limitations after such time as a person or group of affiliated or associated persons becomes an Acquiring Person, without the consent of the holders of the Rights, including an amendment prior to the date a person or group of affiliated or associated persons becomes an Acquiring Person to lower the 15% threshold for exercisability of the Rights to not less than the greater of (i) the sum of .001% and the largest percentage of the outstanding shares of voting capital stock of the Company with voting power in the election of directors then known by the Company to be beneficially owned by any person or group of affiliated or associated persons (subject to certain exceptions) or (ii) 10%.

Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

The foregoing description of the Rights Agreement is qualified in its entirety by reference to the full text of the Rights Agreement.

The Preferred Stock

The Company’s preferred stock is divided into three series - Series A, Series B and Series C - designated as follows:

•
1,000,000 shares of Series A are authorized and 5,000,000 shares of Series B are authorized. As of February 15, 2007 there were no shares of Series A issued and outstanding; there were 59,065 Series B preferred shares issued and outstanding. The Company has no plans to issue any Series A shares for the foreseeable future.

•
The Series A shares are entitled to a 10% dividend annually on the stated value per share ($1.20) of the Series A, while the Series B shares are entitled to a cumulative 15% dividend annually on the stated value per share ($1.20) of the Series B. Such dividends will be declared and paid at the discretion of the Board to the extent funds are legally available for the payment of dividends.

•
Both series of preferred shares vote equally with the common stock, with each share of preferred having the number of votes equal to the voting power of one share of common stock, except that the vote or written consent of a majority of the outstanding preferred shares is required for any changes to the Company’s Articles of Incorporation, Bylaws or Certificate of Designation or for any bankruptcy, insolvency, dissolution or liquidation of the company.

•
Shares of either series of preferred stock may be converted at the option of the holder into shares of common stock at a rate of one share of common stock for each share of preferred stock being converted, subject to adjustment for stock splits, stock combinations, reorganization, merger, consolidation, reclassification, exchange or substitution.

•
Both series of preferred stock are subject to automatic conversion into common stock upon the closing of a firmly underwritten public offering pursuant to an effective registration statement under the Act, covering the offer and sale of common stock in which the gross proceeds to the Company are at least $4 million.

•
The Board of Directors has approved the cancellation of the Series A Preferred Stock, given that there are no Series A shares issued, and this cancellation will occur in the near future. The Board of Directors has no plans at this time to issue additional series of preferred stock.

In connection with its adoption of the Rights Agreement, the Company’s Board of Directors approved the filing of a Certificate of Designation of Rights, Preferences and Privileges of Series C Junior Participating Preferred Stock of the Company (the “Certificate of Designation”). The Company filed the Certificate of Designation with the Secretary of State of the State of Minnesota on February 2, 2007.

The Series C Preferred Shares will not be redeemable. Each Series C Preferred Share will be entitled to a minimum preferential quarterly dividend payment of the greater of $1.00 per share or 100 times the dividend declared per Common Share, subject to adjustment. In the event of liquidation, the holders of the Series C Preferred Shares will be entitled to a minimum preferential liquidation payment of the greater of $100 per share or 100 times the payment made per Common Share, subject to adjustment. Each 1/100th of a Series C Preferred Share will have one vote per share, voting together with holders of Common Shares, subject to adjustment. In the event of any consolidation, merger, combination, statutory share exchange or other transaction in which Common Shares are exchanged, each Series C Preferred Share will be entitled to receive 100 times the amount received per Common Share, subject to adjustment. These rights are protected by customary antidilution provisions. Outstanding Series B Preferred Shares are senior to the Series C Preferred Shares in terms of dividends and liquidation payments.

The foregoing description of the rights of the Series C Preferred Shares is qualified in its entirety by reference to the full text of the Certificate of Designation.

Warrants

We are registering 371,163 shares of common stock underlying warrants as part of this Prospectus. The warrants vary in exercise price from $0.70 to $4.15 (excluding a warrant issued at an exercise price of $10.00 for 12,500 shares of common stock) and have terms expiring from March 26, 2007 to May 10, 2008. The number of shares and price at which the warrants are exercisable is subject to adjustment in certain events, such as mergers, reorganizations or stock splits, to prevent dilution. If one of these events occurs, the number of shares into which the warrants may be converted and the exercise price will be adjusted as needed to ensure that the warrant holder continues to have the right to receive a comparable number of shares or cash consideration as the holder would have received had the holder already exercised its warrant prior to the event. The warrants have no price protection features, and may not be redeemed by the Company.

Although not included in this Registration Statement, the Company also has warrants outstanding entitling the holder to purchase one share of Common Stock at any time until expiration (varying from October 2007 to February 2008) for $6.00 or $6.50. The total number of shares of common stock issuable upon conversion of these warrants is 1,964,650 shares. The number of shares and price at which these warrants are exercisable is subject to adjustment in certain events, such as mergers, reorganizations or stock splits, to prevent dilution. At any time after the closing bid price for the common stock on the NASDAQ (or, if the Common Stock is not then traded on the NASDAQ, then on the principal exchange on which the Common Stock is traded) has equaled or exceeded $9.00 per share for any consecutive two month period, upon 30 days’ written notice, the Company may redeem any unexercised outstanding warrants for $0.01 per warrant. Holders of these warrants will have the right to exercise the warrants after such notification and through the redemption date of the warrants. These warrants have no price protection features.

The Company also has an additional 2,269,500 warrants outstanding that are not included in this Registration Statement. These warrants entitle the holder to purchase one share of common stock at any time until their expiration on August 17, 2011 for $3.00. The number of shares and price at which these warrants are exercisable is subject to adjustment in certain events, such as mergers, reorganizations or stock splits, to prevent dilution. At any time after the closing bid price for the common stock on the NASDAQ (or, if the Common Stock is not then traded on the NASDAQ, then on the principal exchange on which the Common Stock is traded) has equaled or exceeded $4.50 per share for any consecutive two month period, upon 30 days’ written notice, the Company may redeem any unexercised outstanding warrants for $0.01 per warrant. Holders of these warrants will have the right to exercise the warrants after such notification and through the redemption date of the warrants. These warrants have no price protection features.

Options

We are registering certain shares of common stock underlying options as part of this Prospectus. The options vary in exercise price from $1.19 to $2.00 per share and have ten year terms expiring in July of 2015. These options were granted under the Option Plan and consist of options that were not included in either of the Company's now-effective Form S-8 registration statements. Each of the options included in this Prospectus vested in full immediately upon their grant in July of 2005, and they were issued in exchange for IsoRay Medical, Inc. options that were granted prior to the Company's merger.

LEGAL MATTERS

Keller Rohrback, PLC, Phoenix, Arizona will issue an opinion with respect to the validity of the shares of common stock being offered hereby. Mr. Boatwright, a member of Keller Rohrback, PLC, is a director of the Company. Mr. Boatwright beneficially owned options to purchase 210,000 shares of our common stock as of the date of the opinion. Keller Rohrback, PLC provides legal services to the Company and IsoRay Medical. During IsoRay’s fiscal year ended June 30, 2006, IsoRay paid Keller Rohrback, PLC approximately $390,000 for legal services.

EXPERTS

Our audited financial statements for the fiscal years ended June 30, 2006 and June 30, 2005 have been audited by DeCoria, Maichel & Teague, P.S., independent registered public accountants.  The report of this registered public accounting firm, which appears elsewhere herein, includes an explanatory paragraph as to our ability to continue as a going concern.  Our financial statements are included in reliance upon this report and upon the authority of such firm as an expert in auditing and accounting.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING
AND FINANCIAL DISCLOSURE

The Company’s Board of Directors engaged DeCoria, Maichel & Teague, P.S., the independent auditor for the Company’s wholly-owned subsidiary, to be its new independent auditor effective November 15, 2005, which was also the effective date of S.W. Hatfield, CPA’s dismissal as the Company’s certifying accountant by the Board.

Except for an expression of doubt about our ability to continue as a going concern, S.W. Hatfield’s audit reports on the Company’s financial statements as of June 30, 2005 and September 30, 2004 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During the two fiscal years ended June 30, 2005 and September 30, 2004, and through November 15, 2005 there were no disagreements with S.W. Hatfield on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of S.W. Hatfield would have caused it to make a reference to the subject matter of the disagreements in connection with its report; and there were no reportable events as described in Item 304(a)(1)(iv)(B) of Regulation S-B promulgated by the Securities and Exchange Commission (the “SEC”) pursuant to the Securities Exchange Act of 1934, as amended.

During the Company’s two fiscal years ending prior to November 15, 2005 and through November 15, 2005, the Company did not consult DeCoria, Maichel & Teague with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, or any other matters or reportable events listed in Item 304(a)(2) of Regulation S-B. However, IsoRay Medical, the Company’s wholly-owned subsidiary, has consulted with DeCoria, Maichel & Teague, its independent auditor, during these time periods solely in connection with IsoRay Medical’s financial statements.

FURTHER INFORMATION

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and file reports, proxy statements and other information with the Securities and Exchange Commission.  These reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549 and at the Securities and Exchange Commission’s regional offices.  You can obtain copies of these materials from the Public Reference Section of the Securities and Exchange Commission upon payment of fees prescribed by the Securities and Exchange Commission.  You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330.  The Securities and Exchange Commission’s Web site contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission.  The address of that site is www.sec.gov.

Index to Financial Statements

Page
Unaudited Financial Statements:

Consolidated Balance Sheets as of December 31, 2006 and June 30, 2006	F-2
Consolidated Statements of Operations for the three and six months ended
December 31, 2006 and 2005	F-3
Consolidated Statements of Cash Flows for the six months ended
December 31, 2006 and 2005	F-4
Notes to Consolidated Financial Statements	F-5

Report of Independent Registered Public Accounting Firm	F-10

Financial Statements:

Consolidated Balance Sheets as of June 30, 2006 and 2005	F-11
Consolidated Statements of Operations for the years ended
June 30, 2006 and 2005	F-12
Consolidated Statements of Stockholders’ Equity (Deficit) for the years
ended June 30, 2006 and 2005	F-13
Consolidated Statements of Cash Flows for the years ended June 30,
2006 and 2005	F-14
Notes to Consolidated Financial Statements	F-15

IsoRay, Inc. and Subsidiary
Consolidated Balance Sheets

	December 31,	June 30,
	2006	2006
	(Unaudited)
ASSETS

Current assets:
Cash and cash equivalents	$3,700,108	$2,207,452
Accounts receivable, net of allowance for doubtful accounts
of $49,306 and $85,183, respectively	982,001	596,447
Inventory	229,899	161,381
Prepaid expenses	212,606	161,546

Total current assets	5,124,614	3,126,826

Fixed assets, net of accumulated depreciation	1,945,239	1,642,293
Deferred financing costs, net of accumulated amortization	230,645	274,358
Licenses, net of accumulated amortization	263,363	273,475
Other assets, net of accumulated amortization	350,889	338,987

Total assets	$7,914,750	$5,655,939

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Accounts payable and accrued expenses	$842,584	$584,296
Accrued payroll and related taxes	718,983	614,645
Accrued interest payable	11,206	11,986
Notes payable, due within one year	47,189	51,351
Capital lease obligations, due within one year	197,227	183,554
Convertible debentures payable, due within one year	455,000	455,000

Total current liabilities	2,272,189	1,900,832

Notes payable, due after one year	551,974	581,557
Capital lease obligations, due after one year	118,258	220,415
Asset retirement obligation	70,516	67,425

Total liabilities	3,012,937	2,770,229

Shareholders' equity:
Preferred stock, $.001 par value; 6,000,000 shares authorized:
Series A: 1,000,000 shares allocated; no shares issued and outstanding	-	-
Series B: 5,000,000 shares allocated; 77,080 and 144,759 shares issued and
outstanding	77	145
Common stock, $.001 par value; 100,000,000 shares authorized;
16,296,045 and 15,157,901 shares issued and outstanding	16,296	15,158
Subscriptions receivable	-	(6,122,007)
Additional paid-in capital	23,277,585	22,538,675
Accumulated deficit	(18,392,145)	(13,546,261)

Total shareholders' equity	4,901,813	2,885,710

Total liabilities and shareholders' equity	$7,914,750	$5,655,939

The accompanying notes are an integral part of these financial statements.

IsoRay, Inc. and Subsidiary
Consolidated Statements of Operations
Three and Six Months Ended December 31, 2006 and 2005 (Unaudited)

	Three months ended December 31,		Six months ended December 31,
	2006	2005	2006	2005

Product sales	$1,414,155	$486,247	$2,439,599	$697,162
Cost of product sales	1,387,394	916,274	2,675,539	1,636,440

Gross margin / (loss)	26,761	(430,027)	(235,940)	(939,278)

Operating expenses:
Research and development	216,254	96,837	461,852	122,619
Sales and marketing expenses	890,018	340,532	1,562,948	655,571
General and administrative expenses	821,529	675,444	2,554,661	1,636,393

Total operating expenses	1,927,801	1,112,813	4,579,461	2,414,583

Operating loss	(1,901,040)	(1,542,840)	(4,815,401)	(3,353,861)

Non-operating income (expense):
Interest income	50,004	3,193	90,187	10,152
Financing expense	(67,413)	(195,480)	(120,670)	(351,108)
Debt conversion expense	-	(244,097)	-	(244,097)

Non-operating income (expense), net	(17,409)	(436,384)	(30,483)	(585,053)

Net loss	$(1,918,449)	$(1,979,224)	$(4,845,884)	$(3,938,914)

Basic and Diluted loss per share	$(0.12)	$(0.17)	$(0.31)	$(0.36)

Shares used in computing net loss per share:
Basic and Diluted	15,919,236	11,852,047	15,609,992	10,844,913

The accompanying notes are an integral part of these financial statements.

IsoRay, Inc. and Subsidiary
Consolidated Statements of Cash Flows
Six Months Ended December 31, 2006 and 2005 (Unaudited)

	Six months ended December 31,
	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(4,845,884)	$(3,938,914)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation and amortization of fixed assets	184,510	95,432
Amortization of deferred financing costs and other assets	69,580	103,546
Accretion of asset retirement obligation	3,091	-
Noncash share-based compensation	897,887	-
Merger consulting fees paid by issuance of common stock	-	330,000
Rent expense paid by issuance of common stock	-	30,009
Repair and maintenance expense paid by issuance of common stock	-	14,752
Debt conversion expense	-	244,097
Changes in operating assets and liabilities:
Accounts receivable, net	(385,554)	(417,647)
Inventory	(68,518)	(74,093)
Prepaid expenses	(51,060)	62,350
Accounts payable and accrued expenses	258,288	(291,895)
Accrued payroll and related taxes	154,338	65,032
Accrued interest payable	(780)	42,065

Net cash used by operating activities	(3,784,102)	(3,735,266)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of fixed assets	(487,456)	(347,357)
Additions to licenses and other assets	(27,657)	(64,096)

Net cash used by investing activities	(515,113)	(411,453)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net advances on bank line of credit	-	200,000
Proceeds from issuance of notes payable	-	250,000
Proceeds from sales of convertible debentures payable	-	550,000
Principal payments on notes payable	(33,745)	(279,926)
Principal payments on capital lease obligations	(88,484)	(66,329)
Proceeds from cash sales of common stock, net of offering costs	4,702,931	2,324,168
Proceeds from cash sales of preferred stock, pursuant to exercise of warrants	8,709	-
Proceeds from cash sales of common stock, pursuant to exercise of warrants	611,997	59,565
Proceeds from cash sales of common stock, pursuant to exercise of options	590,463	72,928
Payments to common shareholders in lieu of issuing fractional shares	-	(734)

Net cash provided by financing activities	5,791,871	3,109,672

Net increase in cash and cash equivalents	1,492,656	(1,037,047)
Cash and cash equivalents, beginning of period	2,207,452	1,685,731

CASH AND CASH EQUIVALENTS, END OF PERIOD	$3,700,108	$648,684

Non-cash investing and financing activities:
Cashless exercise of common stock options	$50,000	$-
Exchange of convertible debentures payable for shares of common stock	-	3,607,875
Fixed assets acquired by capital lease obligations	-	507,947
Prepaid rent paid by issuance of common stock	-	90,026

The accompanying notes are an integral part of these financial statements.

IsoRay, Inc.
Notes to the Unaudited Consolidated Financial Statements
For the three and six month periods ended December 31, 2006 and 2005

1.	Basis of Presentation

The accompanying consolidated financial statements are those of IsoRay, Inc., and its wholly-owned subsidiary (“IsoRay” or the “Company”). All significant intercompany accounts and transactions have been eliminated in consolidation.

The accompanying interim consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles, consistent in all material respects with those applied in the Company’s Annual Report on Form 10-KSB for the fiscal year ended June 30, 2006, except for the July 1, 2006 adoption of Statement of Financial Accounting Standards No. 123R, “Share-Based Payment” (“SFAS No. 123R”) — See Note 2. The financial information is unaudited but reflects all adjustments, consisting only of normal recurring accruals, which are, in the opinion of the Company’s management, necessary for a fair statement of the results for the interim periods presented. Interim results are not necessarily indicative of results for a full year. The information included in this Form 10-QSB should be read in conjunction with the Company’s Annual Report on Form 10-KSB for the fiscal year ended June 30, 2006.

2. Share-Based Compensation

Effective July 1, 2006, the Company adopted SFAS No. 123R using the modified-prospective method. Prior to July 1, 2006, the Company accounted for share-based employee compensation, including stock options, using the method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations (“APB 25”). No share-based employee compensation cost was reflected in the statement of operations prior to the adoption of SFAS No. 123R. Results for prior periods have not been restated.

The following table presents the share-based compensation expense recognized in accordance with SFAS No. 123R during the three and six months ended December 31, 2006 and in accordance with APB 25 during the three and six months ended December 31, 2005:

	Three months ended December 31,		Six months ended December 31,
	2006	2005	2006	2005
Cost of product sales	$20,492	$—	$71,325	$—
Research and development	7,879	—	19,714	—
Sales and marketing	52,456	—	99,237	—
General and administrative	35,617	—	707,611	—

Total share-based compensation	$116,444	$—	$897,887	$—

The adoption of SFAS No. 123R increased net loss for the three and six months ended December 31, 2006 by $116,444 and $897,887, respectively. Basic loss per common share for the three and six months ended December 31, 2006 would have been $0.11 and $0.25, respectively, if the Company had not adopted SFAS No. 123R, compared to reported basic loss per common share of $0.12 and $0.31, respectively. The total value of the stock option awards is expensed ratably over the service period of the employees receiving the awards. As of December 31, 2006, total unrecognized compensation cost related to stock-based options and awards was $1,041,962 and the related weighted-average period over which it is expected to be recognized is approximately 1.16 years.

The Company currently provides stock-based compensation under three equity incentive plans approved by the Board of Directors: the Amended and Restated 2005 Employee Stock Option Plan, the Amended and Restated 2005 Stock Option Plan, and the 2006 Director Stock Option Plan. Stock option awards granted from these plans are granted at the fair market value on the date of grant, and vest over a period determined at the time the options are granted, generally ranging from zero to three years, and generally have a maximum term of ten years. For stock options with graded vesting terms, the Company recognizes compensation cost on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards.

A summary of stock option activity within the Company’s share-based compensation plans and charges for the six months ended December 31, 2006 is as follows:

	Shares	Price (a)	Life (b)	Value (c)
Outstanding at June 30, 2006	3,129,692	$2.05
Granted (d)	727,900	3.14
Cancelled	(129,454)	1.19
Exercised	(543,499)	1.18

Outstanding at December 31, 2006	3,184,639	$2.49	8.84	$8,029,758
Expected to vest at
December 31, 2006	3,149,762	$2.47	8.84	$7,997,372
Vested and exercisable at
December 31, 2006	2,543,997	$2.16	8.71	$7,223,876

(a)	Weighted average price per share.
(b)	Weighted average remaining contractual life.
(c)	Aggregate intrinsic value.
(d)	All options granted had exercise prices equal to the ending market price of the Company’s common stock on the grant date.

The aggregate intrinsic value of options exercised during the six months ended December 31, 2006 was $1,557,600.

The weighted average fair value of stock option awards granted and the key assumptions used in the Black-Scholes valuation model to calculate the fair value are as follows for the three and six months ended December 31, 2006 and 2005:

	Three months ended December 31,		Six months ended December 31,
	2006	2005	2006	2005
Weighted average fair value of options granted	$2.14	$1.55	$2.11	$0.91
Key assumptions used in determining fair value:
Weighted average risk-free interest rate	4.74%	4.34%	4.88%	4.53%
Expected life of the option (in years)	6.00	5.00	5.58	7.59
Expected stock price volatility	75.00%	30.69%	75.00%	30.18%
Expected dividend yield	0.00%	0.00%	0.00%	0.00%

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. The risk-free interest rate is based on the U.S. treasury security rate in effect as of the date of grant. The expected lives of options and the volatility are based on historical data of the Company.

The following table illustrates the effect on net loss and net loss per common share for the three and six months ended December 31, 2005 as if the Company had applied the fair value recognition provisions of SFAS No. 123 to all outstanding stock option awards for periods presented prior to the Company’s adoption of SFAS No. 123R:

	Three months	Six months
	ended	ended
	December 31,	December 31,
	2005	2005
Net loss, as reported	$1,979,224	$3,938,914
Stock-based compensation expense determined
under fair value methods for all stock options	3,254	159,254

Proforma net loss	$1,982,478	$4,098,168

Net loss per share:
Basic, as reported	$0.17	$0.36
Basic, pro forma	$0.17	$0.38

3. Loss per Share

The Company accounts for its income (loss) per common share according to SFAS No. 128, Earnings Per Share. Under the provisions of SFAS No. 128, primary and fully diluted earnings per share are replaced with basic and diluted earnings per share. Basic earnings per share is calculated by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding, and does not include the impact of any potentially dilutive common stock equivalents. Common stock equivalents, including warrants to purchase the Company's common stock and common stock issuable upon the conversion of notes payable, are excluded from the calculations when their effect is antidilutive. Basic weighted average shares outstanding for the year ended June 30, 2005 have been adjusted to reflect the exchange ratio contained in the merger transaction dated July 28, 2005. At June 30, 2006 and 2005, the calculation of diluted weighted average shares does not include preferred stock, options, or warrants that are potentially convertible into common stock as those would be antidilutive due to the Company’s net loss position.

Securities that could be dilutive in the future as of December 31, 2006 and 2005 are as follows:

	December 31,
	2006	2005
Preferred stock	77,080	292,328
Preferred stock warrants	28,614	221,812
Common stock warrants	4,707,131	1,653,346
Common stock options	3,184,639	2,817,768
Convertible debentures	109,639	127,711

Total potential dilutive securities	8,107,103	5,112,965

4. Risks and Uncertainties

The Company’s financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business. However, our large operating losses and accumulated deficit, among other things, raise substantial doubt about our ability to continue as a going concern. Management plans to raise additional financing (including the sale of additional equity or borrowings) and grow the revenues of our core product while continually analyzing other market opportunities. However, no assurance can be given that such financing will be completed on terms acceptable to the Company or that the Company will be able to meet its revenue targets. If the Company is unable to obtain additional financing and grow revenues, we may have to curtail our business or cease operations. The financial statements do not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

5. Supply Contract

On October 6, 2006, IsoRay Medical, Inc., the wholly owned subsidiary of the Company, entered into a Contract with FSUE "SSE - Research Institute of Atomic Reactors" ("RIAR") in Russia. The Contract provides for delivery to IsoRay Medical of purified Cs-131 isotope, which is used by IsoRay Medical to produce its proprietary Cs-131 brachytherapy seed used in cancer therapy. The total value of the Contract over its term, which expires on May 1, 2014, is $6,300,000. Delivery of the isotope is scheduled to commence in about October 2007 and continue through December 2013, upon submission of written orders by IsoRay Medical forty-five days in advance of the planned date of delivery.

IsoRay Medical also entered into an Agreement for Exclusive Right to Buy on October 6, 2006 with RIAR. This Agreement gives IsoRay Medical the exclusive right to purchase the Cs-131 isotope produced by RIAR for a period of seven years, or through October 6, 2013.

6. Subsequent Events

Warrant Exercises

During January 2007, two warrant holders exercised warrants issued in connection with the August 2006 Stock Purchase Agreement. The Company received $1,218,900 in cash and issued 406,300 common shares pursuant to these exercises.

Proxy Statement

On January 16, 2007, the Company filed a proxy statement and annual meeting notice with the SEC. The Board of Directors set January 5, 2007 as the record date for the annual meeting to be held on February 20, 2007. All shareholders of record on January 5, 2007 were mailed proxy materials. There are two proposals scheduled to be voted on at the annual meeting. The first is the election of seven directors to hold office until the 2008 annual meeting and the second is to ratify the selection of DeCoria, Maichel & Teague, P.S. as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2007.

Form S-3

On January 26, 2007, the Company filed a Form S-3 registration statement using a “shelf” registration process. Under this shelf registration process, we may offer from time to time up to $20,000,000 in the aggregate, inclusive of any exercise price thereof, of the following securities: (1) shares of our common stock; (2) warrants to purchase shares of our common stock; or (3) any combination of the foregoing.

Preferred Dividends

On February 1, 2007, the Board of Directors declared a dividend on the Series B Preferred Stock of all outstanding and cumulative dividends through December 31, 2006. The total dividend of $38,458 will be paid on February 15, 2007.

Share Rights Plan

On February 1, 2007, the Board of Directors adopted a share rights plan. The plan grants to the Company’s common shareholders a right to purchase a fractional share of preferred stock for each outstanding common share held of record at the close of business on February 16, 2007, or alternatively (in lieu of purchasing preferred stock) entitles its registered holder to purchase $50 of the Company common stock at a price of $25 per share, subject to adjustment. This purchase right generally cannot be exercised by the Company’s common shareholders to purchase stock until after a person or group acquires beneficial ownership of 15% or more of the Company's voting stock. However, the purchase rights held by the person or group that acquires 15% voting power will automatically become void and they will be unable to exercise their rights to purchase any shares of stock of the Company.

In addition, upon a merger or similar transaction resulting in an acquisition of the Company, each exercisable purchase right can be exercised by its holder to purchase common stock of the acquiring company with a market value of twice the right's exercise price. The purchase rights will expire on February 16, 2017.

Until a person or group acquires 15% or more of the Company's voting stock, the Board of Directors may redeem the rights for $.001 per right (subject to adjustment). In certain events, the Board of Directors may also exchange the rights for shares of the Company common stock, delay or temporarily suspend the exercisability of the rights or reduce the 15 percent stock ownership threshold to not less than 10 percent.

By-Law Amendments

On February 1, 2007, the Board of Directors adopted by-law amendments requiring advance notice to the Company of shareholder business proposals and director nominations. These amendments will take effect for the 2008 Annual Shareholder Meeting.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
IsoRay, Inc.
Richland, Washington

We have audited the accompanying consolidated balance sheets of IsoRay, Inc. and Subsidiary (“the Company”) (see Note 1) as of June 30, 2006 and 2005, and the related consolidated statements of operations, changes in shareholders’ equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the consolidated financial position of IsoRay, Inc. and Subsidiary as of June 30, 2006 and 2005, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, certain conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ DeCoria, Maichel & Teague, P.S.

Spokane, Washington
September 26, 2006

IsoRay, Inc. and Subsidiary
Consolidated Balance Sheets

	June 30,
	2006	2005

ASSETS

Current assets:
Cash and cash equivalents	$2,207,452	$1,653,144
Accounts receivable, net of allowance for doubtful accounts of $85,183 and $17,075, respectively	596,447	49,969
Inventory	161,381	81,926
Prepaid expenses	161,546	181,266

Total current assets	3,126,826	1,966,305

Fixed assets, net of accumulated depreciation	1,642,293	842,323
Deferred financing costs, net of accumulated amortization	274,358	548,837
Licenses, net of accumulated amortization	273,475	18,656
Other assets, net of accumulated amortization	338,987	226,263

Total assets	$5,655,939	$3,602,384

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

Current liabilities:
Accounts payable and accrued expenses	$584,296	$695,588
Accrued payroll and related taxes	614,645	157,924
Accrued interest payable	11,986	41,325
Notes payable, due within one year	51,351	43,116
Capital lease obligations, due within one year	183,554	9,604
Convertible debentures payable, due within one year	455,000	-

Total current liabilities	1,900,832	947,557

Notes payable, due after one year	581,557	562,224
Capital lease obligations, due after one year	220,415	19,584
Convertible debentures payable, due after one year	-	3,587,875
Asset retirement obligation	67,425	-

Total liabilities	2,770,229	5,117,240

Shareholders' equity (deficit):
Preferred stock, $.001 par value; 6,000,000 shares authorized:
Series A: 1,000,000 shares allocated; no shares issued and outstanding	-	-
Series B: 5,000,000 shares allocated; 144,759 and 1,338,167 shares issued and outstanding	145	1,338
Common stock, $.001 par value; 194,000,000 and 100,000,000 shares authorized; 15,157,901 and 6,163,623 shares issued and outstanding	15,158	6,164
Subscriptions receivable	(6,122,007)	-
Additional paid-in capital	22,538,675	3,805,773
Accumulated deficit	(13,546,261)	(5,328,131)

Total shareholders' equity (deficit)	2,885,710	(1,514,856)

Total liabilities and shareholders' equity (deficit)	$5,655,939	$3,602,384

The accompanying notes are an integral part of these financial statements.

IsoRay, Inc. and Subsidiary
Consolidated Statements of Operations

	Year ended June 30,
	2006	2005

Product sales	$1,994,306	$201,731
Cost of product sales	3,815,122	1,474,251

Gross loss	(1,820,816)	(1,272,520)

Operating expenses:
Research and development	450,425	137,532
Sales and marketing expenses	1,420,500	701,822
General and administrative expenses	3,503,522	1,871,325

Total operating expenses	5,374,447	2,710,679

Operating loss	(7,195,263)	(3,983,199)

Non-operating income (expense):
Interest income	51,744	2,394
Financing expense	(689,100)	(167,493)
Loss on disposal of fixed assets	-	(120,890)
Debt conversion expense (Note 11)	(385,511)	-

Non-operating income (expense), net	(1,022,867)	(285,989)

Net loss	$(8,218,130)	$(4,269,188)

Basic loss per share	$(0.68)	$(0.78)

Shares used in computing net loss per share:
Basic	12,051,964	5,470,046

The accompanying notes are an integral part of these financial statements.

IsoRay, Inc. and Subsidiary
Consolidated Statement of Changes in Shareholders' Equity (Deficit)

	IsoRay, Inc. (MN)(1)						IsoRay Medical, Inc.
	Series B Preferred Stock		Common Stock		IsoRay, Inc. (WA) Common Stock (2)		Series B Preferred Stock		Common Stock		Subscriptions	Additional Paid-in	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Receivable	Capital	Deficit	Total

Balances at June 30, 2004	-	$-	-	$-	2,767,700	$2,768	-	$-	8,424	$8	$-	$1,369,910	$(1,058,943)	$313,743

Issuance of IsoRay, Inc. (WA) common shares pursuant to exercise of options					71,580	71						71,509		71,580
Issuance of IsoRay, Inc. (WA) common shares as compensation					57,025	57						56,968		57,025
Issuance of IsoRay Products LLC member shares for cash, net of offering costs												303,743		303,743
Merger of IsoRay, Inc (WA) and IsoRay Products LLC into IsoRay Medical, Inc.					(2,896,305)	(2,896)	1,249,832	1,249	5,195,205	5,196		(3,549)		-
Reversal of dividends accrued by IsoRay Products LLC												91,765		91,765
Issuance of IsoRay Medical, Inc. common shares for cash pursuant to private placement, net of offering costs									644,828	645		1,355,933		1,356,578
Issuance of IsoRay Medical, Inc. common shares pursuant to exercise of warrants granted in connection with private placement									109,296	109		64,766		64,875
Issuance of IsoRay Medical, Inc. common shares as inducement for guarantee of debt									177,856	178		348,203		348,381
Issuance of IsoRay Medical, Inc. common shares as partial payment for laser welding stations									25,526	26		49,974		50,000
Issuance of Series B preferred shares pursuant to exercise of warrants							90,823	91				96,651		96,742
Exchange of Series B preferred shares for IsoRay Medical, Inc. common shares							(2,488)	(2)	2,488	2		-		-
Payments to common shareholders in lieu of issuing fractional shares												(100)		(100)
Net loss													(4,269,188)	(4,269,188)

Balances at June 30, 2005	-	-	-	-	-	-	1,338,167	1,338	6,163,623	6,164	-	3,805,773	(5,328,131)	(1,514,856)

Merger of IsoRay, Inc. (formerly Century Park Pictures Corporation) and IsoRay Medical, Inc., net of fractional shares paid in cash (see Note 1)	1,338,132	1,338	6,163,518	6,164			(1,338,167)	(1,338)	(6,163,623)	(6,164)				-
Common stock held by shareholders of Century Park Picture Corporation after the reverse acquisition			2,498,534	2,499								8,733		11,232
Issuance of common shares as payment for merger consulting services			168,472	169								329,831		330,000
Payments to shareholders in lieu of issuing fractional shares												(734)		(734)
Issuance of preferred stock pursuant to exercise of warrants	8,708	8										6,977		6,985
Issuance of preferred stock pursuant to exercise of warrants paid by surrending a partial note payable	44,788	45										48,268		48,313
Issuance of common stock pursuant to exercise of warrants			84,147	84								49,866		49,950
Issuance of common stock pursuant to exercise of options			101,284	101								119,476		119,577
Conversion of preferred stock to common stock	(1,246,869)	(1,246)	1,246,869	1,246										-
Exchange of convertible debentures payable to common stock			911,271	911								3,681,964		3,682,875
Issuance of warrants pursuant to short-term inducement to convert debentures												385,511		385,511
Issuance of warrants as inducement for note payable from shareholder (see Note 9)												60,000		60,000
Issuance of common stock pursuant to the October 2005 privateplacement, net of offering costs			1,500,000	1,500								5,406,626		5,408,126
Issuance of common stock pursuant to the February 2006 private placement, net of offering costs			268,889	269								1,107,955		1,108,224
Issuance of common stock to Mercatus subject to a subscription receivable agreement			1,748,146	1,748							(6,122,007)	6,120,259		-
Issuance of common stock for payment of invoices			39,007	39								184,996		185,035
Issuance of common stock pursuant to the June 2006 warrant exercise solicitation, net of offering costs			427,764	428								1,223,174		1,223,602
Net loss													(8,218,130)	(8,218,130)
Balances at June 30, 2006	144,759	$145	15,157,901	$15,158	-	$-	-	$-	-	$-	$(6,122,007)	$22,538,675	$(13,546,261)	$2,885,710

1. IsoRay, Inc (MN) is the current registrant (formerly Century Park Pictures Corporation) and a Minnesota corporation.

2. IsoRay, Inc. (WA) is a former Washington corporation which was merged into IsoRay Medical, Inc. in fiscal year 2005.

The accompanying notes are an integral part of these financial statements.

IsoRay, Inc. and Subsidiary
Consolidated Statements of Cash Flows

	Year ended June 30,
	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(8,218,130)	$(4,269,188)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation and amortization of fixed assets	271,060	140,099
Amortization of deferred financing costs and other assets	384,266	82,358
Accretion of asset retirement obligation	4,385	-
Loss on disposal of fixed assets	-	120,890
Merger consulting fees paid by issuance of common stock	330,000	-
Consulting and repair fees paid by issuance of common stock	39,750	57,025
Rent expense paid by issuance of common stock	90,026	-
Debt conversion expense (Note 11)	385,511	-
Changes in operating assets and liabilities:
Accounts receivable, net	(546,478)	(49,969)
Inventory	(79,455)	(62,200)
Prepaid expenses	41,252	(104,133)
Accounts payable and accrued expenses	(132,646)	566,567
Accrued payroll and related taxes	456,721	99,914
Accrued interest payable	(29,339)	33,090

Net cash used by operating activities	(7,003,077)	(3,385,547)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of fixed assets	(474,795)	(724,029)
Additions to licenses and other assets	(395,201)	(431,438)
Cash acquired in reverse acquisition (Note 1)	32,587	-

Net cash used by investing activities	(837,409)	(1,155,467)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of notes payable, net of financing costs	646,542	315,000
Proceeds from sales of convertible debentures payable	550,000	3,587,875
Principal payments on notes payable	(592,790)	(23,653)
Principal payments on capital lease obligations	(124,688)	(2,914)
Proceeds from cash sales of common shares pursuant to private placement, net of offering costs	6,516,350	1,847,511
Proceeds from cash sales of preferred stock, pursuant to exercise of warrants	6,985	-
Proceeds from cash sales of common stock, pursuant to exercise of warrants	49,950	-
Proceeds from cash sales of common stock, pursuant to exercise of options	119,577	-
Proceeds from cash sales of common stock, pursuant to June 2006 warrant exercises	1,223,602	-
Payments to common shareholders in lieu of issuing fractional shares	(734)	(100)

Net cash provided by financing activities	8,394,794	5,723,719

Net increase in cash and cash equivalents	554,308	1,182,705
Cash and cash equivalents, beginning of period	1,653,144	470,439

CASH AND CASH EQUIVALENTS, END OF PERIOD	$2,207,452	$1,653,144

Supplemental disclosures of cash flow information:
Cash paid for interest	$361,832	$57,657

Non-cash investing and financing activities:
Exchange of convertible debentures payable for shares of common stock	$3,682,875	$-
Fixed assets acquired by capital lease obligations	507,947	32,102
Increase in PP&E related to asset retirement obligation	63,040
Issuance of common shares as partial payment for production equipment	25,248	50,000
Issuance of common shares as partial payment of notes payable	48,313	-
Liabilities acquired in acquisition	21,355	-
Prepaid rent paid by issuance of common stock	120,036	-
Issuance of warrants as an inducement for a note payable	60,000	-
Issuance of preferred shares for debt reduction	-	46,007
Issuance of common shares as compensation for guarantee of debt	-	348,381
Reversal of dividends payable to IsoRay Products LLC members	-	(91,765)

The accompanying notes are an integral part of these financial statements.

IsoRay, Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2006 and 2005

1. Organization

Historical Organization

Century Park Pictures Corporation (“Century”) was organized under Minnesota law in 1983. Century is a public company subject to the periodic reporting requirements of the Securities Exchange Act of 1934.

Century had no operations since its fiscal year ended September 30, 1999 through June 30, 2005.

Merger Transaction

On May 27, 2005, IsoRay Medical, Inc. (“Medical”) entered into a merger agreement with Century to merge with Century’s newly-formed, wholly-owned subsidiary.

On July 28, 2005, the merger transaction closed. As a result of the merger, Medical became a wholly-owned subsidiary of Century, which concurrently changed its name to IsoRay, Inc. (“IsoRay” or “the Company”).

IsoRay issued shares of its common and preferred stock to the holders of common and preferred stock of Medical at a rate of 0.842362 share of IsoRay’s stock for each share of Medical’s stock. Options and warrants to purchase common and preferred stock of Medical were also converted at the same rate into options and warrants to purchase common and preferred stock of IsoRay, Inc. On a fully-diluted basis, Medical’s shareholders owned approximately 82% of IsoRay’s outstanding securities.

Management believes the transaction was structured to qualify as a non-taxable reorganization under Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended.

Financial Presentation

Medical, a Delaware corporation, was incorporated effective June 15, 2004 to develop, manufacture and sell isotope-based medical products and devices for the treatment of cancer and other diseases. Medical is headquartered in Richland, Washington.

Medical was formed for the purpose of combining the operations of IsoRay, Inc. (a former Washington corporation) (“IsoRay (WA)”) and its subsidiary, IsoRay Products LLC, two companies that shared common ownership and management with Medical. Medical’s management initiated a merger transaction effective October 1, 2004, in order to accomplish the combining of operations.

Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations, requires that following a merger the accounting acquirer’s financial statements should be used for historical comparisons. Although the legal acquirer was Century, for accounting purposes Medical was the acquirer and as such Medical’s historical financial statements are shown for comparative purposes. Also for accounting purposes, the merger was accounted for as though it happened on July 1, 2005.

As part of the reverse merger, Medical acquired cash of $32,587 and accounts payable of $21,355.

2. Summary of Significant Accounting Policies

Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary (collectively the “Company”). All significant intercompany accounts and transactions have been eliminated.

Basis of Presentation

During the fourth quarter of fiscal year 2005, Medical’s management determined that Medical had emerged from the development stage, inasmuch as its planned principal operations had commenced. Prior to that time, Medical’s activities had consisted primarily of conducting research and development and soliciting equity and debt financing. Accordingly, the Company’s financial statements are no longer presented as those of a development stage enterprise as they were in prior periods, as prescribed by Statement of Financial Accounting Standards (SFAS) No. 7, Accounting and Reporting by Development Stage Enterprises.

Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Accounts Receivable

Accounts receivable are stated at the amount that management of the Company expects to collect from outstanding balances. Management provides for probable uncollectible amounts through an allowance for doubtful accounts. Additions to the allowance for doubtful accounts are based on management’s judgment, considering historical write-offs, collections and current credit conditions. Balances which remain outstanding after management has used reasonable collection efforts are written off through a charge to the allowance for doubtful accounts and a credit to the applicable accounts receivable. Payments received subsequent to the time that an account is written off are considered bad debt recoveries.

Inventory

Inventory is reported at the lower of cost or market, determined using the weighted average method, or net realizable value.

Fixed Assets

Fixed assets are carried at the lower of cost or net realizable value. Production equipment with a cost of $2,500 or greater, and other fixed assets with a cost of $1,000 or greater are capitalized. Major betterments that extend the useful lives of assets are also capitalized. Normal maintenance and repairs are charged to expense as incurred. When assets are sold or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in operations.

Depreciation is computed using the straight-line method over the following estimated useful lives:
Production equipment	7 years
Office equipment	5 years
Furniture and fixtures	5 years

Leasehold improvements and capital lease assets are amortized over the shorter of the life of the lease or the estimated life of the asset.

The Company has adopted the provisions of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The provisions of SFAS No. 144 require that an impairment loss be recognized when the estimated future cash flows (undiscounted and without interest) expected to result from the use of an asset are less than the carrying amount of the asset. Measurement of an impairment loss is based on the estimated fair value of the asset if the asset is expected to be held and used.

Management of the Company periodically reviews the net carrying value of all of its equipment on an asset by asset basis. These reviews consider the net realizable value of each asset, as measured in accordance with the preceding paragraph, to determine whether an impairment in value has occurred, and the need for any asset impairment write-down.

Although management has made its best estimate of the factors that affect the carrying value based on current conditions, it is reasonably possible that changes could occur which could adversely affect management's estimate of net cash flows expected to be generated from its assets, and necessitate asset impairment write-downs.

Deferred Financing Costs

Financing costs related to the acquisition of debt are deferred and amortized over the term of the related debt using the effective interest method. Deferred financing costs include the fair value of shares issued to certain shareholders for their guarantee of certain Company debt (see Notes 8 and 9). Amortization of deferred financing costs, totaling $296,608 and $76,746 for the years ended June 30, 2006 and 2005, respectively, is included in financing expense on the statements of operations.

Licenses

Amortization of licenses is computed using the straight-line method over the estimated economic useful lives of the assets. In fiscal year 2006, the Company entered into an agreement with IBt, SA, a Belgian company (“IBt”) to use IBt’s proprietary “Ink Jet” production process and paid to IBt $275,000. The IBt license is being amortized over the 15 year term of the license. Amortization of licenses was $20,530 and $2,674 for the years ended June 30, 2006 and 2005, respectively.

The Company periodically reviews the carrying values of licenses in accordance with SFAS No. 144 and any impairments are recognized when the expected future operating cash flows to be derived from such assets are less than their carrying value.

Based on the licenses recorded at June 30, 2006, and assuming no subsequent impairment of the underlying assets, the annual amortization expense for each fiscal year ended June 30th, is expected to be as follows: $20,224 for 2007, $20,224 for 2008, $20,224 for 2009, $18,600 for 2010, and $18,333 for 2010.

Other Assets

Other assets, which include deferred charges and patents, are stated at cost, less accumulated amortization. Amortization of patents is computed using the straight-line method over the estimated economic useful lives of the assets. The Company periodically reviews the carrying values of patents in accordance with SFAS No. 144 and any impairments are recognized when the expected future operating cash flows to be derived from such assets are less than their carrying value.

Based on the patents and other intangible assets recorded in other assets at June 30, 2006, and assuming no subsequent impairment of the underlying assets, the annual amortization expense for each fiscal year ended June 30th, is expected to be as follows: $10,790 for 2007, $4,826 for 2008, $1,843 for 2009, $1,843 for 2010, and $1,843 for 2010.

Asset Retirement Obligation

SFAS No. 143, Asset Retirement Obligations, establishes standards for the recognition, measurement and disclosure of legal obligations associated with the costs to retire long-lived assets. Accordingly, under SFAS No. 143, the fair value of the future retirement costs of the Company’s leased assets are recorded as a liability on a discounted basis when it is incurred and an equivalent amount is capitalized to property and equipment. The initial recorded obligation, which has been discounted using the Company’s credit-adjusted risk free-rate, will be reviewed periodically to reflect the passage of time and changes in the estimated future costs underlying the obligation. The Company amortizes the initial amount capitalized to property and equipment and recognizes accretion expense in connection with the discounted liability over the estimated remaining useful life of the leased assets.

During the years ended June 30, 2006 and 2005, the asset retirement obligation changed as follows:

2006
Beginning balance	$-
New obligations	63,040
Accretion of discount	4,385

Ending balance	$67,425

Financial Instruments

The Company discloses the fair value of financial instruments, both assets and liabilities, recognized and not recognized in the balance sheet, for which it is practicable to estimate the fair value. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than a forced liquidation sale.

The carrying amounts of financial instruments, including cash and cash equivalents; accounts receivable; accounts payable; notes payable; capital lease obligations; and convertible debentures payable, approximated their fair values at June 30, 2006 and 2005.

Revenue Recognition

The Company applies the provisions of SEC Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition. SAB No. 104, which supersedes SAB No. 101, Revenue Recognition in Financial Statements, provides guidance on the recognition, presentation and disclosure of revenue in financial statements. SAB No. 104 outlines the basic criteria that must be met to recognize revenue and provides guidance for the disclosure of revenue recognition policies. The Company recognizes revenue related to product sales when (i) persuasive evidence of an arrangement exists, (ii) shipment has occurred, (iii) the fee is fixed or determinable, and (iv) collectibility is reasonably assured.

Revenue for the fiscal years ended June 30, 2006 and 2005 was derived solely from sales of the 131Cs brachytherapy seed, which is used in the treatment of cancer. The Company recognizes revenue once an order has been received and shipped to the customer. Prepayments, if any, received from customers prior to the time that products are shipped are recorded as deferred revenue. In these cases, when the related products are shipped, the amount recorded as deferred revenue is recognized as revenue. The Company accrues for sales returns and other allowances at the time of shipment.

Stock-Based Compensation

SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, requires companies to recognize stock-based expense based on the estimated fair value of employee stock options. Alternatively, SFAS No. 123 allows companies to retain the current approach set forth in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), provided that expanded footnote disclosure is presented. The Company has not adopted the fair value method of accounting for stock-based compensation under SFAS No. 123, but provides the pro forma disclosure required when appropriate (see Note 12).

Research and Development Costs

Research and development costs, including salaries, research materials, administrative expenses and contractor fees, are charged to operations as incurred. The cost of equipment used in research and development activities which has alternative uses is capitalized as part of fixed assets and not treated as an expense in the period acquired. Depreciation of capitalized equipment used to perform research and development is classified as research and development expense in the year computed.

Advertising and Marketing Costs

Advertising and marketing costs are expensed as incurred except for the cost of tradeshows which are deferred until the tradeshow occurs.

Shipping and Handling Costs

Shipping and handling costs are expensed as incurred and included in cost of product sales.

Legal Contingencies

In the ordinary course of business, the Company is involved in legal proceedings involving contractual and employment relationships, product liability claims, patent rights, and a variety of other matters. The Company records contingent liabilities resulting from asserted and unasserted claims against it, when it is probable that a liability has been incurred and the amount of the loss is reasonably estimable. The Company discloses contingent liabilities when there is a reasonable possibility that the ultimate loss will exceed the recorded liability. Estimating probable losses requires analysis of multiple factors, in some cases including judgments about the potential actions of third-party claimants and courts. Therefore, actual losses in any future period are inherently uncertain. Currently, the Company does not believe any probable legal proceedings or claims will have a material impact on its financial position or results of operations. However, if actual or estimated probable future losses exceed the Company’s recorded liability for such claims, it would record additional charges as other expense during the period in which the actual loss or change in estimate occurred.

Income Taxes

Income taxes are accounted for under the liability method. Under this method, the Company provides deferred income taxes for temporary differences that will result in taxable or deductible amounts in future years based on the reporting of certain costs in different periods for financial statement and income tax purposes. This method also requires the recognition of future tax benefits such as net operating loss carryforwards, to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment of the change.

Income (Loss) Per Common Share

The Company accounts for its income (loss) per common share according to SFAS No. 128, Earnings Per Share. Under the provisions of SFAS No. 128, primary and fully diluted earnings per share are replaced with basic and diluted earnings per share. Basic earnings per share is calculated by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding, and does not include the impact of any potentially dilutive common stock equivalents. Common stock equivalents, including warrants to purchase the Company's common stock and common stock issuable upon the conversion of notes payable, are excluded from the calculations when their effect is antidilutive. Basic weighted average shares outstanding for the year ended June 30, 2005 have been adjusted to reflect the exchange ratio contained in the merger transaction dated July 28, 2005 (see Note 1). At June 30, 2006 and 2005, the calculation of diluted weighted average shares does not include preferred stock, options, or warrants that are potentially convertible into common stock as those would be antidilutive due to the Company’s net loss position.

Securities that could be dilutive in the future as of June 30, 2006 and 2005 are as follows:

	2006	2005
Preferred stock	144,759	1,338,167
Preferred stock warrants	179,512	233,008
Common stock warrants	2,502,769	136,158
Common stock options	3,129,692	2,237,802
Convertible debentures	109,639	864,548

Total potential dilutive securities	6,066,371	4,809,683

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management of the Company to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Accordingly, actual results could differ from those estimates and affect the amounts reported in the financial statements.

Reclassification Entries

Certain reclassifications, primarily the separate disclosure of deferred financing costs and licenses, have been made to the 2005 financial statements to conform to the presentation in the 2006 financial statements.

3. Risks and Uncertainties

The Company’s financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business. However, our large operating losses and accumulated deficit, among other things, raise substantial doubt about our ability to continue as a going concern. Management plans to raise additional financing (including the sale of additional equity or borrowings) and grow the revenues of our core product while continually analyzing other market opportunities. However, no assurance can be given that such financing will be completed on terms acceptable to the Company or that the Company will be able to meet its revenue targets. If the Company is unable to obtain additional financing and grow revenues, we may have to curtail our business or cease operations. The financial statements do not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

4. Inventory

Inventory consists of the following at June 30, 2006 and 2005:

	2006	2005
Raw materials	$61,531	$27,659
Work in process	67,906	54,267
Finished goods	31,944	-

	$161,381	$81,926

The cost of materials and production costs contained in inventory that are not useable due to the passage of time, and resulting loss of bio-effectiveness, are written off to cost of product sales at the time it is determined that the product is not useable. It is not possible to determine what portion of cost of product sales is represented by “spoilage.”

5. Prepaid Expenses

Prepaid expenses consist of the following at June 30, 2006 and 2005:

	2006	2005
Prepaid contract work	$7,913	$65,328
Prepaid insurance	21,340	15,853
Prepaid rent	30,009	-
Other prepaid expenses	102,284	100,085

	$161,546	$181,266

6. Fixed Assets

Fixed assets consist of the following at June 30, 2006 and 2005:

	2006	2005
Production equipment	$590,908	$399,448
Office equipment	70,060	31,028
Furniture and fixtures	100,653	7,736
Leasehold improvements	652,404	138,692
Capital lease assets (a)	599,738	34,049
Construction in progress	34,254	366,034

	2,048,017	976,987
Less accumulated depreciation	(405,724)	(134,664)

	$1,642,293	$842,323

(a) June 30, 2006 balance includes asset retirement addition of $63,040.

Depreciation and amortization expense related to fixed assets totaled $271,060 and $140,099 for 2006 and 2005, respectively. Accumulated amortization of capital lease assets totaled $55,644 at June 30, 2006.

7. Other Assets

Other assets, net of accumulated amortization, consist of the following at June 30, 2006 and 2005:

	2006	2005
Deferred charges	$318,885	$204,649
Patents and trademarks, net of
accumulated amortization of
$13,831 and $12,318	20,102	21,614
	$338,987	$226,263

Deferred charges consist of prepaid legal fees for patents which have not yet been obtained, and prepayments and deposits on fixed assets and contracts. Amortization of patents and trademarks was $1,513 and $2,938 for the years ended June 30, 2006 and 2005, respectively.

8. Bank Line of Credit

The Company has a $375,000 revolving line of credit with Columbia River Bank that expires on March 1, 2007. Amounts outstanding under the line bear interest at the bank’s reference rate (Wall Street Journal Prime Rate, which was 8.25% at June 30, 2006) plus 2.0%. The line of credit is collateralized by all accounts receivable and inventory, and is personally guaranteed by certain shareholders up to $375,000 (see Note 12). The Company had no borrowings under the line of credit at June 30, 2006.

9. Notes Payable

Notes payable consist of the following at June 30, 2006 and 2005:

	2006	2005
Tri-City Industrial Development Council
(TRIDEC) note payable (a)	$10,000	$20,000
Benton-Franklin Economic Development
District (BFEDD) note payable (b)	204,237	222,693
Columbia River Bank note payable (c)	-	43,654
Convertible notes payable (d)	-	318,993
Hanford Area Economic Investment Fund
Committee (HAEIFC) note payable (e)	418,671	-

	632,908	605,340
Less amounts due within one year	(51,351)	(43,116)

Amounts due after one year	$581,557	$562,224

(a)
This is a non-interest bearing note, due in annual installments of $10,000, maturing August 2006. The note payable to TRIDEC bears no interest, but has not been discounted because the note was exchanged solely for cash.

(b)
The note payable to BFEDD, which is collateralized by substantially all of the Company’s assets, and guaranteed by certain shareholders, was executed pursuant to a Development Loan Agreement. The note contains certain restrictive covenants relating to: working capital; levels of long-term debt to equity; incurrence of additional indebtedness; payment of compensation to officers and directors; and payment of dividends. The note is payable in monthly installments including interest at 8.0% per annum with a final balloon payment due in October 2009. At June 30, 2006, the Company was not in compliance with certain of the covenants. The Company has obtained a waiver from BFEDD, relating to these covenants, through June 30, 2007.

(c)	During fiscal year 2006, the Company repaid the note payable to Columbia River Bank from cash on hand.
(d)
The merger agreement between Medical, IsoRay (WA), and IsoRay Products LLC (see Note 1) provided the former note holders of IsoRay Products LLC with the option of exchanging their notes for IsoRay Medical, Inc. Series A preferred shares, or receiving IsoRay Medical, Inc. notes payable with substantially the same terms and conditions as their IsoRay Products LLC notes. None of the IsoRay Products LLC note holders elected to receive IsoRay Medical, Inc. Series A preferred shares. Accordingly, all the note holders (i.e., investors) were issued convertible notes. Note holders can convert principal and accrued interest on their outstanding balances into Series B preferred shares by exercising the warrants that were issued to them in connection with the merger (see Note 1). The notes accrued interest at 10%, which was paid quarterly, and were scheduled to mature in 2006 and 2007. All of the notes were converted into preferred shares or repaid during 2006.

(e)
In June 2006, the Company entered into a note payable with HAEIFC, which is collateralized by receivables, inventory, equipment, and certain life insurance policies. The total note payable facility is for $1.4 million and is to be used to purchase production equipment. In June 2006, the Company requested an initial disbursement of approximately $400,000. The note contains certain restrictive covenants relating to: financial ratios; payment of compensation to officers and directors; and payment of dividends. The note accrues interest at 9% and is payable in monthly installments with the final installment due in July 2016.

On October 14, 2005, the Company borrowed $250,000 under a short-term note payable from a shareholder who was later appointed to the Board of Directors in April 2006. The note, which bore interest at the rate of 10.0%, was paid in full on its due date of December 1, 2005. In connection with the loan, the Company granted a warrant to purchase 12,500 shares of common stock at an aggregate total exercise price of $10. The Company recorded financing expenses of $60,000 related to the issuance of these warrants.

Principal maturities on notes payable are due as follows:

Year ending June 30,
2007	$51,351
2008	49,072
2009	53,593
2010	179,068
2011	38,204
Thereafter	261,620

$632,908

10. Capital Lease Obligations

The Company leases certain equipment under long-term agreements that represent capital leases. Future minimum lease payments under capital lease obligations are as follows:

Year ending June 30,
2007	$232,336
2008	215,057
2009	27,627
2010	-
2011	-
Thereafter	-

Total future minimum lease payments	475,020
Less amounts representing interest	(71,051)

Present value of net minimum lease payments	403,969
Less amounts due in one year	(183,554)

Amounts due after one year	$220,415

11. Convertible Debentures Payable

Through June 30, 2005, the Company had sold $3,587,875 of convertible debentures pursuant to the January 31, 2005 Offering (see Note 12). In July 2005, the Company sold an additional $550,000 of these convertible debentures. The debentures, which bear interest at 8% and mature two years from the date of issuance (through June 2007), can be converted into shares of the Company’s common stock at a rate of $4.15 per share plus, at the discretion of the Company, either a cash payment for accrued interest, or that number of common shares equal to the amount of unpaid accrued interest at $4.15 per share.

After the debentures had been outstanding for six months, the Company could, at its option, prepay them, in whole or in part, by paying the principal and interest accrued through the date of the prepayment. If only a portion of the debenture is prepaid, a new debenture with substantially the same terms and conditions will be issued to the debenture holder for the remaining principal balance.

On December 13, 2005, the Board of Directors announced a short-term conversion inducement to current holders of the convertible debentures, originally issued in conjunction with the January 31, 2005 Private Placement Offering. Holders were permitted two conversion options: 1) convert under the original terms of the debenture to the Company’s common stock at a $4.15 conversion price, and register the newly issued shares in the Form SB-2 Registration Statement filed with the SEC on November 10, 2005, or 2) convert under terms essentially identical to those offered to purchasers of Units in the Offering of October 17, 2005 - a $4.00 conversion price and one callable warrant to purchase one share of the Company's common stock at an exercise price of $6.00 per share for each share issued upon conversion (waiving registration rights for approximately one year). As of June 30, 2006, holders of $3,682,875 of debentures had converted to common stock of the Company, responding to the inducement of the second exercise method described above. As of June 30, 2006, the Company had issued 911,271 shares of common stock (including approximately 23,840 incremental shares not previously available to holders of debentures under the original conversion terms), and 659,469 warrants to purchase shares of common, exercisable at $6.00 per share. As of June 30, 2006, the Company recognized $385,511 in non-cash short-term inducement expense, in accordance with SFAS No. 84.

12. Shareholders’ Equity (Deficit)

The authorized capital structure of the Company consists of $.001 par value preferred stock and $.001 par value common stock.

Preferred Stock

The Company's Certificate of Incorporation authorizes 6,000,000 shares of $0.001 par value preferred stock available for issuance with such rights and preferences, including liquidation, dividend, conversion and voting rights, as described below.

Series A

Series A preferred shares are entitled to a 10% dividend annually on the stated par value per share. These shares are convertible into shares of common stock at the rate of one share of common stock for each share of Series A preferred stock, and are subject to automatic conversion into common stock upon the closing of an underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of common stock in which the gross proceeds to the Company are at least $4 million. Series A preferred shareholders have voting rights equal to the voting rights of common stock, except that the vote or written consent of a majority of the outstanding preferred shares is required for any changes to the Company’s Certificate of Incorporation, Bylaws or Certificate of Designation, or for any bankruptcy, insolvency, dissolution or liquidation of the Company. Upon liquidation of the Company, the Company’s assets are first distributed ratably to the Series A preferred shareholders. At June 30, 2006, there were no Series A preferred shares outstanding.

Series B

Series B preferred shares are entitled to a cumulative 15% dividend annually on the stated par value per share. These shares are convertible into shares of common stock at the rate of one share of common stock for each share of Series B preferred stock, and are subject to automatic conversion into common stock upon the closing of an underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of common stock in which the gross proceeds to the Company are at least $4 million. Series B preferred shareholders have voting rights equal to the voting rights of common stock, except that the vote or written consent of a majority of the outstanding preferred shares is required for any changes to the Company’s Certificate of Incorporation, Bylaws or Certificate of Designation, or for any bankruptcy, insolvency, dissolution or liquidation of the Company. Upon liquidation of the Company, the Company’s assets are first distributed ratably to the Series A preferred shareholders, then to the Series B preferred shareholders. At June 30, 2006, there were 144,759 Series B preferred shares outstanding and cumulative dividends in arrears were $39,356.

In addition to the shares of common stock and Series B preferred stock issued pursuant to the merger transaction (see Note 1), the Company had the following transactions that affected shareholders’ equity (deficit) during the years ended June 30, 2006 and 2005.

IsoRay, Inc. June 2006 Warrant Exercise Solicitation

In June 2006, the Board of Directors approved a limited one-time discount of the exercise price of outstanding warrants (with exercise prices over $3.00) to $3.00 per share of common stock if the warrants were exercised on or before June 30, 2006.  The warrants were primarily held by investors who purchased them as part of the Company’s October 2005 and February 2006 private placement offerings. The Company issued 427,764 common shares and raised $1,223,602, net of offering costs, through this warrant exercise solicitation.

IsoRay, Inc. February 2006 Private Placement

On February 1, 2006 the Company commenced an offering of Investment Units (“Units”) for sale, pursuant to a Private Placement Offering (the “February 2006 Offering”), which management believes was exempt from registration under the Securities Act of 1933 ("the Act") pursuant to Section 4(2) of the Act and Rule 506 of Regulation D. The February 2006 Offering consisted of a maximum of 89 Units, each Unit consisting of 5,000 shares of common stock and a warrant to purchase 5,000 shares of common stock at an exercise price of $6.50 per share. The Units were sold for $22,500 per Unit. The Company closed this offering on February 24, 2006. Approximately $1.1 million, net of offering costs, was raised under the February 2006 Offering.

IsoRay, Inc. Subscriptions Receivable

On December 7, 2005, the Company entered into a SICAV ONE Securities Purchase Agreement and a SICAV TWO Securities Purchase Agreement (collectively, the "Purchase Agreements") with Mercatus & Partners, Limited, a United Kingdom private limited company ("Mercatus"). The Purchase Agreements permitted Mercatus to purchase 1,748,146 shares of the Company's common stock at a purchase price of $3.502 per share subject to receipt of funding. As no funding had been received, on May 18, 2006, the Company requested immediate return of the certificates representing all shares of common stock to which Mercatus had previously subscribed in accordance with the terms of the Purchase Agreements. The Purchase Agreements call for return of certificates within ten days if funding is not received within two days of receipt of the notice. After significant delay and the Company's attainment of a court order, the share certificates were returned. On August 8, 2006, the share certificates were cancelled and the Purchase Agreements were terminated (see Note 17).

IsoRay, Inc. October 2005 Private Placement

On January 30, 2006 the Company closed an offering of Units for sale, pursuant to a Private Placement Offering (“the October 2005 Offering”) of October 17, 2005, which management believes was exempt from registration under the Securities Act of 1933 ("the Act") pursuant to Section 4(2) of the Act and Rule 506 of Regulation D. The October 2005 Offering consisted of a maximum of 200 Units, each Unit consisting of 5,000 shares of common stock and a warrant to purchase 5,000 shares of common stock at an exercise price of $6.00 per share. This maximum was increased, pursuant to the terms of the October 2005 Offering, at the sole discretion of the Company, to a maximum of 300 Units. The Units were sold for $20,000 per Unit. Approximately $5.4 million, net of offering costs, was raised under the October 2005 Offering.

IsoRay Medical, Inc. January 2005 Private Placement

In January 2005, Medical commenced an offering (“the January 2005 Offering”) of up to $2,000,000 of 8% convertible debentures (see Note 11) to accredited investors in a private placement, which management believes was exempt from registration under the Securities Act of 1933 ("the Act") pursuant to Section 4(2) of the Act and Rule 506 of Regulation D. On May 27, 2005, Medical amended and restated the January 2005 Offering to increase the maximum amount of the offering to $4,150,000.

Through June 30, 2005, Medical sold debentures totaling $3,587,875. In connection with the sales of these debentures, Medical paid commissions totaling $216,783 and legal expenses totaling $56,470, which amounts have been recorded as deferred financing costs.

In July 2005, Medical sold an additional $550,000 of debentures pursuant to this offering. The sale of these additional debentures was not subject to payment of commissions.

In 2006, $3,682,875 of the debentures were converted to common stock pursuant to a short-term conversion inducement (see Note 11).

IsoRay Medical, Inc. October 2004 Private Placement

In October 2004, Medical commenced an offering (“the October 2004 Offering”) of up to $2,000,000 of securities to accredited investors in a private placement, which management believes was exempt from registration under the Securities Act of 1933 ("the Act") pursuant to Section 4(2) of the Act and Rule 506 of Regulation D. The October 2004 Offering consisted of up to 100 Investment Units, each unit consisting of 10,000 shares of Medical’s common stock and a callable warrant to purchase 3,000 shares of common stock at an exercise price of $.50 per share, for $20,000 per Investment Unit. Simultaneous with the October 2004 Offering, the officers and directors of Medical had the right to independently sell similar Investment Units pursuant to a separate private placement memorandum on substantially the same terms and conditions as the October 2004 Offering.

During the year ended June 30, 2005, Medical sold 76.55 Investment Units, representing 765,500 common shares and callable warrants for the purchase of 229,650 common shares, for cash totaling $1,531,000. In connection with the sales of the Investment Units, Medical paid commissions and expense allowances totaling $119,980 to broker-dealers, and legal expenses totaling $54,442 to attorneys, which amounts have been recorded as reductions of additional paid-in capital.

In connection with the October 2004 Offering, Medical granted the selling broker-dealers warrants to purchase 4.23 Investment Units at $20,000 per Investment Unit. These Investment Units, which expire on March 25, 2007, represent 42,300 IsoRay Medical, Inc. common shares and 12,690 warrants to purchase common shares at $.50 per share.

Issuance of Common Stock for Guarantee of Debt

During fiscal year 2005, Medical issued 211,140 shares of its common stock to certain shareholders as an inducement for their guarantee of the Columbia River Bank line of credit (see Note 8) and the note payable to Benton-Franklin Economic Development District (see Note 9). The transactions were recorded at the fair value of the shares, estimated to be $348,381, since management considered this amount to be more readily determinable than the value of the guarantees. The guarantees were recorded as deferred financing costs (see Note 2).

Issuance of Common Stock in Payment of Consulting Services

During 2006, the Company issued 173,472 shares of its common stock in full satisfaction of consulting services including 168,472 shares that were issued as payment for merger consulting services (see Note 1). The shares were valued using the market price of the stock on the date of issue.

Issuance of Common Stock in Partial Payment of Equipment Purchase

During 2006, the Company issued 10,000 shares of its common stock and paid $962 of cash in full satisfaction for the purchase of production equipment and repairs and maintenance invoices totaling $40,962. The shares were valued using the market price of the stock on the date of issue.

During 2005, Medical issued 30,303 shares of its common stock and paid $40,000 of cash in full satisfaction of the $90,000 purchase price of three laser welding stations. The transaction was recorded at the purchase price of the laser welding stations, since management considered this amount to be more readily determinable than the fair value of the shares.

Cash Payments for Fractional Shares

During 2006, the Company paid a combined total of $734 to the former common and preferred shareholders of Medical and Century for fractional shares that resulted from the merger that was effective July 28, 2005 (see Note 1).

During 2005, Medical paid a combined total of $100 to the former common shareholders of IsoRay, Inc. (WA) and the former Class A, B and C members of IsoRay Products LLC for fractional shares that resulted from the merger that was effective October 1, 2004 (see Note 1).

Warrants to Purchase Series B Preferred Stock

Pursuant to a private placement of debt units during 2003 and 2004, IsoRay Products LLC issued $365,000 of notes payable to investors (see Note 9) and granted warrants for the purchase of 227,750 of its Class A member shares. In connection with the merger transaction of IsoRay (WA) and IsoRay Products LLC into IsoRay Medical, Inc. (see Note 1), Medical exchanged the IsoRay Products LLC warrants for warrants to purchase 384,440 IsoRay Medical, Inc. Series B preferred shares. The warrants activity is summarized as follows:

	2006 (a)		2005 (a)
	Warrants	Price (b)	Warrants	Price (b)

Beginning balance outstanding	233,008	$0.84	323,830	$0.91
Exercised	(53,496)	1.03	(90,822)	1.07

Ending balance outstanding	179,512	$0.79	233,008	$0.84

(a)	2005 share and price data and 2006 beginning balances have been adjusted to reflect the 0.842362 conversion ratio (see Note 1).
(b)	Weighted average price per share.

The following table summarizes additional information about the Company’s preferred warrants outstanding as of June 30, 2006:

Number of Warrants	Price	Expiration Date
56,876	$0.70	October 30, 2006
28,438	0.70	January 31, 2007
31,102	1.06	February 28, 2007
6,220	1.40	February 28, 2007
56,876	0.70	March 30, 2007

179,512

Warrants to Purchase Common Stock

In connection with the February 2006 Offering, the October 2005 Offering, the October 2004 Offering, and at other times the Company has issued warrants for the purchase of common stock. The warrants activity is summarized as follows:

	2006 (a)		2005 (a)
	Warrants	Price (b)	Warrants	Price (b)
Beginning balance outstanding	136,158	$1.20	-	$-
Warrants issued	2,878,522	5.85	245,454	0.93
Exercised	(511,911)	2.49	(109,296)	0.59

Ending balance outstanding	2,502,769	$5.73	136,158	$1.20

(a)	2005 share and price data and 2006 beginning balances have been adjusted to reflect the 0.842362 conversion ratio (see Note 1).
(b)	Weighted average price per share.

The following table summarizes additional information about the Company’s common warrants outstanding as of June 30, 2006:

Number of Warrants	Range of Exercise Prices	Expiration Date
19,500	$6.00	January 2007
2,488	$1.06	February 2007
46,419	$0.59 to $2.37	March 2007
277,616	$4.15	July 2007
12,500	$0.0008	October 2007
53,000	$6.00	October 2007
162,500	$6.00	November 2007
935,382	$5.75 to $6.00	December 2007
680,750	$6.00	January 2008
281,923	$6,00 to $6,50	February 2008
5,691	$4.15	March 2008
25,000	$2.00	July 2015

2,502,769

Common Stock Option Plans

On July 28, 2005, the Company adopted the Amended and Restated 2005 Stock Option Plan (the "Option Plan") and the Amended and Restated 2005 Employee Stock Option Plan (the "Employee Plan"), pursuant to which it may grant equity awards to eligible persons. The Option Plan allows the Board of Directors to grant options to purchase up to 1,800,000 shares of common stock to directors, officers, key employees and service providers of the Company, and the Employee Plan allows the Board of Directors to grant options to purchase up to 2,000,000 shares of common stock to officers and key employees of the Company. These options can be granted with various vesting schedules and have a maximum term of 10 years.

These plans replaced the IsoRay Medical, Inc. 2004 Stock Option Plan (“the 2004 Plan”) and the IsoRay Medical, Inc. 2004 Employee Stock Option Plan (“the 2004 Employee Plan”). The stated purpose of the plans was to provide an incentive-based form of compensation to directors, officers, key employees and service providers of Medical and encourage such persons to invest in shares of Medical’s common stock, thereby acquiring a proprietary interest in the success of Medical.

Replacement options were issued from the Option Plan and the Employee Plan to replace those options previously granted under the 2004 Plan and the 2004 Employee Plan. The replacement options are included in the totals show below for options granted and outstanding pursuant to the Option Plan and the Employee Plan.

Stock-Based Compensation

As described in Note 2, the Company currently accounts for stock-based compensation in accordance with SFAS No. 123. As permitted by SFAS No. 123, management currently accounts for share-based payments to employees using APB 25's intrinsic value method, and provides expanded footnote disclosure when necessary.

In December 2004, the Financial Accounting Standards Board issued SFAS No. 123 (revised 2004), Share-Based Payment ("SFAS No. 123(R)"), which is a revision of SFAS No. 123. SFAS No. 123(R) also supersedes APB 25, and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS No. 123(R) is similar to the approach prescribed by SFAS No. 123. SFAS No. 123(R) requires that all share-based payments to employees, including grants of employee stock options, be recognized in the income statement based on their fair values. Pro forma disclosure will no longer be permitted. SFAS No. 123(R) is effective at the beginning of the first fiscal year beginning after December 15, 2005. The Company plans to adopt SFAS 123(R) on July 1, 2006 on a prospective basis. Upon adoption, all future employee stock option grants plus the balance of the non-vested grants awarded prior to July 1, 2006, will be expensed over the stock option vesting period based on the fair value at the date the options are granted. The Company estimates that the impact of adoption will be an additional expense of $189,430 for employee stock options granted prior to June 30, 2006.

A summary of the Company’s stock option activity and related information for the years ended June 30, 2006 and 2005 is as follows:

	2006 (a)		2005 (a)
	Shares	Price (b)	Shares	Price (b)
Beginning balance outstanding	2,237,802	$1.31	383,430	$1.19
Granted (c)	1,189,722	3.23	1,962,703	1.33
Cancelled	(196,548)	1.19	-	-
Exercised	(101,284)	1.18	(108,331)	1.19

Ending balance outstanding	3,129,692	$2.05	2,237,802	$1.31
Exercisable at end of year	2,649,576	$1.79

(e)	2005 share and price data and 2006 beginning balances have been adjusted to reflect the 0.842362 conversion ratio (see Note 1).

(f)	Weighted average price per share.

(g)	All options granted had exercise prices equal to the ending market price of the Company’s common stock on the grant date.

The following table summarizes additional information about the Company’s stock options outstanding as of June 30, 2006:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Shares	Price (a)	Life (b)	Shares	Price (a)
$1.00 to $1.19	1,886,179	$1.16	8.97 yrs	1,717,707	$1.16
$1.96 to $2.00	653,791	1.98	9.09 yrs	653,791	1.98
$3.80 to $4.15	318,472	3.99	9.49 yrs	128,078	3.88
$5.50 to $6.55	271,250	6.15	9.64 yrs	150,000	6.38
Total options	3,129,692			2,649,576

(a)	Weighted average exercise price.

(b)	Weighted average remaining contractual life.

The pro forma net loss presented below for the years ended June 30, 2006 and 2005 was determined as if the Company had accounted for these options under the fair value method of SFAS No. 123. The fair value of these options was estimated at the date of grant using the Black-Scholes method set forth in SFAS No. 123(R).

	2006	2005
Net loss as reported	$8,158,130	$4,269,188
SFAS No. 123 stock option expense	1,167,086	771,365

Pro forma net loss	$9,325,216	$5,040,553

Net loss per share:
Basic, as reported	$0.68	$0.78
Basic, pro forma	0.77	0.92
Diluted, as reported	0.68	0.78
Diluted, pro forma	0.77	0.92

The following assumptions were used in calculating the fair value of the options:

	2006	2005
Weighted average risk-free interest rate	4.67%	3.50%
Expected life of the option (in years)	7.31	10.00
Expected price volatility	31.24%	30.00%
Expected dividend yield	0.00%	0.00%

If the Company had fully accounted for its employee stock options in accordance with the provisions of SFAS No. 123, compensation expense would have been $1,167,086 and $771,365 greater than the amounts recorded for the years ended June 30, 2006 and 2005, respectively.

13. Income Taxes

The Company recorded no income tax provision or benefit for the years ended June 30, 2006 and 2005.

At June 30, 2006, the Company had a net deferred tax asset of approximately $3,820,000, arising principally from net operating loss carryforwards. The deferred tax asset was calculated based on the currently enacted 34% statutory income tax rate. Since management of the Company cannot determine if it is more likely than not that the Company will realize the benefit of its net deferred tax asset, a valuation allowance equal to the full amount of the net deferred tax asset at June 30, 2006 has been established.

At June 30, 2006, the Company had tax basis net operating loss carryforwards of approximately $11,000,000 available to offset future regular taxable income. These net operating loss carryforwards expire through 2026.

IsoRay Products LLC was a limited liability company prior to the merger with Medical. In lieu of current federal income taxes arising at the company level, the individual members were taxed on their proportionate share of the company’s taxable income. Accordingly, there are no net operating loss carryforwards related to this entity.

14. Related Party Transactions

In addition to transactions described in Note 12, the Company had the following transactions with related parties:

The Company received various legal services from two law firms in which one of the firm’s partners is a member of the Company’s Board of Directors. The total amounts paid in 2006 and 2005 to the law firms was $390,000 and $285,000, respectively. The 2006 expenses include approximately $77,000 accrued in accounts payable as of June 30, 2006.

During fiscal year 2006, the Company paid $60,000 to a shareholder for strategic business and financial consulting.

During 2005, Medical paid or accrued $5,600 for accounting services performed by a company owned by a member of Medical’s Board of Directors.

15. Commitments and Contingencies

Royalty Agreement for Invention and Patent Application

A shareholder of the Company previously assigned his rights, title and interest in an invention to IsoRay Products LLC in exchange for a royalty equal to 1% of the Gross Profit, as defined, from the sale of “seeds” incorporating the technology. The patent and associated royalty obligations were transferred to the Company in connection with the merger transactions (see Note 1).

The Company must also pay a royalty of 2% of Gross Sales, as defined, for any sub-assignments of the aforesaid patented process to any third parties. The royalty agreement will remain in force until the expiration of the patents on the assigned technology, unless earlier terminated in accordance with the terms of the underlying agreement. To date, there have been no product sales incorporating the technology and there is no royalty due pursuant to the terms of the agreement.

Patent and Know-How Royalty License Agreement

IsoRay Products LLC was the holder of an exclusive license to use certain “know-how.” This license was transferred to Medical and subsequently to the Company in connection with the merger transactions (see Note 1). The terms of the original license agreement required the payment of a royalty based on the Net Factory Sales Price, as defined in the agreement, of licensed product sales. Because the licensor’s patent application was ultimately abandoned, only a 1% “know-how” royalty based on Net Factory Sales Price, as defined, remains applicable. To date, there have been no product sales incorporating the licensed technology and there is no royalty due pursuant to the terms of the agreement. Management does not believe that it will ever incorporate this technology in its products and therefore that no royalty payment will be due.

Battelle Memorial Institute Production Agreement

In April 2004, IsoRay Products LLC entered into an agreement with Battelle Memorial Institute, Pacific Northwest Division (Battelle), the operator of the Pacific Northwest National Laboratory, for certain production-related services and facilities. This agreement was assumed by Medical and subsequently by the Company following the merger transactions (see Note 1). In accordance with the terms of the agreement, the Company is required to make advance payments, which are then applied against billings by Battelle as services are provided. During the years ended June 30, 2006 and 2005, the Company incurred $868,650 and $574,225, respectively, of costs for production-related services and facilities provided by Battelle. At June 30, 2006, prepaid expenses include $7,913 related to this agreement. The agreement, which expires December 31, 2007, may be terminated at any time by either party, upon giving a 60-day written notice to the other party.

Operating Lease Agreements

The Company leases office and laboratory space and production and office equipment under noncancelable operating leases. The lease agreements require monthly lease payments and expire on various dates through June 2011. Future minimum lease payments under operating leases are as follows:

Year ending June 30,
2007	$45,443
2008	13,369
2009	9,747
2010	9,604
2011	9,175
Thereafter	-

$87,338

In February 2005, the Company entered into a lease agreement for a portion of a building in which it established production facilities. The lease term commenced on regulatory licensing approval, which was obtained in October 2005, and terminates one year from the commencement date of the lease. The annual rental was paid using 24,007 shares of the Company’s common stock. Rent expense of $90,026 has been recognized in the year ended June 30, 2006 relating to this facility.

Rental expense (including rent paid with common stock) amounted to $155,838 and $28,641 for the years ended June 30, 2006 and 2005, respectively.

License Agreement with IBt

In February 2006, the Company signed a license agreement with International Brachytherapy s.a. (“IBt”) covering North America and providing the Company with access to IBt’s Ink Jet production process and its proprietary polymer seed technology for use in brachytherapy procedures using Cesium-131. The Company paid license fees of $275,000 during 2006 and another payment of $225,000 was to be made in August 2006 pursuant to the license agreement. Royalty payments based on net sales revenue incorporating the technology are also required, with minimum quarterly royalties ranging from $100,000 to $200,000 and minimum annual royalties ranging from $400,000 to $800,000 over the term of the agreement.

As of the date of this report, the August 2006 payment has not been made as the Company has been in continued negotiations with IBt concerning the amount and timing of future royalty payments due to the low market acceptance of the polymer seed technology.

16. Concentrations of Credit and Other Risks

Financial Instruments

The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable.

The Company’s cash and cash equivalents are maintained with high-quality financial institutions. The accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At June 30, 2006, uninsured cash balances totaled $1,726,445.

The Company’s accounts receivable result from credit sales to customers. The Company had three customers whose sales were greater than 10% for each of the years ended June 30, 2006 and 2005. These customers represented 49.15% and 70.93% of the Company’s total revenues for the years ended June 30, 2006 and 2005, respectively. Those same customers accounted for 47.9% and 77.5% of the Company’s net accounts receivable balance at June 30, 2006 and 2005, respectively.

Sales to the Company’s largest customer totaled 20.6% and 30.6% of total revenues in 2006 and 2005, respectively.

The loss of any of these significant customers would have a temporary adverse effect on the Company’s revenues, which would continue until the Company located new customers to replace them.

The Company routinely assesses the financial strength of its customers and provides an allowance for doubtful accounts as necessary.

Inventories

Most components used in the Company’s product are purchased from outside sources. Certain components are purchased from single suppliers. The failure of any such supplier to meet its commitment on schedule could have a material adverse effect on the Company’s business, operating results and financial condition. If a sole-source supplier were to go out of business or otherwise become unable to meet its supply commitments, the process of locating and qualifying alternate sources could require up to several months, during which time the Company’s production could be delayed. Such delays could have a material adverse effect on the Company’s business, operating results and financial condition.

17. Subsequent Events

The following events and transactions have occurred subsequent to June 30, 2006:

Return of Subscription Receivable Shares

The Company had previously entered into Purchase Agreements with Mercatus in December 2005 that permitted Mercatus to purchase 1,748,146 shares of common stock subject to the receipt of funding (see Note 12). As no funding had been received, on May 18, 2006, the Company requested the return of the share certificates. After significant delay and the Company’s attainment of a court order, the share certificates were returned. On August 8, 2006, the share certificates were cancelled and the Purchase Agreements were terminated.

August 2006 Stock Purchase Agreement

On August 17, 2006, the Company sold certain shares of its common stock and warrants to purchase common stock pursuant to a Common Stock and Warrant Purchase Agreement (the "Purchase Agreement") dated August 9, 2006. The securities were issued to 25 accredited investors pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. MicroCapital, LLC acted as the lead investor for the transaction. A total of $5,158,000 in cash proceeds (less 6% commissions to registered broker-dealers and other legal costs) was received by the Company in exchange for the issuance of 2,063,200 shares of common stock and warrants to purchase 2,063,200 shares of common stock. In addition, brokers assisting the Company with the capital raise were issued warrants to purchase 206,300 shares of common stock on identical terms as the warrants issued to investors. If all warrants were exercised, the Company would receive $6,808,500.

Pursuant to the Purchase Agreement, the purchase price per share of the Company’s common stock was $2.50, and the accompanying warrants were issued with an exercise price of $3.00 per share. The warrants and the Purchase Agreement contain anti-dilution provisions, including one providing that, if the Company issues stock or rights to acquire stock at a price less than $2.00 (excluding certain issuances such as options to employees, directors and certain consultants and shares issued in connection with licensing or leasing transactions), the Company is required to issue to each investor additional shares equal to 25% of what such investor purchased in the original transaction. The warrants are exercisable by the holder (subject to anti-dilution and adjustment provisions) for a period of five years from the date of issuance. The warrants are callable by the Company for 45 days after a period of 60 trading days in which the price of the underlying stock exceeds $4.50 per share for 30 of the 60 days, and only if a registration statement covering the underlying shares is effective.

In connection with the Purchase Agreement, the Company also entered into a Registration Rights Agreement whereby the Company has agreed to file a registration statement to cover the re-sale of the shares of common stock sold and issuable upon exercise of the warrants. Under the Registration Rights Agreement, the Company has agreed to file the registration statement within 60 days of the closing, cure any defect causing the registration statement to fail to be effective within 10 business days, and cause suspension periods for the registration statement to not exceed 60 days in any 360 day period. If the Company fails to comply with these provisions, the Company will be required to pay as liquidated damages an amount equal to 2% of the aggregate purchase price paid by the investors for each 30 day period during which the failure continues, not to exceed 10% of the aggregate purchase price.

Settlement Agreements with Former Executives

In September 2006, the Company entered into a settlement agreement with a former executive. As part of the settlement the Company agreed to pay the former executive $100,000 in September 2006 and $215,000 in January 2007. As the former executive’s employment with the Company ended in March 2006, the full amount of both payments was accrued as of June 30, 2006 in accrued payroll.

Also in September 2006, the Company reached a preliminary settlement agreement with its former Chief Financial Officer. The preliminary settlement calls for payments totaling $288,000 through September 2007. As the former Chief Financial Officer’s employment ended in September 2006, no accrual was made as of June 30, 2006.

Part II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 24.	Indemnification of Directors and Officers

The Company's Articles of Incorporation provide to directors and officers indemnification to the full extent provided by law, and provide that, to the extent permitted by Minnesota law, a director will not be personally liable for monetary damages to the Company or its shareholders for breach of his or her fiduciary duty as a director, except for liability for certain actions that may not be limited under Minnesota law. On July 1, 2006, the Company entered into Indemnification Agreements with each of its directors and executive officers, and the Company intends to enter into substantially identical agreements with any officers and directors who take office in the future. The purpose of the Indemnification Agreements is to provide all officers and directors with indemnification to the fullest extent permitted under the Minnesota Business Corporations Act.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Item 25.	Other Expenses of Issuance and Distribution

Securities and Exchange Commission registration fee	$2,995
Transfer agent fees	$2,000
Accounting fees and expenses	$5,000
Legal fees and expenses	$40,000
Blue sky fees and expenses	$5,000

Total	$54,995

All amounts are estimates, other than the Commission's registration fee. We are paying all expenses of the offering listed above. No portion of these expenses will be borne by the selling shareholders. The selling shareholders, however, will pay any other expenses incurred in selling their common stock, including any brokerage commissions or costs of sale.

Item 24.	Recent Sales of Unregistered Securities

During the past three years the following sales of unregistered securities were completed by the Registrant:

•
On August 17, 2006, the Registrant sold certain shares of its common stock and warrants to purchase common stock pursuant to a Common Stock and Warrant Purchase Agreement (the "Purchase Agreement") dated. The securities were issued to 25 accredited investors pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. MicroCapital, LLC acted as the lead investor for the transaction. A total of $5,158,000 in cash proceeds (less 6% commissions to registered broker-dealers) was received by the Registrant in exchange for the issuance of 2,063,200 shares of common stock and warrants to purchase 2,063,200 shares of common stock. In addition, brokers assisting the Registrant with the capital raise were issued warrants to purchase 206,300 shares of common stock on identical terms as the warrants issued to investors. If all warrants were exercised, the Registrant would receive $6,808,500.

•
On January 2, 2006 the Registrant issued 5,000 shares of common stock in exchange for consulting services by Rockberry LLC pursuant to the exemption from registration provided by Section 4(2) of the Securities Act.

•
In February 2006, the Registrant sold 268,899 shares of common stock, and issued an equal number of warrants to purchase common stock, for cash proceeds of $1,210,000. These sales were effected pursuant to the exemption from registration provided by Regulation D promulgated under the Securities Act of 1933, as amended (the “Securities Act”), and Section 4(2) of the Securities Act. In connection with this sale, 12,889 warrants were issued as compensation to certain NASD registered broker-dealers.

•
Between October 17, 2005 and January 31, 2006, the Registrant sold 1,500,000 shares of common stock, and issued an equal number of warrants to purchase common stock, for cash proceeds of $6,000,000 (less commissions of ten percent (10%) on securities placed by broker/dealers). This common stock was sold as part of a unit offering including one share of common stock and a callable warrant to purchase one share of common stock at $6.00 per share with a two-year term. These sales were effected pursuant to the exemption from registration provided by Regulation D promulgated under the Securities Act, and Section 4(2) of the Securities Act. In connection with this sale, 92,159 warrants were issued as compensation to certain NASD registered broker-dealers.

•
On December 7, 2005, the Company entered into a SICAV ONE Securities Purchase Agreement and a SICAV TWO Securities Purchase Agreement (collectively, the “Purchase Agreements”) with Mercatus & Partners, Limited, a United Kingdom private limited company (“Mercatus”). The Purchase Agreements permitted Mercatus to purchase 1,778,146 shares of the Company’s common stock at a purchase price of $3.502 per share, or an aggregate payment of $6,227,067, subject to receipt of funding. This sale was effected pursuant to the exemption from registration provided by Regulation D promulgated under the Securities Act, and Section 4(2) of the Securities Act. On May 18, 2006, the Company requested that the certificates representing these shares be returned immediately. On August 8, 2006, the share certificates were cancelled and the Purchase Agreements were terminated.

•
On November 18, 2005, the Registrant issued 10,000 shares of common stock to Intellegration LLC in exchange for $40,000 of capital production equipment, consulting services, and repair and maintenance services on production equipment used in the PIRL facilities pursuant to the exemption from registration provided by Section 4(2) of the Securities Act.

•
On October 6, 2005, the Registrant issued 24,007 shares of common stock to Nuvotec USA, Inc. as payment for one year’s lease of the PIRL facilities pursuant to the exemption from registration provided by Section 4(2) of the Securities Act.

•
On July 28, 2005, pursuant to the Merger, the Registrant issued 6,401,081 shares of its common stock, 1,338,167 shares of its Series B preferred stock, options to purchase 2,069,337 shares of its common stock, warrants to purchase 344,792 shares of its common stock, and warrants to purchase 233,014 shares of its preferred stock. These securities were issued by the Registrant in reliance upon an exemption from registration under Section 4(2) and Regulation D of the Securities Act of 1933, as amended.

•
In April 2005, the Registrant sold an aggregate of approximately 83,334 shares for cash proceeds of $85,000. These shares were sold to three purchasers - Andrew Ecclestone (48,999 shares), Gary Boster (29,399 shares) and Philip and Stephanie Rogers (4,934 shares) - in reliance on the exemption from registration provided by Section 4(2) of the Securities Act.

•
On December 3, 2003, the Registrant issued 26,236 shares of restricted common to Thomas Scallen, its former CEO, as compensation valued at $7,871, in reliance on the exemption from registration provided by Section 4(2) of the Securities Act.

•
On December 3, 2003, the Registrant issued 289,193 shares of restricted common stock to Mark Rosenberg in redemption of two notes payable of approximately $36,758, pursuant to the conversion terms of the two notes and in reliance on the exemption from registration provided by Section 4(2) of the Securities Act.

Additionally, during the past three years the following sales of unregistered securities were completed by IsoRay Medical, Inc. and predecessor IsoRay companies as noted:

IsoRay Medical, Inc.

•
Between January 31, 2005 and July 10, 2005, IsoRay Medical, Inc. sold approximately $4,137,875 in principal amount of 8% convertible debentures (less commissions of ten percent (10%) on securities placed by broker/dealers), in reliance on the exemption from registration provided by Rule 506 of Regulation D of the Securities Act, that subsequent to the merger between the Registrant and IsoRay Medical, Inc. were convertible into 995,882 shares of common stock of the Registrant. On December 13, 2005, the Board of Directors of the Registrant announced a short-term conversion inducement to current holders of these convertible debentures. Holders were permitted two conversion options: 1) convert under the original terms of the debenture to the Company’s common stock at a $4.15 conversion price, and include the newly issued shares in this registration statement, or 2) convert under terms essentially identical to those offered to purchasers of Units in the Registrant’s offering of October 17, 2005: a $4.00 conversion price and one callable warrant to purchase one share of the Company's common stock at an exercise price of $6.00 per share for each share issued upon conversion (waiving registration rights for approximately one year). As of May 5, 2006, holders of $3,682,875 of debentures had converted to common stock of the Registrant. As of that date, the Registrant had issued 911,276 shares of common stock, and 659,469 warrants to purchase shares of common stock, exercisable at $6.00 per share, leaving $455,000 in principal amount of debentures unconverted.

•
On March 31, 2005, IsoRay Medical, Inc. issued, in reliance on the exemption from registration provided by Section 4(2) of the Securities Act, 30,303 shares of its common stock and paid $40,000 of cash to Intellegration LLC in full satisfaction of the $90,000 purchase price of three laser welding stations. Pursuant to the merger with the Registrant, these 30,303 shares were converted into 25,526 shares of the Registrant’s common stock.

•
In January, 2005, IsoRay Medical, Inc. issued, in reliance on the exemption from registration provided by Section 4(2) of the Securities Act, 211,140 shares of its common stock under §83(b) (subject to a substantial risk of forfeiture) to certain shareholders as an inducement for their guarantee of the Columbia River Bank line of credit and the note payable to Benton-Franklin Economic Development District. The transactions were recorded at the fair value of the shares, estimated to be $348,381. Pursuant to the merger with the Registrant, these 211,140 shares were converted into 177,854 shares of the Registrant’s common stock.

•
Between October 15, 2004 and January 21, 2005, IsoRay Medical, Inc. sold 765,500 shares of common stock and issued 229,650 warrants to purchase shares of common stock for $.50 per share, for a total of $1,531,000 to accredited individual investors, (less commissions of ten percent (10%) on securities placed by broker/dealers), in reliance on Rule 506 of Regulation D of the Securities Act. All 229,650 warrants were subsequently exercised prior to the completion of the merger on July 28, 2005. Pursuant to the merger, all 995,150 shares of IsoRay Medical, Inc. were converted into 838,230 shares of the Registrant.

•
In connection with the October 15, 2004 private placement, IsoRay Medical, Inc. granted, in reliance on the exemption from registration provided by Section 4(2) of the Securities Act, the selling broker-dealers warrants to purchase 4.23 units at $20,000 per unit. These units represented 42,300 shares of IsoRay Medical, Inc. common stock and warrants to purchase 12,690 common shares at $.50 per share. These units were converted into 35,631 shares of the Registrant’s common stock and warrants to purchase 10,689 shares of the Registrant’s common stock at $.59 per share.

•
In June 2004, IsoRay Medical, Inc. issued 10,000 of its common shares to Mr. Girard primarily for services rendered and for $100 cash pursuant to Section 4(2) of the Securities Act. The Company recorded $9,900 of compensation expense in connection with the issuance of these shares. During the merger with the Registrant, these 10,000 shares were converted into 8,423 shares of the Registrant’s common stock.

IsoRay Products LLC

•
Between October 15, 2003, and September 30, 2004, in reliance on the exemption from registration provided by Section 4(2) of the Securities Act and Rule 506 of Regulation D of the Securities Act, in a three-phase private equity offering prior to the October 1, 2004 business combination of IsoRay, Inc., IsoRay Products LLC, and IsoRay Medical, Inc., IsoRay Products LLC sold 879,014 Class A shares, 241,500 Class C shares, and issued 127,750 warrants to debt unit investors, to purchase Class A or Class C shares at exercise prices ranging from $1.00 to $2.00 for a total of $1,541,417, less offering costs.

Class A Shares. The Class A shareholders were entitled to a 15% annual, cumulative dividend payable quarterly. In connection with the business combination, the 879,014 IsoRay Products LLC Class A shares were converted into approximately 1,483,723 IsoRay Medical, Inc. Series B preferred shares. Subsequent to the merger with the Registrant, these 1,483,723 IsoRay Medical, Inc. Series B preferred shares were converted into approximately 1,249,809 shares of the Registrant’s Series B preferred stock. Subsequent to the merger with the Registrant, most Series B preferred shareholders converted their preferred stock into common stock, and as of May 5, of the initial 1,249,809 shares of the Registrant’s Series B preferred stock issued, only 181,248 shares of Series B preferred stock remain issued and outstanding; the balance having been exchanged for shares of the Registrant’s common stock.

Class B and Class C Shares. The IsoRay Products LLC Class B and Class C shareholders were not entitled to a dividend as were the IsoRay Products LLC Class A shareholders. Class B Shareholders, in the aggregate, were the holders 2,896,305 shares of common stock of the parent company, IsoRay, Inc. (WA domiciled). In connection with the business combination, these 2,896,305 IsoRay, Inc. (WA domiciled) shares of common stock, 100,000 shares of additional Class B shares of IsoRay Products LLC issued to Roger Girard and 241,500 IsoRay Products LLC Class C shares were converted into 6,167,470 replacement IsoRay Medical, Inc. shares of common stock. Subsequent to the merger with the Registrant, these 6,167,470 IsoRay Medical, Inc. common shares were converted into approximately 5,195,180 shares of the Registrant’s common stock.

Debt Units.

•
Each debt unit consisted of a $5,000 secured note payable and two warrants. The notes payable were secured by the Company's patents, patents pending and current patent applications, accrued interest at 10%, payable quarterly, and matured three years from their issue date. Each warrant entitled the holder to purchase 875 IsoRay Products LLC Class A shares. One of the warrants was exercisable through July 1, 2005, and the second warrant is exercisable through February 28, 2007. The warrant exercise prices ranged from $1.00 to $2.00 per share, depending on the IsoRay Products LLC Class A share price at the time of the debt unit sale.

In connection with the business combination between IsoRay Medical, Inc., IsoRay, Inc. and IsoRay Products LLC, the note holders were issued IsoRay Medical, Inc. notes payable with substantially the same terms and conditions as their IsoRay Products LLC notes, and the IsoRay Products LLC warrants were exchanged for warrants to purchase 215,640 IsoRay Medical, Inc. Series B Preferred shares. Subsequent to the merger with the Registrant, these warrants to purchase 215,640 IsoRay Medical, Inc. Series B Preferred shares were exchanged for approximately 181,647 warrants to purchase Series B Preferred shares of the Registrant. As of May 5, 2006, only 34,836 of the 181,647 warrants remained unexercised. The entire $365,000 outstanding secured notes payable, received in the IsoRay Products LLC private placement, have now been repaid, and the balance of 146,811 warrants which have been exercised for Series B Preferred shares have been exchanged for an equal number of shares of common stock.

•
In connection with the private placement of October 15, 2003, IsoRay Products LLC granted warrants for the purchase of 100,000 of its Class A member shares to Pinnacle International Holdings, LLC, a financial services company, pursuant to Section 4(2) of the Securities Act. These warrants were exercisable at $1.00 per share. Subsequent to the business combination of the IsoRay companies, these warrants were exchanged for 168,799 warrants to purchase IsoRay Medical, Inc. shares of Series B Preferred stock at $.59 per share. Pursuant to the merger with the registrant, these 168,799 warrants were exchanged for warrants to purchase 142,190 shares of the Registrant’s common stock at $.70 per share.

•
In September 2003, Roger Girard, President of IsoRay, Inc., was issued 100,000 IsoRay Products LLC Class B shares primarily for services rendered and in reliance on the exemption from registration provided by Section 4(2) of the Securities Act. IsoRay Products LLC recorded $50,000 of compensation expense in connection with the issuance of these shares. Subsequent to the business combination among IsoRay companies, these shares were exchanged for 168,798 shares of IsoRay Medical, Inc., which were subsequently exchanged in connection with the merger with the Registrant for 142,189 shares of the Registrant’s common stock.

IsoRay, Inc. (WA domicile)

•
During March 2004, IsoRay, Inc. issued 80,000 shares of its common stock in full satisfaction of the $80,000 purchase price of a prototype laser welding station and in reliance on the exemption from registration provided by Section 4(2) of the Securities Act. Subsequent to the business combination among IsoRay companies, these 80,000 shares were exchanged for 154,431 shares of IsoRay Medical, Inc. common stock, which were subsequently exchanged for 130,088 shares of common stock of the Registrant pursuant to the Merger.

•
As of December 2003 IsoRay, Inc. sold 80,000 shares of its common stock for $80,000 cash and in reliance on the exemption from registration provided by Section 4(2) of the Securities Act. These 80,000 shares of IsoRay, Inc. common stock were exchanged for 154,431 shares of common stock of IsoRay Medical, Inc. This shareholder sold 92,800 shares of common stock of IsoRay Medical, Inc. at the time of the merger. The remaining 61,631 shares of IsoRay Medical, Inc. common stock held by this investor were exchanged for 51,915 shares of common stock of the Registrant at the time of the Merger.

Other than investors (this term excludes those who received shares for services) who purchased Class A or C shares, certain employee investors in IsoRay, Inc., and purchasers of debt units, all of the investors were accredited. Regardless of status, all investors signed subscription agreements acknowledging their accredited or non-accredited status and received a private placement memorandum explaining the business of the Company and the related risks. None of the offerings were underwritten or conducted by underwriters but were all conducted on a best efforts basis.

Item 27.	Exhibits.

(except as otherwise indicated, all exhibits were previously filed)

Exhibit #	Description

1.1
Form of Underwriting Agreement, if any, incorporated by reference to the Form S-3 filed on January 26, 2007 (to be filed by an amendment to the Form S-3 registration statement or as an exhibit to a Current Report on Form 8-K under the Exchange Act, subsequent to effectiveness, if necessary).

2.1
Merger Agreement dated as of May 27, 2005, by and among Century Park Pictures Corporation, Century Park Transitory Subsidiary, Inc., certain shareholders and IsoRay Medical, Inc., incorporated by reference to the Form 8-K filed on August 3, 2005.

2.2	Certificate of Merger, filed with the Delaware Secretary of State on July 28, 2005, incorporated by reference to the Form 8-K filed on August 3, 2005.

3.1	Articles of Incorporation and By-Laws are incorporated by reference to the Exhibits to the Registrant's Registration Statement of September 15, 1983.

3.2
Certificate of Designation of Rights, Preferences and Privileges of Series A and B Convertible Preferred Stock, filed with the Minnesota Secretary of State on June 29, 2005, incorporated by reference to the Form 8-K filed on August 3, 2005.

3.3	Restated and Amended Articles of Incorporation, incorporated by reference to the Form 10-KSB filed on October 11, 2005.

3.4	Text of Amendments to the Amended and Restated By-Laws of the Company, incorporated by reference to the Form 8-K filed on February 7, 2007.

4.2	Form of Lock-Up Agreement for Certain IsoRay Medical, Inc. Shareholders, incorporated by reference to the Form 8-K filed on August 3, 2005.

4.3	Form of Lock-Up Agreement for Anthony Silverman, incorporated by reference to the Form 8-K filed on August 3, 2005.

4.4
Form of Registration Rights Agreement among IsoRay Medical, Inc., Century Park Pictures Corporation and the other signatories thereto, incorporated by reference to the Form 8-K filed on August 3, 2005.

4.5	Form of Escrow Agreement among Century Park Pictures Corporation, IsoRay Medical, Inc. and Anthony Silverman, incorporated by reference to the Form 8-K filed on August 3, 2005.

4.6	Form of Escrow Agreement among Century Park Pictures Corporation, IsoRay Medical, Inc. and Thomas Scallen, incorporated by reference to the Form 8-K filed on August 3, 2005.

4.7	Amended and Restated 2005 Stock Option Plan, incorporated by reference to the Form S-8 filed on August 19, 2005.

4.8	Amended and Restated 2005 Employee Stock Option Plan, incorporated by reference to the Form S-8 filed on August 19, 2005.

4.9
Form of Registration Right Agreement among IsoRay Medical, Inc., Meyers Associates, L.P. and the other signatories thereto, dated October 15, 2004, incorporated by reference to the Form SB-2 filed on November 10, 2005.

4.10
Form of Registration Rights Agreement among IsoRay, Inc., Meyers Associates, L.P. and the other signatories thereto, dated February 1, 2006, incorporated by reference to the Form SB-2/A1 filed on March 24, 2006.

4.11	Form of IsoRay, Inc. Common Stock Purchase Warrant, incorporated by reference to the Form SB-2/A1 filed on March 24, 2006.

4.12	2006 Director Stock Option Plan, incorporated by reference to the Form S-8 filed on August 18, 2006.

4.13	Form of Registration Rights Agreement among IsoRay, Inc. and the other signatories thereto, dated August 9, 2006, incorporated by reference to the Form 8-K filed on August 18, 2006.

4.14	Form of IsoRay, Inc. Common Stock Purchase Warrant, dated August 9, 2006, incorporated by reference to the Form 8-K filed on August 18, 2006.

4.15
Form of Registration Rights Agreement among IsoRay, Inc., Meyers Associates, L.P. and the other signatories thereto, dated October 17, 2005, incorporated by reference to the Form SB-2 filed on October 16, 2006.

4.16	Amended and Restated 2006 Director Stock Option Plan, incorporated by reference to the Form S-8/A1 filed on December 18, 2006.

4.17	Amended and Restated 2005 Stock Option Plan, incorporated by reference to the Form S-8/A1 filed on December 18, 2006.

4.18
Form of Warrant Agreement, if any, including form of Warrant, incorporated by reference to the Form S-3 filed on January 26, 2007 (to be filed by an amendment to the Form S-3 registration statement or as an exhibit to a Current Report on Form 8-K under the Exchange Act, subsequent to effectiveness, if necessary).

4.19
Rights Agreement, dated as of February 1, 2007, between the Computershare Trust Company N.A., as Rights Agent, incorporated by reference to Exhibit 1 to the Company’s Registration Statement on Form 8-A filed on February 7, 2007.

4.20
Certificate of Designation of Rights, Preferences and Privileges of Series C Junior Participating Preferred Stock, incorporated by reference to Exhibit 2 to the Company’s Registration Statement on Form 8-A filed on February 7, 2007.

5.1	Opinion of Keller Rohrback, P.L.C., filed herewith.

10.2
Universal License Agreement, dated November 26, 1997 between Donald C. Lawrence and William J. Stokes of Pacific Management Associates Corporation, incorporated by reference to the Form SB-2 filed on November 10, 2005.

10.3	Royalty Agreement of Invention and Patent Application, dated July 12, 1999 between Lane A. Bray and IsoRay LLC, incorporated by reference to the Form SB-2 filed on November 10, 2005.

10.4	Tri-City Industrial Development Council Promissory Note, dated July 22, 2002, incorporated by reference to the Form SB-2/A2 filed on April 27, 2006.

10.5	Section 510(k) Clearance from the Food and Drug Administration to market Lawrence CSERION Model CS-1, dated March 28, 2003, incorporated by reference to the Form SB-2 filed on November 10, 2005.

10.6	Battelle Project No. 45836 dated June 20, 2003, incorporated by reference to the Form SB-2/A2 filed on April 27, 2006.

10.7
Applied Process Engineering Laboratory Apel Tenant Lease Agreement, dated April 23, 2001 between Energy Northwest and IsoRay, LLC, incorporated by reference to the Form SB-2/A2 filed on April 27, 2006.

10.8
Work for Others Agreement No. 45658, R2, dated April 27, 2004 between Battelle Memorial Institute, Pacific Northwest Division and IsoRay Products LLC, incorporated by reference to the Form SB-2/A2 filed on April 27, 2006.

10.9
Development Loan Agreement for $230,000, dated September 15, 2004 between Benton-Franklin Economic Development District and IsoRay Medical, Inc., incorporated by reference to the Form SB-2/A2 filed on April 27, 2006.

10.10	Registry of Radioactive Sealed Sources and Devices Safety Evaluation of Sealed Source, dated September 17, 2004, incorporated by reference to the Form SB-2/A2 filed on April 27, 2006.

10.11
CRADA PNNL/245, "Y-90 Process Testing for IsoRay", dated December 22, 2004 between Pacific Northwest National Laboratory and IsoRay Medical Inc., including Amendment No. 1, incorporated by reference to the Form SB-2/A2 filed on April 27, 2006.

10.12	Intentionally Omitted

10.13
Amendment 1 to Agreement 45658, dated February 23, 2005 between Battelle Memorial Institute Pacific Northwest Division and IsoRay Medical, Inc., incorporated by reference to the Form SB-2/A2 filed on April 27, 2006.

10.14	Equipment Lease Agreement dated April 14, 2005 between IsoRay Medical, Inc. and Nationwide Funding, LLC, incorporated by reference to the Form SB-2/A2 filed on April 27, 2006.

10.15	Lease Agreement, Rev. 2, dated November 1, 2005 between Pacific EcoSolutions, Inc. and IsoRay Medical, Inc., incorporated by reference to the Form SB-2/A2 filed on April 27, 2006.

10.16	Master Lease Agreement Number 5209, dated May 7, 2005 between VenCore Solutions LLC and IsoRay Medical, Inc., incorporated by reference to the Form SB-2/A2 filed on April 27, 2006.

10.17
Contract #840/08624332/04031 dated August 25, 2005 between IsoRay, Inc. and the Federal State Unitary Enterprise << Institute of Nuclear Materials >>, Russia, incorporated by reference to the Form SB-2 filed on November 10, 2005.

10.18	State of Washington Radioactive Materials License dated October 6, 2005, incorporated by reference to the Form SB-2 filed on November 10, 2005.

10.19	Express Pricing Agreement Number 219889, dated October 5, 2005 between FedEx and IsoRay Medical, Inc., incorporated by reference to the Form 10-QSB filed on November 21, 2005.

10.20	Girard Employment Agreement, dated October 6, 2005 between Roger E. Girard and IsoRay, Inc., incorporated by reference to the Form 10-QSB filed on November 21, 2005.

10.21
Contract Modification Quality Class G, dated October 25, 2005 to Contract Number X40224 between Energy Northwest and IsoRay, Inc., incorporated by reference to the Form 10-QSB filed on November 21, 2005.

10.22
Agreement dated August 9, 2005 between the Curators of the University of Missouri and IsoRay Medical, Inc., incorporated by reference to the Form SB-2/A2 filed on April 27, 2006 (confidential treatment requested).

10.23	SICAV ONE Securities Purchase Agreement, dated December 7, 2005, by and between IsoRay, Inc. and Mercatus & Partners, Ltd., incorporated by reference to the Form 8-K filed on December 12, 2005.

10.24	SICAV TWO Securities Purchase Agreement, dated December 7, 2005, by and between IsoRay, Inc. and Mercatus & Partners, Ltd., incorporated by reference to the Form 8-K filed on December 12, 2005.

10.25	Economic Development Agreement, dated December 14, 2005, by and between IsoRay, Inc. and the Pocatello Development Authority, incorporated by reference to the Form 8-K filed on December 20, 2005.

10.26	License Agreement, dated February 2, 2006, by and between IsoRay Medical, Inc. and IBt SA, incorporated by reference to the Form 8-K filed on March 24, 2006 (confidential treatment requested).

10.27	Benton Franklin Economic Development District Loan Covenant Waiver Letter, dated as of March 31, 2005, incorporated by reference to the Form SB-2/A3 filed on May 12, 2006.

10.28	Service Agreement between IsoRay, Inc. and Advanced Care Medical, Inc., dated March 1, 2006, incorporated by reference to the Form SB-2/A2 filed on April 27, 2006.

10.29	Business Loan Agreement between IsoRay Medical, Inc. and Columbia River Bank, dated March 1, 2006, incorporated by reference to the Form SB-2/A4 filed on May 26, 2006.

10.30	Letter from HAEIFC to IsoRay Medical, Inc. dated April 26, 2006, incorporated by reference to the Form SB-2/A5 filed on June 6, 2006.

10.31	Loan Agreement, dated June 15, 2006, by and between IsoRay Medical, Inc. and the Hanford Area Economic Investment Fund Committee, incorporated by reference to the Form 8-K filed on June 21, 2006.

10.32
Commercial Security Agreement, dated June 15, 2006, by and between IsoRay Medical, Inc. and the Hanford Area Economic Investment Fund Committee, incorporated by reference to the Form 8-K filed on June 21, 2006.

10.33	Common Stock and Warrant Purchase Agreement among IsoRay, Inc. and the other signatories thereto, dated August 9, 2006, incorporated by reference to the Form 8-K filed on August 18, 2006.

10.34	Benton Franklin Economic Development District Loan Covenant Waiver Letter, dated September 26, 2006, incorporated by reference to the Form 10-KSB filed on September 28, 2006.

10.35	Form of Officer and Director Indemnification Agreement, incorporated by reference to the Form SB-2 Post Effective Amendment No. 2 filed on October 13, 2006.

10.36
Contract No. 840/20553876/11806-32, dated October 6, 2006, by and between IsoRay Medical, Inc. and FSUE “SSC-Research Institute of Atomic Reactors,” incorporated by reference to the Form 8-K filed on November 6, 2006 (confidential treatment requested for redacted portions)

10.37
Agreement for Exclusive Right to Buy, dated October 6, 2006, by and between IsoRay Medical, Inc. and FSUE “SSC-Research Institute of Atomic Reactors,” incorporated by reference to the Form 8-K filed on November 6, 2006 (confidential treatment requested for redacted portions)

16.1	Letter from S.W. Hatfield, CPA to the SEC dated December 13, 2005, incorporated by reference to the Form 8-K filed on December 14, 2005.

21.1	Subsidiaries of the Registrant, incorporated by reference to the Form 10-KSB filed on October 11, 2005.

23.1	Consent of Keller Rohrback, P.L.C. (included in Exhibit 5.1)

23.2	Consent of DeCoria, Maichel & Teague, P.S., filed herewith.

Item 28.	Undertakings.

The undersigned Registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

(a)  include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(b)  reflect in the prospectus any facts or events which, individually or, together, represent a fundamental change in the information in the registration statement. Notwithstanding the forgoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(c) include any additional or changed material information on the plan of distribution.

2.  For determining liability under the Securities Act, to treat each such post-effective amendment as a new registration statement of the securities offered, and the offering of such securities at that time to be the initial bona fide offering.

3.  To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

4. For determining liability of the undersigned small business issuer under the Securities Act to any purchaser in the initial distribution of the securities, that in a primary offering of securities of the undersigned small business issuer pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned small business issuer will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.	Any preliminary prospectus or prospectus of the undersigned small business issuer relating to the offering required to be filed pursuant to Rule 424;

ii.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned small business issuer or used or referred to by the undersigned small business issuer;

iii.
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned small business issuer or its securities provided by or on behalf of the undersigned small business issuer; and

iv.	Any other communication that is an offer in the offering made by the undersigned small business issuer to the purchaser.

5. For the purpose of determining liability under the Securities Act to any purchaser each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectus filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the provisions above, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by one of our directors, officers, or controlling persons in the successful defense of any action, suit or proceeding, is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act, and we will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Richland, Washington on this 15th day of February, 2007.

ISORAY, INC.

By:	/s/ Roger E. Girard
Roger E. Girard, Chairman and Chief Executive Officer

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated:

Signature	Title	Date

/s/ Roger E. Girard	Chief Executive Officer and Chairman	February 15, 2007
Roger E. Girard

/s/ Jonathan Hunt	Chief Financial Officer and Principal Accounting Officer	February 15, 2007
Jonathan Hunt

/s/ Dwight Babcock	Director	February 15, 2007
Dwight Babcock

/s/ Stephen R. Boatwright	Director	February 15, 2007
Stephen R. Boatwright

/s/ Robert R. Kauffman	Director	February 15, 2007
Robert R. Kauffman

/s/ Thomas C. Lavoy	Director	February 15, 2007
Thomas C. Lavoy

/s/ Albert Smith	Director	February 15, 2007
Albert Smith

/s/ David J. Swanberg	Director	February 15, 2007
David J. Swanberg